12-31-07

RECEIVED

2008 FEB 26 A 4:42

Kirin Brewery Co Ltd

File No. 82-188
February 7, 2008

Re: ~~Kirin Holdings Company, Limited~~ – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

SUPPL

- **Summary of Consolidated Financial Statement as of December 31, 2007 (Unaudited)**
- **Increased dividend forecast for fiscal year ended December 31, 2007**
- **Position and Policies Concerning the Reduction of the Minimum Investment Unit**
- **Partial Amendments to the Articles of Incorporation**
- **Kirin Group 2008 Management Policy**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Very truly yours,

[redacted]

08001330

Kirin Holdings Company, Limited

By ________________
Name: Makoto Ando
Title: IR Manager,
Corporate Communications Dept.

KIRIN HOLDINGS COMPANY, LIMITED

February 7, 2008

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENT AS OF DECEMBER 31, 2007 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2007

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirinholdings.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Telephone: 81- 3- 5540- 3455 from overseas
Scheduled date of regular shareholders' meeting held:	March 26, 2008
Submission date of annual securities report scheduled:	March 26, 2008
Commencement date of dividend distribution scheduled:	March 27, 2008

1. Consolidated business results and financial positions for the current fiscal year (January 1, 2007 - December 31, 2007)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2007	1,801,164	8.1	120,608	3.7	123,389	2.1
Year ended December 31, 2006	1,665,946	2.1	116,358	4.2	120,865	5.2

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2007	66,713	24.7	69.86	-	6.5	5.6	6.7
Year ended December 31, 2006	53,512	4.4	55.98	-	5.4	6.2	7.0

Reference: Equity in earnings of affiliates December 31, 2007 10,282 million yen

December 31, 2006 8,131 million yen

Note: Percentage change compares current results with those of the period of the previous year.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
December 31, 2007	2,469,667	1,099,555	42.7	1,104.83
December 31, 2006	1,963,586	1,043,724	50.6	1,040.44

Reference: Equity December 31, 2007 1,054,811 million yen
December 31, 2006 993,989 million yen

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
Year ended December 31, 2007	114,585	(269,621)	121,555	52,307
Year ended December 31, 2006	123,685	(153,239)	(50,012)	86,588

2. Dividends

Record date	Dividends per share				
	First quarter (¥)	Interim (¥)	Third quarter (¥)	Year-end (¥)	Total (Annual) (¥)
Year ended December 31, 2006	-	8.00	-	9.00	17.00
Year ended December 31, 2007	-	9.00	-	12.00	21.00
Year ending December 31, 2008 (Forecast)	-	11.50	-	11.50	23.00

Record date	Total amount of dividends (¥ millions)	Dividend pay-out ratio (%)	Ratio of dividends to shareholders' equity (%)
Year ended December 31, 2006	16,246	30.4	1.7
Year ended December 31, 2007	20,051	30.1	2.0
Year ending December 31, 2008 (Forecast)	–	38.5	-

3. Forecast of consolidated business results for the next fiscal year (January 1, 2008 - December 31, 2008)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ending June 30, 2008	936,000	12.0	45,000	4.9	40,000	(12.5)
Year ending December 31, 2008	2,100,000	16.6	133,000	10.3	124,000	0.5

	Net income (¥ millions)	Percentage change (%)	Net income per share (¥)
6 months ending June 30, 2008	12,000	(28.6)	12.57
Year ending December 31, 2008	57,000	(14.6)	59.70

Note: Percentage change compares forecast results with those of the period of the previous year.

4. Others (January 1, 2007 - December 31, 2007)

(1) Changes in significant subsidiaries during the period

(changes in specified subsidiaries accompanying change in scope of consolidation): Yes

Increase 4 companies

(Kirin Holdings (Australia) Pty Ltd, San Miguel Foods Australia Holdings Pty Ltd, National Foods Limited, Berri Limited)

Decrease None

Note: For details, please refer to "CORPORATE GROUP" on page 13.

(2) Changes in accounting policies, procedures, and methods of presentation for preparing the consolidated financial statements (those to be described in the section of Significant Accounting Policies)

i. Changes due to amendment of accounting standards: Yes

ii. Changes due to other reasons: None

Note: For details, please refer to "SIGNIFICANT ACCOUNTING POLICIES" on page 25.

(3) Number of shares outstanding (common stock)

i. Number of shares outstanding at the end of period (including treasury stock)

As of December 31, 2007 984,508,387 shares

As of December 31, 2006 984,508,387 shares

ii. Number of treasury stock at the end of period

As of December 31, 2007 29,779,060 shares

As of December 31, 2006 29,155,714 shares

Note: For the number of shares as a basis of calculating net income per share (consolidated), please refer to "PER SHARE INFORMATION" on page 30.

Reference: SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Non-consolidated business results and financial positions for the current fiscal year (January 1, 2007 - December 31, 2007)

(1) Results of operations:

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2007	437,172	(54.5)	14,081	(76.5)	30,875	(65.0)
Year ended December 31, 2006	960,727	2.7	59,970	3.1	88,190	21.6

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
Year ended December 31, 2007	33,476	(38.7)	35.06	-
Year ended December 31, 2006	54,639	24.5	57.16	-

Note: Percentage change compares current results with those of the period of the previous year.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
December 31, 2007	1,620,556	871,430	53.8	912.75
December 31, 2006	1,474,538	876,157	59.4	917.10

Reference: Equity December 31, 2007 871,430 million yen
December 31, 2006 876,157 million yen

2. Forecast of non-consolidated business results for the next fiscal year (January 1, 2008 - December 31, 2008)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ending June 30, 2008	56,300	(86.8)	44,700	201.2	44,000	35.6
Year ending December 31, 2008	68,800	(84.3)	45,000	219.6	43,300	40.2

	Net income (¥ millions)	Percentage change (%)	Net income per share (¥)
6 months ending June 30, 2008	42,500	91.1	44.52
Year ending December 31, 2008	41,600	24.3	43.57

Note: Percentage change compares forecast results with those of the period of the previous year.

Information about proper usage of forecast of business results, and other special instructions

Please refer to page 15 for the assumptions and other matters related to the forecast of consolidated business results provided herein.

Business Results

(1) BUSINESS PERFORMANCE

The Japanese economy expanded moderately as a whole during fiscal year 2007, benefiting from continued strength in capital investment, which was boosted by robust growth in corporate profitability and exports. Consumer spending also rose steadily due to a modest upturn in employee incomes. At the same time, however, sharp increases in the price of oil and raw materials, as well as the 2007 sub-prime mortgage financial crisis, contributed to a sense of uncertainty about the future.

In this environment, Kirin Group designated the three-year period from 2007 to 2009 as Stage I of its long-term management vision, *Kirin Group Vision 2015* "KV2015." In the fiscal year under review, the first year of this initial stage of the plan, the Company transitioned to a pure holding company structure with the aim of developing its business more dynamically. The Group conducted investments aimed at achieving a quantum leap in growth and made major strides toward building a new Kirin Group, as exemplified by its strategic alliance with Kyowa Hakko Group and its acquisition of all the shares of National Foods Limited, the leading dairy and beverage producer in Australia.

Due in part to its consolidation of Mercian Corporation's results, the Group recorded increased sales during the year under review. Despite the significant impact of spiking prices of raw materials for alcohol beverages and soft drinks, it also reported higher operating income due to contributions from its favorable overseas alcohol beverage business and to efforts by the Group companies to reduce costs. Net income also increased, as a result of both the foregoing reasons and the selling of land held by the Group.

	Billions of yen	Percentage increase (decrease) compared to the previous year
Consolidated:		
Total sales..................................	¥1,801.1	8.1%
Operating income.........................	¥120.6	3.7%
Ordinary income...........................	¥123.3	2.1%
Net income	¥66.7	24.7%

Results by business segment were as follows. To facilitate the year-on-year comparison, information by business segment for the previous fiscal year are shown by the new classification applied for the fiscal year under review*.
(Note) For details, please refer to "SEGMENT INFORMATION" on page 27.

Alcohol Beverages Business

Kirin Group presses ahead with efforts to develop a comprehensive alcohol beverages business. As a major step forward in this regard, Kirin Brewery Co., Ltd. (which took over the domestic alcohol beverages business from the Company in July 2007) began operating under a new arrangement with Mercian on July 1, 2007. Under the arrangement, Kirin Brewery will focus on RTD (Ready-to-drink; mainly canned chu-hi) and shochu products while Mercian will specialize in wines. The new structure is expected to develop each company's strength as well as to generate synergies through the sharing of sales and distribution-related infrastructure.

The aggregate market for beer, happo-shu and new-genre products declined in size, reflecting the impact of Japan's declining birthrate and aging population and an increasing diversification of tastes. In this environment, Kirin Brewery reported a slightly lower sales volume compared to the

previous year.

In the beer category, Kirin Brewery released "*Kirin the Gold*," its first new proposal for a mainstay beer product in 17 years. By introducing a new taste in beer, Kirin Brewery endeavored to invigorate the beer market and succeeded in increasing unit sales of canned beer. Sales of two *happo-shu* products, "*Tanrei Green Label*" and "*Tanrei Alpha*," also increased compared to the previous year, spurring further growth in the rapidly expanding market for products with lower carbohydrates. In the new-genre segment, Kirin Brewery launched "*Kirin Ryoshitsu Sozai*" and "*Kirin Sparkling Hop*" to supplement its mainstay "*Kirin Nodogoshi Nama.*" This enabled it to achieve a double-digit increase in the volume of sales in this category, exceeding the industry's rate of growth.

In the RTD market, Kirin Brewery launched "*Kirin Cocktail Sparkle*" into the growing cocktail segment. Along with the market-leading "*Kirin Chu-hi Hyoketsu*," this product generated a very favorable response from customers. The new arrangement with Mercian brought a number of products such as the "*Honshibori Chu-hi*" and "*Gyugyutto Shibotta*" brands under Kirin Brewery's control, giving it a broader and deeper product lineup.

As epitomized by the "*Erabō Nippon no Umai!*" campaign, Kirin Brewery further enhance the sales promotion deeply rooted in local markets and consumers, as well as development-and-proposal-oriented marketing. Meanwhile, Kirin Brewery continued to move forward in its efforts to facilitate a fair trade environment.

Mercian started cooperating with Kirin Brewery in the areas of sales and R&D. Its brand portfolio has expanded from the transfer of Kirin's wine business to Mercian, and it is beginning to see results also from actively cooperating together on sales and marketing.

During the fiscal year under review, profitability continued to be impacted by rising prices for raw materials—aluminum, cartons, malt and corn—and by higher oil prices.

Kirin Group's principal market in the overseas alcohol beverage business comprises Asia and Oceania. During the year under review, Lion Nathan Ltd., an Australian subsidiary, recorded its eight consecutive years of profit growth on the back of strong sales of premium beers. In November, Kirin Brewery (Zhuhai) Co., Ltd. of China completed construction of an environmentally advanced new plant incorporating leading-edge technologies from Japan. This plant has twice the production capacity of the former plant.

Sales in the alcohol beverages business increased as a result, boosted by Lion Nathan's strong performance and the consolidation of Mercian. Although the level of profitability was reduced at Kirin Brewery due to higher raw materials costs, operating income of the segment increased, reflecting the impact such as changes in methods of allocating Group management expenses following the transition to a pure holding company structure.

Alcohol Beverages Business Division	**Billions of yen**	**Percentage increase (decrease) compared to the previous term**
Consolidated:		
Total sales....................................	¥1,189.4	8.2%
Operating income.........................	¥96.5	11.6%

Soft Drinks Business

Kirin Beverage Co., Ltd has launched a medium-term business plan that designates the three-year period from 2007 to 2009 as "Three years to establish a new competitive position." During the fiscal year under review, the first year of this planning period, Kirin Beverage carried out a number of initiatives aimed at sustaining its competitiveness and at strengthening the operating base that will contribute to medium- and long-term growth.

Kirin Beverage broadened and deepened its product lineups for "*Kirin Namacha,*" "*Kirin Gogono-kocha*" and "*Kirin Fire,*" and marketed its core brands aggressively through such measures as sales promotion activities for "*Volvic*" mineral water and "*Kirin Alkali-Ion-no-Mizu*". It also launched new high-value-added products in an effort to generate new demand.

In regard to sales, Kirin Beverage incorporated a total sales and marketing approach into its activities during the year. Under this approach, product policies and sales promotion activities were integrated into strategies tailored to the characteristics of individual markets. As a result of these and other efforts, Kirin Beverage reported a substantially higher sales volume over the previous year.

In overseas, Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd. of China began production of "*Kirin Gogono-kocha Milk Tea in 500 ml PET Bottles,*" a product that generated exceptionally strong sales immediately after launch. Kirin Beverage also entered into a basic agreement with Ace Cook Co., Ltd. to establish a joint venture in Vietnam during 2008 to produce and sell soft drinks in the fast-growing market.

As a result, sales increased year on year supported by higher sales volumes. However, operating income dropped year on year due to the increase in marketing cost, the change in composition of containers, the increase in raw material cost, and such.

Soft Drinks Business Division	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales	¥411.2	4.7%
Operating income	¥17.9	(8.7%)

Pharmaceuticals Business

In pharmaceuticals, Kirin Pharma Co., Ltd. (which took over the pharmaceuticals operations from the Company in July 2007) was positioned to make significant advances in the business. In July, it introduced a new long-acting erythropoiesis stimulating agent, "*NESP Injection Syringe,*" to the market. Marketing appeals to health-care professionals, which stress the product's newness and usefulness, have led to a steady increase in use of *NESP* by dialysis clinics. Kirin Pharma has received approval for the manufacture and sale of "*REGPARA Tablets,*" a drug for secondary hyperparathyroidism during maintenance dialysis.

In October, Kirin Group announced the formation of a strategic alliance with Kyowa Hakko Group under which the pharmaceuticals businesses of the two groups will be combined. Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma both have strength in biotechnology, which will provide the basis for developing a global top-class, research and development-oriented life science company from Japan.

Kirin Pharma entered into a worldwide licensing agreement with Astellas Pharma Inc. on a fully human anti-CD40 antagonistic monoclonal antibody created by Kirin Pharma. Kirin Pharma also entered into a basic agreement with Terumo Corporation for the business and capital alliance aimed at strengthening collaboration in R&D and manufacturing of prefilled syringe preparations and integration of the two companies' drug discovery technologies.

Consolidated sales and operating income in the pharmaceuticals business both increased year on year reflecting the robust sales of core products and the contribution by overseas subsidiaries.

Pharmaceuticals Business Division	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales..................................	¥69.9	4.0%
Operating income..........................	¥13.0	7.9%

Other Businesses

The joint venture corporation formed by Kirin Food-Tech Company, Ltd., a manufacturer of seasonings and food additives and Daesang Corporation of South Korea completed construction of its plant in Indonesia where nucleotides seasonings will be produced.

The Company acquired all the shares of National Foods, the leading dairy and beverage producer in Australia, and expanded its business base in Oceania in the area of food and health.

Kirin Agribio Co., Ltd. took steps to establish the Kirin brand in the flower, seed and seedling business by setting up "Flower Products Development Center" in Hamamatsu City, Shizuoka Prefecture.

Both consolidated sales and income in the other businesses were higher than the previous fiscal year mainly resulting from the consolidation of Mercian Corporation.

Other Business Divisions	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales..................................	¥130.5	22.4%
Operating income..........................	¥4.3	677.5%

OUTLOOK FOR 2008

Kirin Group formulated the 2008 Management Policy based on the "2007-2009 Kirin Group Medium-Term Business Plan (KV2015 Stage I)." The Group will continue to focus on further enhancing corporate and brand value.

2008 Management Policy

1. Promote a comprehensive beverage group strategy along with creating solid growth for the core domestic alcohol beverages and soft drinks businesses.
2. Establish a structure for growth in the pharmaceuticals business under the alliance with Kyowa Hakko Kogyo Co., Ltd.
3. Define the area of the health and functional food business, and develop a business strategy leveraging group synergies.
4. Develop a global business strategy in Asia and Oceania aimed at becoming a leading company in the area of food and health now with National Foods.
5. Promote a financial strategy that maximizes corporate value.
6. Define and proactively implement Kirin Group CSR activities.

Based on the policy, Kirin Group will endeavor to build a firm business foundation by dealing with the following important issues.

Alcohol Beverages Business Division

In the domestic alcohol beverages market, we will further the collaboration between Kirin Brewery Co., Ltd. and Mercian Corporation to pursue our comprehensive alcohol beverages group strategy.

Kirin Brewery Co., Ltd., will press on with efforts to achieve the three goals of the 2008 product strategy, namely "strengthening mainstay products," "strengthening products with lower carbohydrates" and "increasing total demand" to respond to customer needs and to adapt to changes in the market environment.

First, in terms of mainstay products, we will strengthen its core brands through product renewals of happo-shu "*Kirin Tanrei Nama*" and a new genre product "*Kirin Nodogoshi Nama.*" Then, in response to health-conscious consumers, we will renew "*Tanrei Green Label*" and subsequently launching the new low-calorie, carbohydrate-free* product, "*Kirin ZERO*" in the happo-shu category. Also, we will endeavor to increase total demand through product renewals and expansion of product lineups in two areas: the RTD market, where demand is expected to grow among customers in their 20s and 30s; and the shochu market, where there is untapped demand.

* Low-calorie: a designation placed on the label of product which is below 20 kilocalories per 100 ml
* Carbohydrate-free: a designation placed on the label of product containing less than 0.5 grams of carbohydrates per 100 ml (based on nutrition labeling standards).

With respect to sales, we will strengthen the capacity for development-and-proposal-oriented marketing by promoting activities that connect to consumers in local markets and by developing a sales promotion campaign linked to the Beijing Olympics. In addition, by extending the open pricing system to Japanese and Western liquor, we will continue making efforts to facilitate a fair trade environment.

While recognizing that cost-cutting efforts must continue, the sharp increases in the prices of raw materials and oil have reached a point where corporate efforts alone is insufficient as a solution to this serious situation, we have reached to a decision to revise prices of beer, happo-shu and new-genre.

At Mercian, 2008 is the first year for the medium-term business plan. Mercian will aim for a definite No. 1 position in the wine business and processing liquors business, leveraging maximized group synergies and enhancing the strategic value propositions for domestic and imported daily and fine wine.

In the international arena, we will continue to strengthen the beer business in Asia and Oceania. In China, we will strive to develop more efficiently by utilizing the additional capacity provided by Kirin Brewery (Zhuhai) Co. Ltd.'s new plant. In Australia, Lion Nathan Ltd. will aim to pursue the largest capital investment program in the Company's history in order to rebuild its manufacturing capabilities; and will establish a close collaborative relationship with J. Boag & Son, the premium brewer, which Lion Nathan agreed to acquire in 2007.

Soft Drinks Business Division

Kirin Beverage Co., Ltd. will continue pursuing a product strategy focused on core brands while proactively proposing new products in market. Based on the "Team Kirin" approach, Kirin Beverage will also engage in community-based sales activities in conjunction with Kirin Brewery Co., Ltd., and will endeavor to expand sales channels by increasing the number of vending machines.

In Asia, Kirin Group's principal overseas market, we will take steps in China to ensure further penetration and expansion of sales of "*Kirin Gogono-kocha Milk Tea in 500 ml PET Bottles.*" In Vietnam, by combining the sales network of Ace Cook Group with the product development capabilities of Kirin Beverage Co., Ltd., we aim to launch high-quality, high-value-added beverages in the extremely fast-growing Vietnamese market—through Vina Kirin Acecook Beverage Co., the joint venture scheduled for establishment in May 2008.

Pharmaceuticals Business Division

Based on the terms of the strategic alliance between the Kirin Group and the Kyowa Hakko Group, we aim to move forward smooth, expeditious integration of the two groups' pharmaceuticals businesses. In October 2008, Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited will merge, resulting in the establishment of a new company, Kyowa Hakko Kirin Co., Ltd. With cutting-edge technologies in the field of antibody drugs, this new company will aim to establish itself as a Japan-based global specialty pharmaceuticals company, working principally in the fields of cancer, renal and immunological diseases. This new company will continuously develop innovative new drugs while accelerating the speed of the development for both domestic and international markets, where fierce competition is growing.

While aiming to penetrate market with the anemia drug, *"NESP Injection Syringe,"* released in 2007, Kirin Pharma will launch *"REGPARA Tablets,"* a treatment for secondary hyperparathyroidism during maintenance dialysis and will contribute to progress in dialysis treatment.

Other Business Divisions

In health and functional foods, we define the domain identity as "all foods that customers consciously consume for health reasons," and make efforts to strengthen this business in Group-wise.

The Company announced two investments last year, aiming to realize quantum leap in growth. In relation to these investments, the Company will endeavor to integrate these operations smoothly into the Group and to create synergies. In terms of our investment in National Foods, the leading dairy and beverage producer in Australia, we aim for further business development in Asia and Oceania, as well as enhancing the business foundation in the area of food and health, which includes health and functional foods. Through the strategic alliance with the Kyowa Hakko Group, we will form the best business structure in the field of non-pharmaceutical businesses, will promptly build a system that can maximize enterprise value, and will aim to achieve growth in each of these business areas.

Kirin Food-Tech Co., Ltd., will begin full-scale operations at the plant in Indonesia where nucleotides *umami* seasonings are manufactured. Kirin Agribio Co., Ltd. will continuously work on R&D for high-value-added products by enhancing breeding and product development capabilities, as well as seed and seedling production technologies.

CSR INITIATIVES

Kirin Group seeks to earn the trust of society by implementing thorough compliance and risk management measures, and by fulfilling a variety of roles that contribute to the creation of a sustainable society. The Group's CSR initiatives include efforts to enhance product quality to ensure the safety and security of foods, to raise public awareness concerning appropriate alcohol consumption and to combat global warming which is based on the Group's fermentation techniques and biotechnology. The Group also conducts "Kirin Forest Reservoir Project," which contributes to forest cultivation in watersheds that supply the Company's breweries across Japan. In the area of sports, the Group remains a supporter of both the Japan National Football Team and the Japanese Olympic Team. Furthermore, the Group is fully behind efforts to promote food culture that fosters delight in "food and health," and with Kirin Institute of Food and Lifestyle, the Group is promoting new lifestyles and next-generation values related to foods.

<u>(2) ANALYSIS OF FINANCIAL CONDITION</u>

Total assets as of the end of the fiscal year under review stood at ¥2,469.6 billion, an increase of ¥506.0 billion (25.8%) compared to the end of the previous fiscal year. Goodwill increased by ¥161.9 billion, reflecting the acquisition of all the shares of National Foods. The purchase of shares of Kyowa Hakko Kogyo Co., Ltd. resulted in a ¥188.0 billion increase in investment

securities.

Liabilities stood at ¥1,370.1 billion, an increase of ¥450.2 billion (48.9%). This was mainly attributable to a ¥379.0 billion increase in short-term loans payable, which was required to finance the above acquisitions.

Net assets stood at ¥1,099.5 billion, an increase of ¥55.8 billion (5.3%) due in large part to the recognition of ¥66.7 billion in net income. The ratio of equity to total assets declined from 50.6% at the end of the previous fiscal year to 42.7% at the end of the year under review.

Consolidated cash and cash equivalents ("cash") totaled ¥52.3 billion as of December 31, 2007, a decrease of ¥34.2 billion compared to the end of the previous fiscal year. Outflows for investment activities such as the acquisition of shares of Kyowa Hakko Kogyo Co., Ltd. were covered by loans from financial institutions, cash reserves and others.

Consolidated cash flows were as follows:

Cash flow from operating activities
Net cash provided by operating activities was ¥114.5 billion, ¥9.1 billion lower than in the previous year. Although working capital increased by ¥9.3 billion due to changes in items such as notes and accounts receivable, trade, inventories, notes and accounts payable, liquor taxes payable and consumption taxes payable, corporate tax payments increased ¥18.6 billion and gain on sale of fixed assets increased ¥17.7 billion.

Cash flow from investing activities
Net cash used in investing activities was ¥269.6 billion, ¥116.3 billion more than in the previous year. Investment in fixed assets was ¥66.8 billion, ¥6.9 billion more than in the previous year, and primarily related to capital investment in the domestic alcohol business. Investment for acquisition of marketable and investment securities was ¥183.7 billion, ¥177.0 billion higher than in the previous year, driven mainly by the acquisition of shares of Kyowa Hakko Kogyo Co., Ltd. and Terumo Corporation. Investment for acquisition of subsidiaries was ¥77.2 billion, ¥24.6 billion less than in the previous year, and primary related to the acquisition shares of National Foods Limited. The sale of fixed assets provided an inflow of ¥24.7 billion, the sale of marketable securities and investment securities resulted in proceeds of ¥9.1 billion.

Cash flow from financing activities
Net cash provided by financing activities was ¥121.5 billion, ¥171.5 billion more than in the previous year. Cash inflow from borrowings for the year was ¥151.2 billion. Cash dividends paid decreased ¥2.4 billion to ¥29.7 billion.

Trends in Kirin Group's cash flow indices are as follows:

	Fiscal year ended 12/2005	Fiscal year ended 12/2006	Fiscal year ended 12/2007
Equity ratio (%)	50.2	50.6	42.7
Equity ratio based on market capitalization (%)	67.9	91.0	63.4
Debt service coverage (%)	296.0	242.6	588.1
Interest coverage ratio (times)	11.5	12.2	9.9

All indices are calculated from consolidated financial data.

Notes:

1. Equity ratio = (Net assets – Minority interests) / Total assets
2. Equity ratio based on market capitalization = Market capitalization / Total assets
   [Market capitalization = market price on last trading day of period x total shares outstanding at end of period (excluding treasury stock)]
3. Debt service coverage = Interest-bearing liabilities / Operating cash flow
   [Interest-bearing liabilities refer to all liabilities with interest payable recorded on the

liabilities section of the consolidated balance sheets. Operating cash flow refers to Net cash provided by operating activities in the consolidated statements of cash flow] .

4. Interest coverage ratio = Operating cash flow / Interest expenses

   [Interest expenses refers to the Interest expenses figure recorded in the consolidated statements of cash flows]

(3) BASIC POLICY RELATED TO DISTRIBUTION OF PROFITS; DIVIDENDS FOR THE PERIOD UNDER REVIEW AND FOR THE YEAR TO DECEMBER 31, 2008

Kirin views the appropriate distribution of profits to shareholders as one of the key management issues, and has distributed a dividend to shareholders in every financial period since its establishment in 1907. Management believes that shareholders' needs can be met by providing a stable, continuous dividend that takes into consideration comprehensive assessment of business performance, the target payout ratio, and future capital requirements in each period. Under the "2007-2009 Kirin Group Medium-Term Business Plan (KV2015 Stage I)," the Company has set its minimum guideline of 30% for the dividend payout ratio and seeks to increase dividends as substantive profitability increases. Retained earnings will be allocated to business and capital investments that contribute to enhancing future corporate value, principally in the alcohol beverages, soft drinks, pharmaceuticals, and health and functional foods businesses. The Company will act expeditiously to acquire treasury stock in order to increase its capital efficiency.

Based on the foregoing policy, the dividend of surplus for the year under review will be as follows. The Company expects to pay out ¥12 per share as its year-end dividend, an increase of ¥3 from the previous year. With the ¥9 per share paid out as an interim-period dividend taken into account, this will result in a total dividend for the year of ¥21, an increase of ¥4 compared to the previous year. The consolidated dividend payout ratio will thus be 30.1%.

With respect to the dividend of surplus for the year ending December 2008, the Company expects to pay an annual dividend of ¥23, which will take into account the effects of amortization of goodwill from its investments for quantum leap in growth.

Corporate Group

The Kirin Group introduced the pure holding company system on July 1, 2007.
The corporate group consists of Kirin Holdings Company, Limited ("the Company"), 345 consolidated subsidiaries and 22 affiliates accounted for by the equity method at December 31, 2007. The major group companies in the respective business segments are as follows:


Alcohol Beverages Business
Kirin Brewery Company, Limited
Kirin Engineering Co., Ltd.
Kirin logistics Co., Ltd
Kirin Merchandising Company, Limited
and 25 others
Mercian Corporation and 5 others
LION NATHAN LTD. and 166 others
Kirin (China) Investment Company, Limited and 5 others
* SAN MIGUEL CORPORATION
6 others, Total 215 companies
Pharmaceuticals Business
Kirin Pharma Co., Ltd. and 9 others
* Kyowa Hakko Kogyo Co., Ltd.
* KIRIN-AMGEN, INC.
Total 12 companies
Kirin Holdings Company, Limited (Holding Company)
Soft Drinks Business
Kirin Beverage Corporation
Tokyo Kirin Beverage Service Co., Ltd.
Kirin MC Danone Waters Co., Ltd.
* Kirin-Tropicana, Inc. and 19 others
The Coca-Cola Bottling Company of Northern New England, Inc. and 5 others
Berri Limited and 4 others
Total 34 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
Kirin Holdings (Australia) Pty Ltd (Holding Company)
National Foods Ltd.
San Miguel Foods Australia Holdings Pty Ltd and 41 others
Kirin Agribio EC B.V. and 26 others
Kirin Food-Tech Company Limited and others
Kirin Business Expert Co., Ltd.
and 30 others, Total 106 companies

Consolidated subsidiaries are stated above, except for * marked affiliates to which the equity method is applied.

Note: San Miguel Foods Australia Holdings Pty Ltd changes the name of the company to Kirin Foods Australia Holdings Pty Ltd on January 2, 2008.

Management Policies

1. GROUP VISION

In May 2006 Kirin announced Kirin Group Vision 2015 ("KV2015"), its long-term operating framework until 2015.

2. TARGETED MANAGEMENT INDICES

Under KV2015 Kirin aims to create a quantum leap in growth by moving beyond the current path of business development. In July 2007 Kirin plans to create a more dynamic, responsive group management structure by introducing a holding company structure. Under this structure, a holding company, Kirin Holdings, will oversee an alignment of group operating companies including Kirin Brewery in the domestic alcohol beverages business, Kirin Beverage, which has become a wholly owned subsidiary, and Mercian Corporation, with which Kirin has formed a business and capital alliance. This initiative is intended to strengthen the group's business foundation and support strategies such as moving further towards becoming a comprehensive beverages group, internationalizing Kirin's business, and developing the health food and functional food business while enhancing group synergies and aggressively investing resources in pursuit of maximized corporate value. Financial targets for 2015, the final year of the plan, are for consolidated sales of ¥3 trillion (¥2.5 trillion excluding liquor tax), an operating profit margin of more than 8% (or more than 10% excluding liquor tax), and a contribution from overseas operations of approximately 30% of sales and profit (both excluding liquor tax).

3. MEDIUM- TO LONG- TERM STRATEGY

In December 2006, Kirin announced KV2015 Stage I: Kirin Group's 2007-2009 Medium-term Business Plan for the three years to 2009. Quantitative targets for 2009, the final year of the plan, are for consolidated group sales of ¥2.15 trillion (¥1.7 trillion excluding liquor tax), operating income of more than ¥150 billion, and an operating profit margin in excess of 7% (or more than 9% excluding liquor tax). Management will also focus on capital efficiency and shareholder value, aiming to achieve ROE of more than 7% in the year ending December 2009 as a milestone on the path to a target ROE of 10% in 2015.

4. ISSUES FOR THE KIRIN GROUP

The following are specific strategies outlined in KV2015 Stage I: Kirin Group's 2007-2009 Medium-term Business Plan.

1. Strengthen Kirin's business foundations and realize a quantum leap in growth
   (1) Create renewed growth in the domestic alcohol beverage business
   (2) Move further toward becoming a comprehensive beverages group
   (3) Internationalize Group's business
   (4) Develop the health food and functional food business
   (5) Accelerate growth in pharmaceuticals and leverage proprietary strengths to develop the agribio business
2. Pursue a financial strategy that maximizes corporate value
3. Adopt a new group management structure
4. Raise KIRIN brand value and implement Kirin Group CSR

Kirin will seek to boost corporate value by reforming the corporate structure and expanding group synergies, and create further growth and a 'Group premium' by aggressively investing resources as necessary. At the same time we will retain a shareholder value-oriented management approach, and adopt a financial strategy that facilitates a quantum leap in growth. Moreover, under the new slogan Taste that makes you smile, Kirin will seek continued customer support as a brand that symbolizes trust and vitality.

Note Concerning Forecasts

The statements concerning future performance that are presented in this document are based on judgments using information available to the Company and the Kirin Group as of the disclosure day of this document. Certain risks and uncertainties could cause the results of the Company and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's business, market trends, and exchange rates.

5. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR

CONSOLIDATED BALANCE SHEETS (¥ millions)

ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets					
Cash	89,483		55,009		(34,474)
Notes and accounts receivable, trade	321,694		361,127		39,433
Marketable securities	675		246		(429)
Inventories	119,887		148,649		28,762
Deferred tax assets	17,937		19,906		1,969
Other	28,059		52,190		24,131
Allowance for doubtful accounts	(1,950)		(2,500)		(550)
Total Current Assets	575,787	29.3	634,629	25.7	58,842
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures (Purchase price)	482,339		496,623		
Less accumulated depreciation	(288,013)		(293,520)		
Buildings and structures (Book value)	194,325		203,103		8,778
Machinery, equipment and vehicles (Purchase price)	673,114		733,439		
Less accumulated depreciation	(503,019)		(536,385)		
Machinery, equipment and vehicles (Book value)	170,095		197,053		26,958
Land	155,866		158,558		2,692
Construction in progress	33,110		35,437		2,327
Other (Purchase price)	153,165		154,783		
Less accumulated depreciation	(112,924)		(112,974)		
Other (Book value)	40,240		41,809		1,569
Total	593,639	30.2	635,963	25.7	42,324
Intangible Assets					
Goodwill	96,853		258,780		161,927
Other	72,846		128,134		55,288
Total	169,699	8.7	386,915	15.7	217,216
Investments and Other Assets					
Investment securities	524,135		712,234		188,099
Long term loans receivable	3,891		10,387		6,496
Life insurance investments	37,910		-		(37,910)
Deferred tax assets	15,912		34,583		18,671
Other	46,543		57,838		11,295
Allowance for doubtful accounts	(3,933)		(2,884)		1,049
Total	624,460	31.8	812,160	32.9	187,700
Total Fixed Assets	1,387,798	70.7	1,835,038	74.3	447,240
TOTAL ASSETS	1,963,586	100.0	2,469,667	100.0	506,081

(¥ millions)

LIABILITIES	At December 31, 2006		At December 31, 2007		Increase (Decrease)
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount
Current Liabilities					
Notes and accounts payable, trade	107,610		139,255		31,645
Short-term loans payable and long-term debt with current maturities	25,629		404,725		379,096
Liquor taxes payable	106,429		108,260		1,831
Income taxes payable	33,641		31,958		(1,683)
Allowance for employees' bonuses	2,305		4,334		2,029
Allowance for bonuses for directors and corporate auditors	297		442		145
Reserve for loss on repurchase of land	-		2,987		2,987
Accrued expenses	85,991		105,216		19,225
Deposits received	24,866		17,286		(7,580)
Other	62,991		77,293		14,302
Total Current Liabilities	449,763	22.9	891,760	36.1	441,997
Long-term Liabilities					
Bonds	98,830		92,831		(5,999)
Long-term debt	116,586		112,244		(4,342)
Deferred tax liabilities	71,028		88,329		17,301
Deferred tax liabilities due to land revaluation	1,471		1,471		-
Employees' pension and retirement benefits	62,153		60,188		(1,965)
Retirement benefits for directors and corporate auditors	1,739		589		(1,150)
Reserve for repair and maintenance of vending machines	6,863		6,387		(476)
Reserve for loss on repurchase of land	2,987		-		(2,987)
Reserve for losses on guarantees	548		-		(548)
Deposits received	69,795		69,644		(151)
Other	38,092		46,665		8,573
Total Long-term Liabilities	470,098	23.9	478,351	19.4	8,253
TOTAL LIABILITIES	919,862	46.8	1,370,111	55.5	450,249

(¥ millions)

NET ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Shareholders' Equity					
Common stock	102,045	5.2	102,045	4.1	-
Capital surplus	71,114	3.6	71,353	2.9	239
Retained earnings	732,134	37.3	781,499	31.6	49,365
Treasury stock, at cost	(26,797)	(1.4)	(28,170)	(1.1)	(1,373)
Total Shareholders' Equity	878,497	44.7	926,727	37.5	48,230
Valuation and Translation Adjustments					
Net unrealized holding gains on securities	122,466	6.2	124,743	5.1	2,277
Deferred gains or losses on hedges	(352)	(0.0)	370	0.0	722
Land revaluation difference	(4,713)	(0.2)	(4,713)	(0.2)	-
Foreign currency translation adjustments	(1,907)	(0.1)	7,683	0.3	9,590
Total Valuation and Translation Adjustments	115,492	5.9	128,083	5.2	12,591
Minority Interests	49,734	2.6	44,744	1.8	(4,990)
TOTAL NET ASSETS	1,043,724	53.2	1,099,555	44.5	55,831
TOTAL LIABILITIES AND NET ASSETS	1,963,586	100.0	2,469,667	100.0	506,081

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	Year ended December 31, 2006		Year ended December 31, 2007		Increase (Decrease)
	Amount	Percentage over sales	Amount	Percentage over sales	Amount
Sales	1,665,946	100.0	1,801,164	100.0	135,218
Cost of sales	987,852	59.3	1,078,614	59.9	90,762
Gross profit	678,093	40.7	722,550	40.1	44,457
Selling, general and administrative expenses	561,735	33.7	601,942	33.4	40,207
Operating income	116,358	7.0	120,608	6.7	4,250
Non-operating income					
Interest income	1,484		1,971		
Dividend income	5,124		5,292		
Equity in earnings of affiliates	8,131		10,282		
Other	4,401		5,548		
Total	19,142	1.2	23,094	1.3	3,952
Non-operating expenses					
Interest expense	9,736		12,618		
Loss on sale and disposal of finished goods	994		1,944		
Other	3,904		5,749		
Total	14,635	0.9	20,312	1.1	5,677
Ordinary income	120,865	7.3	123,389	6.9	2,524
Special income					
Gain on sale of fixed assets	2,007		19,728		
Reversal of allowance for doubtful accounts	670		687		
Gain on sale of investment securities	7,940		653		
Reversal of reserve for loss on repurchase of land	270		-		
Reversal of reserve for losses on guarantees	139		62		
Gain on sale of shares of subsidiaries and affiliates	-		184		
Gain on transfer of real estate in trust	-		1,089		
Total	11,028	0.7	22,404	1.2	11,376

(¥ millions)

	Year ended December 31, 2006		Year ended December 31, 2007		Increase (Decrease)
	Amount	Percentage over sales	Amount	Percentage over sales	Amount
Special expenses					
Loss on disposal of fixed assets	6,041		5,578		
Loss on sale of fixed assets	127		564		
Loss on impairment	5,755		2,361		
Loss on devaluation of investment securities	195		230		
Loss on sale of investment securities	4		14		
Business restructuring expense	4,492		3,878		
Amortization of goodwill	1,588		-		
Loss due to the change in the pension and retirement benefit plans	2,126		-		
Loss on sale of shares of subsidiaries and affiliates	-		1,731		
Loss of equity method investments	-		1,929		
General interest charge of income taxes for prior years in a foreign subsidiary	-		1,092		
Total	20,332	1.2	17,380	1.0	(2,952)
Income before income taxes and minority interests	111,560	6.7	128,413	7.1	16,853
Income taxes					
Income taxes - current	52,485		48,800		
Income taxes for prior years	-		(2,011)		
Income taxes - deferred	(1,627)		3,554		
Total	50,858	3.1	50,343	2.8	(515)
Minority interests	7,189	0.4	11,355	0.6	4,166
Net income	53,512	3.2	66,713	3.7	13,201

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(Year ended December 31, 2006)

(¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the period					
Dividends from surplus			(14,820)		(14,820)
Directors bonuses from appropriation			(270)		(270)
Net income			53,512		53,512
Increase due to new consolidation of subsidiaries			562		562
Decrease due to new consolidation of subsidiaries			(10)		(10)
Decrease due to exclusion of affiliates accounted for by the equity method			(24,404)		(24,404)
Acquisition of treasury stock				(1,855)	(1,855)
Disposal of treasury stock		114		150	265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,057)		(6,057)
Net changes of items other than shareholders' equity					
Total changes of items during the period	-	114	1,907	(1,705)	316
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	-	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the period							
Dividends from surplus							(14,820)
Directors bonuses from appropriation							(270)
Net income							53,512
Increase due to new consolidation of subsidiaries							562
Decrease due to new consolidation of subsidiaries							(10)
Decrease due to exclusion of affiliates accounted for by the equity method							(24,404)
Acquisition of treasury stock							(1,855)
Disposal of treasury stock							265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,057)
Net changes of items other than shareholders' equity	5,258	(352)	-	16,165	21,071	(29,558)	(8,486)
Total changes of items during the period	5,258	(352)	-	16,165	21,071	(29,558)	(8,169)
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724

(Year ended December 31, 2007) (¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497
Changes of items during the period					
Dividends from surplus			(17,192)		(17,192)
Net income			66,713		66,713
Decrease due to exclusion of affiliates accounted for by the equity method			(155)		(155)
Acquisition of treasury stock				(1,711)	(1,711)
Disposal of treasury stock		239		337	576
Net changes of items other than shareholders' equity					
Total changes of items during the period	-	239	49,364	(1,373)	48,230
Balance as of December 31, 2007	102,045	71,353	781,499	(28,170)	926,727

	Valuation and translation adjustments						
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724
Changes of items during the period							
Dividends from surplus							(17,192)
Net income							66,713
Decrease due to exclusion of affiliates accounted for by the equity method							(155)
Acquisition of treasury stock							(1,711)
Disposal of treasury stock							576
Net changes of items other than shareholders' equity	2,277	723	-	9,591	12,591	(4,990)	7,601
Total changes of items during the period	2,277	723	-	9,591	12,591	(4,990)	55,831
Balance as of December 31, 2007	124,743	370	(4,713)	7,683	128,083	44,744	1,099,555

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	Year ended December 31, 2006 Amount	Year ended December 31, 2007 Amount	Increase (Decrease) Amount
Cash flows from operating activities			
Income before income taxes and minority interests	111,560	128,413	16,853
Depreciation and amortization	68,432	71,913	3,481
Loss on impairment	5,755	2,361	(3,394)
Amortization of goodwill	8,040	7,448	(592)
Increase (decrease) in employees' pension and retirement benefits	(9,976)	(1,913)	8,063
Interest and dividend income	(6,609)	(7,263)	(654)
Equity in earnings of affiliates	(8,131)	(10,282)	(2,151)
Interest expense	9,736	12,618	2,882
Gain on sale of fixed assets	(2,007)	(19,728)	(17,721)
Gain on sale of marketable securities and investment securities	(7,940)	(653)	7,287
Loss on disposal and sale of fixed assets	6,169	6,143	(26)
Loss on devaluation of investment securities	195	230	35
Decrease (increase) in notes and accounts receivable, trade	3,031	(3,205)	(6,236)
Decrease (increase) in inventories	(5,198)	(10,439)	(5,241)
Increase (decrease) in notes and accounts payable, trade	(8,558)	5,076	13,634
Increase (decrease) in liquor taxes payable	(1,203)	(57)	1,146
Increase (decrease) in consumption taxes payable	1,940	7,942	6,002
Increase (decrease) in deposits received	(7,764)	(7,310)	454
Other	10,741	(3,377)	(14,118)
Sub-total	168,213	177,917	9,704
Interest and dividend received	9,094	10,472	1,378
Interest paid	(10,104)	(11,629)	(1,525)
Income taxes paid	(43,517)	(62,175)	(18,658)
Net cash provided by operating activities	123,685	114,585	(9,100)
Cash flows from investing activities			
Payment for purchases of property, plant and equipment and intangible assets	(59,953)	(66,873)	(6,920)
Proceeds from sale of property, plant and equipment and intangible assets	4,745	24,747	20,002
Payment for purchases of marketable securities and investment securities	(6,716)	(183,787)	(177,071)
Proceeds from sale and redemption of marketable securities and investment securities	9,095	9,194	99
Payment for purchases of shares of subsidiaries	(75,585)	(6,648)	68,937
Payment for acquisition of shares of newly consolidated subsidiaries	(26,253)	(70,589)	(44,336)
Payment of loans receivable	-	(38,052)	(38,052)
Collection of loans receivable	-	38,208	38,208
Proceeds from cancellation of life insurance investments	-	23,232	23,232
Other	1,428	946	(482)
Net cash used in investing activities	(153,239)	(269,621)	(116,382)
Cash flows from financing activities			
Increase (decrease) in short-term loans payable	(980)	310,909	311,889
Proceeds from long-term debt	77,684	18,139	(59,545)
Repayment of long-term debt	(21,770)	(177,758)	(155,988)
Payment for redemption of bonds	(69,900)	-	69,900
Payment for purchase of treasury stock	(1,855)	(1,711)	144
Proceeds from sale of treasury stock	265	576	311
Payment for purchase of treasury stock by the consolidated subsidiary	(906)	(27)	879
Cash dividends paid	(14,830)	(17,208)	(2,378)
Cash dividends paid to minority shareholders	(17,408)	(12,554)	4,854
Other	(309)	1,189	1,498
Net cash used in financing activities	(50,012)	121,555	171,567
Effect of exchange rate fluctuation on cash and cash equivalents	704	(740)	(1,444)
Net increase (decrease) in cash and cash equivalents	(78,862)	(34,222)	44,640
Cash and cash equivalents at beginning of year	164,800	86,588	(78,212)
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries	650	(58)	(708)
Cash and cash equivalents at end of year	86,588	52,307	(34,281)

SIGNIFICANT ACCOUNTING POLICIES

1. Scope of consolidation

(1) Consolidated subsidiaries: 345 companies

Major consolidated subsidiaries: Kirin Brewery Company, Limited, Kirin Pharma Company, Limited, Kirin Beverage Corporation, Mercian Corporation, Lion Nathan Ltd., National Foods Limited, Berri Limited

The following table shows changes in the consolidation scope for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New establishment	3	Kirin Holdings (Australia) Pty Ltd Subsidiary of Kirin Agribio EC B.V. Subsidiary of Kirin Beverage Corporation
	New acquisition, etc.	76	National Foods Limited, Berri Limited and 44 subsidiaries of Kirin Holdings (Australia) Pty Ltd 2 subsidiaries of Kirin Beverage Corporation 28 subsidiaries of Lion Nathan Ltd.
Decrease	Sale of shares	5	Kirin Plaza Co., Ltd. Beerstyle 21 Inc. and others
	Completion of liquidation	1	TWYFORD INTERNATIONAL INC.

(2) Major unconsolidated subsidiaries: Kirin Agribio USA, Inc.

Certain subsidiaries including Kirin Agribio USA, Inc. were excluded from the consolidation scope because the effect of their total assets, sales, net income or losses (amount corresponding to interests), and retained earnings (amount corresponding to interests) on the accompanying consolidated financial statements are immaterial.

2. Scope of application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 22 companies

Major affiliated company: San Miguel Corporation

The following table shows changes in the scope of application of the equity method for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New acquisition	4	Kyowa Hakko Kogyo Co., Ltd. HANGZHOU QIANDAOHU BREWERY CO., LTD. and others
	Sale of shares	1	Subsidiary of Lion Nathan Ltd.
Decrease	Sale of shares	2	Yonekyu Corporation and other

(3) Certain investments in unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements were immaterial.

(4) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method.

Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods.

(5) In an effort to respond to the demands for expediting the process of business performance disclosure and in consideration of the difficult situation to calculate equity in earnings of affiliates using its final figures from the year ended December 31, 2007, the Company has calculated equity in earnings of San Miguel Corporation based on its third quarter financial statements since the previous fiscal year.

Consequently, the Company recognized equity in earnings of San Miguel Corporation based on the financial statements for 12 months from the fourth quarter of the previous fiscal year to the third quarter of the fiscal year under review.

3. Fiscal year-end of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose fiscal year-end are different from that of the Company.

Consolidated subsidiaries	Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(*i)
Japan Potato Corporation	September 30	(*i)
Kirin Agribio Inc.	September 30	(*i)
Kirin Agribio EC B.V. and its subsidiaries	September 30	(*i)
Kirin Agribio Shanghai Co., Ltd.	September 30	(*i, iii)
KV Corporation, Ltd.	September 30	(*i)
Chateau Reysson	October 31	(*i)
Nippon Liquor Ltd.	March 31	(*ii)

(*i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.

(*ii) The Company used the financial statements based on preliminary statements as of its fiscal year end for the years that ended consolidation.

(*iii) Kirin Agribio Shanghai Co., Ltd. changed its fiscal year end from December 31 to September 30.

With respect to (*i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

Disclosure of significant accounting policies other than the above-mentioned are omitted because there were no significant accounting policy changes after filing the last Securities Report (filed on March 28, 2007).

CHANGE IN THE ACCOUNTING POLICIES

(Change of depreciation of fixed assets)
Due to the revision of the Corporation Tax Law, the method of depreciation of property, plant and equipment acquired on or after April 1, 2007 has been changed to the method based on the Corporation Tax Law after the revision. However, the Company and some consolidated companies have changed the method acquired on or after July 1, 2007. The effect on net income of this change is not material. The change of the method was conducted in the second half of the fiscal year, since the application system update was completed in the second half of the fiscal year. Hence the previous accounting method was applied for the interim period of the fiscal year. And the effect on net income of this change is not material.

CHANGES IN PRESENTATION

(CONSOLIDATED BALANCE SHEETS)
"Life insurance investments," which amounted to 14,945 million yen for the year ended December 31, 2007, is included in "Other" of "Investment and Other Assets," because it became immaterial.

NOTE TO:

(SEGMENT INFORMATION)

a. Business segment information

(¥ millions)

	Year ended December 31,2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,063,318	392,729	67,245	142,653	1,665,946	-	1,665,946
Inter-segment	3,365	70	-	112,799	116,235	(116,235)	-
Total sales	1,066,683	392,800	67,245	255,453	1,782,182	(116,235)	1,665,946
Operating expenses	983,408	373,086	55,200	251,889	1,663,584	(113,995)	1,549,588
Operating income	83,275	19,714	12,044	3,563	118,598	(2,240)	116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	950,694	270,941	104,745	336,557	1,662,939	300,647	1,963,586
Depreciation and amortization	40,296	15,990	4,234	8,689	69,211	1,609	70,820
Loss on impairment	3,749	16	-	1,990	5,755	-	5,755
Capital expenditures	30,198	17,413	8,478	9,675	65,766	7,296	73,062

Type and nature of products are considered in classification of business segments.
Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), new genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

Year ended December 31, 2006 ¥ 2,358 million, mainly consisting of costs for research and development of basic technologies

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.

Year ended December 31, 2006 ¥ 424,560 million

(¥ millions)

	Year ended December 31,2007						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,189,478	411,254	69,909	130,522	1,801,164	-	1,801,164
Inter-segment	35,798	63	-	25,119	60,980	(60,980)	-
Total sales	1,225,276	411,317	69,909	155,641	1,862,145	(60,980)	1,801,164
Operating expenses	1,128,713	393,324	56,907	151,274	1,730,220	(49,664)	1,680,556
Operating income	96,563	17,992	13,001	4,366	131,924	(11,316)	120,608
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	1,122,086	308,010	134,545	427,198	1,991,840	477,827	2,469,667
Depreciation and amortization	47,151	16,185	3,817	5,836	72,990	879	73,870
Loss on impairment	2,011	6	-	343	2,361	-	2,361
Capital expenditures	43,547	18,167	2,977	8,263	72,956	728	73,685

Business segments are classified based on business management framework in consideration of the type and nature of products.
Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), new genre, whiskey, spirits, wine, engineering, logistics, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Health foods & functional foods, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

Year ended December 31, 2007	¥ 11,713 million, mainly consisting of ¥ 9,055 million for Group administrative expenses due to the Company's transfer to a pure holding company and ¥ 2,657 million for research and development of basic technologies.

Due to the transfer of the Company into a pure holding company, from this second half consolidated accounting period, general corporate expenses, which were allocated to each segment based on sales criteria, are included in Eliminations or Corporate as Group administrative expenses of the Company.

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.

Year ended December 31, 2007	¥ 625,844 million

The Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Group's management structure.
In governing the Group, clarification of the roles and responsibilities between the holding company and the operating companies will be made and the independence and mobility of each operating company will also be enhanced, while the holding company seeks to achieve a quantum leap in growth and create a group premium.
Accordingly, the Company changed its method of business segment classification and classified them "based on business management framework in consideration of the type and nature of products" in view of the new management structure, as business segments had previously been classified "in consideration of the type and nature of products".
Due to this change, the businesses of engineering, logistics, etc., which had been included in the "Others" segment, have been reclassified into the "Alcohol beverages" segment as these businesses are managed as ancillary businesses closely connected with the alcohol beverages business.

For reference, business segment information for the fiscal year ended December 31, 2006 that shows the business classification used for the fiscal year is provided below:

(¥ millions)

	Year ended December 31, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,099,308	392,729	67,245	106,664	1,665,946	-	1,665,946
Inter-segment	31,444	70	-	17,583	49,098	(49,098)	-
Total sales	1,130,752	392,800	67,245	124,247	1,715,045	(49,098)	1,665,946
Operating expenses	1,044,242	373,086	55,200	123,685	1,596,214	(46,626)	1,549,588
Operating income	86,510	19,714	12,044	561	118,830	(2,472)	116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	1,036,898	270,941	104,745	176,931	1,589,516	374,069	1,963,586
Depreciation and amortization	41,364	15,990	4,234	6,500	68,091	2,729	70,820
Loss on impairment	3,768	16	-	1,970	5,755	-	5,755
Capital expenditures	37,295	17,413	8,478	6,680	69,868	3,194	73,062

In addition, business segment information for the interim period of the fiscal year that shows the business classification used for the fiscal year is provided below:

(¥ millions)

	6 months ended June 30, 2007						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:							
Sales							
Unaffiliated customers	548,151	192,215	31,482	64,171	836,020	-	836,020
Inter-segment	15,290	27	-	10,047	25,364	(25,364)	-
Total sales	563,442	192,242	31,482	74,218	861,385	(25,364)	836,020
Operating expenses	530,499	186,689	26,609	73,459	817,258	(24,119)	793,139
Operating income	32,942	5,552	4,872	758	44,127	(1,245)	42,881

b. Geographical segment information

(¥ millions)

	Year ended December 31, 2006					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,430,229	177,807	57,909	1,665,946	-	1,665,946
Inter-segment	2,671	1,265	3,586	7,523	(7,523)	-
Total sales	1,432,901	179,073	61,495	1,673,469	(7,523)	1,665,946
Operating expenses	1,349,688	148,535	56,693	1,554,917	(5,328)	1,549,588
Operating income	83,212	30,537	4,802	118,552	(2,194)	116,358
2. Assets	1,031,797	336,140	185,827	1,553,765	409,821	1,963,586

	Year ended December 31, 2007					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,528,876	210,621	61,666	1,801,164	-	1,801,164
Inter-segment	3,988	2,116	4,765	10,870	(10,870)	-
Total sales	1,532,865	212,737	66,431	1,812,034	(10,870)	1,801,164
Operating expenses	1,442,502	176,855	60,429	1,679,786	769	1,680,556
Operating income	90,362	35,882	6,002	132,247	(11,639)	120,608
2. Assets	1,075,143	699,575	219,203	1,993,922	475,745	2,469,667

Geographical distances are considered in classification of country or area.
Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations or Corporate" are the same as the note described in "a. Business segment information."

c. Overseas sales

(¥ millions)

	Year ended December 31, 2006		
	Asia/ Oceania	Others	Total
Overseas sales	183,588	59,871	243,460
Consolidated sales	-	-	1,665,946
Percentage of overseas sales over consolidated sales	11.0%	3.6%	14.6%

(¥ millions)

	Year ended December 31, 2007		
	Asia/ Oceania	Others	Total
Overseas sales	219,150	65,073	284,223
Consolidated sales	-	-	1,801,164
Percentage of overseas sales over consolidated sales	12.2%	3.6%	15.8%

Geographical distances are considered in classification of country or area.
Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries in countries and areas outside of Japan.

(OMISSION OF DISCLOSURE)

Disclosure of information regarding LEASE TRANSACTIONS, RELATED PARTIES TRANSACTION, DEFERRED INCOME TAXES, SECURITIES, DERIVATIVE TRANSACTIONS, EMPLOYEES' PENSION AND RETIREMENT BENEFITS and BUSINESS COMBINATION are omitted because the need for such disclosure in the Summary of Consolidated Financial Statements is considered immaterial.

(PER SHARE INFORMATION)

Year ended December 31, 2006		Year ended December 31, 2007	
Shareholders' equity per share:	¥ 1,040.44	Net assets per share:	¥ 1,104.83
Net income per share (Primary):	¥ 55.98	Net income per share (Primary):	¥ 69.86
Net income per share (Diluted) was not presented because there was no potential common stock outstanding.		Same as on the left	

Note 1: The basis for calculation was as follows:

Net assets per share

		Year ended December 31, 2006	Year ended December 31, 2007
Total net assets	(¥ millions)	¥ 1,043,724	1,099,555
Amounts deducted from total net assets	(¥ millions)	49,734	44,744
(Minority interest included in the above)	(¥ millions)	(49,734)	(44,744)
Net assets attributable to common stock at the end of year	(¥ millions)	993,989	1,054,811
Number of common stock used to calculate net assets per share at the end of year	(thousands of shares)	955,352	954,729

Note 2: The basis for calculation of Net income per share was as follows:

Net income per share

		Year ended December 31, 2006	Year ended December 31, 2007
Net income	(¥ millions)	53,512	66,713
Amounts not attributable to common stock	(¥ millions)	-	-
Net income attributable to common stock	(¥ millions)	53,512	66,713
Average number of common stock outstanding during the year	(thousands of shares)	955,956	954,971

(Significant subsequent events)

There is no matter that fall under this item.

6. Non-consolidated financial statements for the fiscal year

NON-CONSOLIDATED BALANCE SHEETS (¥ millions)

ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets					
Cash	62,555		18,989		(43,566)
Notes receivable, trade	296		-		(296)
Accounts receivable, trade	182,878		319		(182,559)
Merchandise	5,081		-		(5,081)
Finished goods	7,596		-		(7,596)
Semi-finished goods	8,650		-		(8,650)
Raw materials	9,881		-		(9,881)
Containers	1,769		-		(1,769)
Supplies	1,483		-		(1,483)
Advances	706		-		(706)
Deferred tax assets	10,742		1,993		(8,749)
Short-term loans receivable from subsidiaries and affiliates	21,417		116,804		95,387
Income tax receivable	-		10,598		10,598
Consumption tax receivable	-		9,094		9,094
Other	8,763		8,499		(264)
Allowance for doubtful accounts	(1,493)		(2,733)		(1,240)
Total Current Assets	320,330	21.7	163,565	10.1	(156,765)
Fixed Assets					
Property, plant and equipment					
Buildings (Purchase price)	291,250		82,227		
Less accumulated depreciation	(177,097)		(43,999)		
Buildings (Book value)	114,152		38,227		(75,925)
Structures (Purchase price)	62,746		6,868		
Less accumulated depreciation	(46,683)		(4,626)		
Structures (Book value)	16,063		2,242		(13,821)
Machinery and equipment (Purchase price)	428,338		2,055		
Less accumulated depreciation	(329,762)		(1,738)		
Machinery and equipment (Book value)	98,576		317		(98,259)
Vehicles (Purchase price)	2,407		51		
Less accumulated depreciation	(2,106)		(33)		
Vehicles (Book value)	301		18		(283)
Tools (Purchase price)	48,539		8,628		
Less accumulated depreciation	(37,010)		(6,021)		
Tools (Book value)	11,529		2,607		(8,922)
Land	99,179		25,084		(74,095)
Construction in progress	13,382		4,677		(8,705)
Total	353,185	24.0	73,174	4.5	(280,011)

(¥ millions)

ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Intangible Assets					
Goodwill	821		-		(821)
Leasehold rights	433		60		(373)
Trademarks	444		-		(444)
Purchased technology and other	3,879		-		(3,879)
Utility rights	4,713		25		(4,688)
Total	10,293	0.7	86	0.0	(10,207)
Investments and Other Assets					
Investment securities	282,442		225,291		(57,151)
Investments in subsidiaries and affiliates (capital stock)	410,221		1,112,692		702,471
Other investments	103		6		(97)
Investments in equity of subsidiaries and affiliates (other than capital stock)	16,645		18,620		1,975
Long-term loans receivable	492		338		(154)
Long-term loans receivable from employees	0		-		(0)
Long-term loans receivable from subsidiaries and affiliates	5,683		16,062		10,379
Receivables from debtors in bankruptcy or reorganization proceedings	9,833		5,365		(4,468)
Life insurance investments	37,828		-		(37,828)
Deposits paid	10,769		-		(10,769)
Real estate in trust	3,057		-		(3,057)
Prepaid pension cost	16,233		-		(16,233)
Other	3,194		8,542		5,348
Allowance for doubtful accounts	(5,777)		(3,190)		2,587
Total	790,728	53.6	1,383,729	85.4	593,001
Total Fixed Assets	1,154,207	78.3	1,456,990	89.9	302,783
TOTAL ASSETS	1,474,538	100.0	1,620,556	100.0	146,018

(¥ millions)

LIABILITIES	At December 31, 2006		At December 31, 2007		Increase (Decrease)
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount
Current Liabilities					
Notes payable, trade	827		75		(752)
Accounts payable, trade	32,798		-		(32,798)
Short-term loans payable	13,250		316,376		303,126
Short-term loans payable to subsidiaries and affiliates	61,418		278,084		216,666
Liquor taxes payable	100,954		-		(100,954)
Other accounts payable	19,265		3,826		(15,439)
Consumption taxes payable	7,052		-		(7,052)
Income taxes payable	20,599		-		(20,599)
Accrued expenses	37,703		2,566		(35,137)
Deposits received	19,185		-		(19,185)
Deposits received for containers	932		-		(932)
Allowance for employees' bonuses	1,582		416		(1,166)
Allowance for bonuses for directors and corporate auditors	158		239		81
Reserve for loss on repurchase of land	-		2,987		2,987
Other	4,900		214		(4,686)
Total Current Liabilities	320,630	21.8	604,786	37.3	284,156
Long-term Liabilities					
Bonds	40,000		40,000		-
Long-term debt	53,000		50,000		(3,000)
Long-term debt from subsidiaries and affiliates	3,960		4,470		510
Deferred tax liabilities	40,059		22,630		(17,429)
Employees' pension and retirement benefits	49,884		261		(49,623)
Retirement benefits for directors and corporate auditors	571		-		(571)
Reserve for loss on repurchase of land	2,987		-		(2,987)
Reserve for losses on guarantees	548		-		(548)
Deposits received	59,935		-		(59,935)
Other	26,804		26,977		173
Total Long-term Liabilities	277,751	18.8	144,339	8.9	(133,412)
TOTAL LIABILITIES	598,381	40.6	749,126	46.2	150,745

(¥ millions)

NET ASSETS	At December 31, 2006 Amount	At December 31, 2006 Percentage over total assets	At December 31, 2007 Amount	At December 31, 2007 Percentage over total assets	Increase (Decrease) Amount
Shareholders' equity					
Common stock	102,045	6.9	102,045	6.3	-
Capital surplus					
Additional paid-in capital	70,868		70,868		-
Other capital surplus	245		485		240
Total capital surplus	71,114	4.8	71,353	4.4	239
Retained earnings					
Legal reserve	25,511		25,511		-
Other retained earnings					
Reserve for special depreciation	913		71		
Reserve for deferred gain on sale of property	12,554		1,412		
Reserve for dividends	6,450		-		
General reserve	494,367		531,367		
Retained earnings brought forward	95,992		93,709		
Total other retained earnings	610,278		626,562		16,284
Total retained earnings	635,789	43.1	652,073	40.2	16,284
Treasury stock, at cost	(26,796)	(1.8)	(28,170)	(1.7)	(1,374)
Total shareholders' equity	782,153	53.0	797,302	49.2	15,149
Valuation and translation adjustments					
Net unrealized holding gains on securities	94,080		74,169		(19,911)
Deferred gains or losses on hedges	(76)		(41)		35
Total valuation and translation adjustments	94,004	6.4	74,127	4.6	(19,877)
TOTAL NET ASSETS	876,157	59.4	871,430	53.8	(4,727)
TOTAL LIABILITIES AND NET ASSETS	1,474,538	100.0	1,620,556	100.0	146,018

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	Year ended December 31, 2006 Amount	Percentage over sales	Year ended December 31, 2007 Amount	Percentage over sales	Increase (Decrease) Amount
Sales	960,727	100.0	425,687		(535,040)
Operating revenue					
Group management revenue	-		7,504		
Revenue from real estate business	-		2,850		
Dividends revenue from subsidiaries and affiliates	-		1,129		
Total	-		11,484		11,484
Revenue from operating activities	960,727		437,172	100.0	(523,555)
Cost of sales					
Inventory at beginning of year	10,882		12,678		
Production cost of goods sold	218,219		105,084		
Amount of goods purchased	40,445		16,586		
Liquor taxes	390,296		174,351		
Cost of revenue from real estate business	3,346		1,747		
Total	663,190		310,449		
Transfer to other accounts	3,792		3,180		
Decrease due to corporate split	-		17,780		
Inventory at end of year	12,678		-		
Total	646,720	67.3	289,488	66.2	(357,232)
Gross profit	[314,006]	[32.7]	[136,198]	[31.2]	[(177,808)]
Selling, general and administrative expenses	254,036	26.4	121,356	27.8	(132,680)
Operating expenses					
Expenses on real estate business	-		1,471		
General and administrative expenses	-		10,773		
Total	-		12,245	2.8	12,245
COS and expenses from operating activities	-		423,090		
Operating income	59,970	6.2	14,081	3.2	(45,889)
Non-operating income					
Interest income	1,624		1,834		
Security interest	0		291		
Dividend income	27,387		18,939		
Rental income	872		1,444		
Other	3,373		2,156		
Total	33,258	3.5	24,666	5.6	(8,592)
Non-operating expenses					
Interest expense	1,849		2,489		
Interest on bonds	788		479		
Loss on disposal of finished goods	455		487		
Doubtful accounts expense	243		2,086		
Expenses for cancellation of facility rental agreement	553		-		
Other	1,146		2,329		
Total	5,037	0.5	7,872	1.8	2,835
Ordinary income	88,190	9.2	30,875	7.1	(57,315)
Special income					
Gain on sale of fixed assets	1,616		13,511		
Reversal of allowance for doubtful accounts	580		426		
Gain on sale of investment securities	7,856		405		
Gain on sale of shares of subsidiaries and affiliates	-		1,384		
Reversal of reserve for loss on repurchase of land	270		-		
Reversal of reserve for losses on guarantees	139		62		
Gain on transfer of real estate in trust	-		1,089		
Total	10,462	1.1	16,880	3.9	6,418
Special expenses					
Loss on disposal of fixed assets	5,235		2,167		
Loss on sale of fixed assets	91		489		
Loss on impairment	836		-		
Loss on devaluation of investment securities	171		3		
Loss on sale of investment securities	4		10		
Loss on devaluation of investments in subsidiaries and affiliates	1,788		444		
Doubtful accounts expense on receivables from subsidiaries and affiliates	1,511		-		
Loss due to the change in the pension and retirement benefit plans	2,126		-		
Total	11,766	1.2	3,116	0.7	(8,650)
Income before income taxes	86,887	9.0	44,639	10.2	(42,248)
Income taxes					
Income taxes-current	31,700		6,200		
Income taxes-deferred	548		4,962		
Total	32,248	3.4	11,162	2.6	(21,086)
Net income	54,639	5.7	33,476	7.7	(21,163)

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Year ended December 31, 2006)

(¥ millions)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,868	130	70,999	25,511	693	13,028	6,450	470,367	80,096	596,148	(25,090)	744,102
Changes of items during the period													
Provision for reserve for special depreciation from appropriation						569				(569)	-		-
Provision for reserve for special depreciation						168				(168)	-		-
Reversal of reserve for special depreciation from appropriation						(188)				188	-		-
Reversal of reserve for special depreciation						(329)				329	-		-
Reversal of reserve for deferred gain on sale of property from appropriation							(249)			249	-		-
Reversal of reserve for deferred gain on sale of property							(224)			224	-		-
Provision for general reserve from appropriation									24,000	(24,000)	-		-
Dividends from surplus from appropriation										(7,172)	(7,172)		(7,172)
Dividends from surplus (interim dividends)										(7,648)	(7,648)		(7,648)
Directors bonuses from appropriation										(177)	(177)		(177)
Net income										54,639	54,639		54,639
Acquisition of treasury stock												(1,855)	(1,855)
Disposal of treasury stock			114	114								150	265
Net changes of items other than shareholders' equity													
Total changes of items during the period			114	114		219	(474)		24,000	15,895	39,640	(1,705)	38,050
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2005	115,840	-	115,840	859,943
Changes of items during the period				
Provision for reserve for special depreciation from appropriation				-
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation from appropriation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property from appropriation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve from appropriation				-
Dividends from surplus from appropriation				(7,172)
Dividends from surplus (interim dividends)				(7,648)
Directors bonuses from appropriation				(177)
Net income				54,639
Acquisition of treasury stock				(1,655)
Disposal of treasury stock				265
Net changes of items other than shareholders' equity	(21,760)	(76)	(21,836)	(21,836)
Total changes of items during the period	(21,760)	(76)	(21,836)	16,213
Balance as of December 31, 2006	94,080	(76)	94,004	876,157

(Year ended December 31, 2007)

(¥ millions)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153
Changes of items during the period													
Provision for reserve for special depreciation						3				(3)	-		-
Reversal of reserve for special depreciation						(209)				209	-		-
Reversal of reserve for deferred gain on sale of property							(113)			113	-		-
Provision for general reserve									37,000	(37,000)	-		-
Dividends from surplus								(6,450)		(2,148)	(8,598)		(8,598)
Dividends from surplus (interim dividends)										(8,594)	(8,594)		(8,594)
Net income										33,476	33,476		33,476
Acquisition of treasury stock												(1,711)	(1,711)
Disposal of treasury stock			239	239								337	576
Reversal due to corporate split						(635)	(11,028)			11,664	-		-
Net changes of items other than shareholders' equity													
Total changes of items during the period			239	239		(841)	(11,141)	(6,450)	37,000	(2,282)	16,284	(1,373)	15,149
Balance as of December 31, 2007	102,045	70,868	485	71,353	25,511	71	1,412	-	531,367	93,709	652,073	(28,170)	797,302

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2006	94,080	(76)	94,004	876,157
Changes of items during the period				
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve				-
Dividends from surplus				(8,598)
Dividends from surplus (interim dividends)				(8,594)
Net income				33,476
Acquisition of treasury stock				(1,711)
Disposal of treasury stock				576
Reversal due to corporate split				-
Net changes of items other than shareholders' equity	(19,910)	34	(19,876)	(19,876)
Total changes of items during the period	(19,910)	34	(19,876)	(4,726)
Balance as of December 31, 2007	74,169	(41)	74,127	871,430

CHANGES IN PRESENTATION

(NON-CONSOLIDATED BALANCE SHEETS)

1. "Supplies," which amounted to 27 million yen for the year ended December 31, 2007, is included in "Other" of "Current Assets," because it became immaterial.
2. "Life insurance investments," which amounted to 598 million yen, "Deposits paid," which amounted to 3,513 million yen, and "Prepaid pension cost", which amounted 28 million yen for the year ended December 31, 2007, is included in "Other" of "Investments and Other Assets," because it became immaterial.
3. "Deposits received," which amounted to 45 million yen for the year ended December 31, 2007, is included in "Other" of "Current Liabilities," because it became immaterial.
4. "Deposits received," which amounted to 8,791 million yen for the year ended December 31, 2007, is included in "Other" of "Long-term Liabilities," because it became immaterial.

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1. Each of "Sales," "Cost of sales," and "Selling, general and administrative expenses" is the figure recorded prior to the corporate split, while "Operating revenue" and "Operating expenses" are the figures recorded after the corporate split.
2. "Gross profit" is obtained by deducting "Cost of sales" from "Sales."
3. "Revenue from real estate business" included in "Sales" prior to the corporate split is presented separately in "Operating revenue" after the corporate split, and "Cost of revenue from real estate business" presented separately in "Cost of sales" prior to the corporate split is presented as "Expenses on real estate business" in "Operating expenses" after the corporate split.

Supplementary Documents to the Financial Statements for the Year Ended December 31, 2007

Supplementary Documents to the Consolidated Financial Statements

1. Results of Operations
2. Scope of Consolidation and Application of Equity Method
3. Sales Details
4. Profit Breakdown for the Current Fiscal Year
   (Comparison with last fiscal year)
5. Major Expenses and Others
6. Major Fluctuations of Balance Sheets
7. Profit Breakdown for the Next Fiscal Year (Forecast)

(Reference Material)

1. Sales Details of Domestic Alcohol Beverages
   (Kirin Brewery Company, Ltd.)
2. Sales Details of Soft Drink Beverages (Kirin Beverage Group)
3. Sales Details of Pharmaceuticals (Kirin Pharma Company, Ltd.)
4. Results of operations by Major Listed Companies (Consolidated)

KIRIN HOLDINGS COMPANY, LIMITED

February 7, 2008

Consolidated

1. Results of Operations

(¥ billions)

(year-on-year rate)	2006 Actual			2007 Actual			2008 Forecast		
Sales		1,665.9	2.1%		1,801.1	8.1%		2,100.0	16.6%
Operating income		116.3	4.2%		120.6	3.7%		133.0	10.3%
Ordinary income		120.8	5.2%		123.3	2.1%		124.0	0.5%
Net income		53.5	4.4%		66.7	24.7%		57.0	(14.6%)
EBITDA	*1	191.1	1.4%	*1	213.1	11.5%	*2	244.0	14.5%

*1 EBITDA = Income before income taxes and minority interests + interest expense - interest and dividend income + depreciation + amortization of goodwill

*2 EBITDA = Operating income + equity in earning of affiliates + depreciation + amortization of goodwill + special income (loss)

2. Scope of Consolidation and Application of Equity Method

(Number of companies)

(year-on-year rate)	2006 Actual	2007 Actual	2008 Forecast
Consolidated subsidiaries	272	345	345
Unconsolidated subsidiary accounted for by the equity method	0	0	0
Affiliated companies accounted for by the equity method	19	22	22

Consolidated

3. Sales Details

	2006 Actual		2007 Actual		2008 Forecast	
Sales volume (year-on-year rate)						
Alcohol beverages	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Beer, *Happo-shu* and New genre	3,396	5.4%	3,388	(0.3%)	3,391	0.1%
	Million cases		Million cases		Million cases *1	
Soft drinks	229	3.7%	239	4.5%	268	11.8%
Sales by business segments (year-on-year rate)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)
Total sales	1,665.9	2.1%	1,801.1	8.1%	2,100.0	16.6%
Alcohol beverages	1,099.3	3.9%	1,189.4	8.2%	1,223.0	2.8%
Beer, *Happo-shu* and New genre	947.8	5.0%	970.8	2.4%	980.6	1.0%
Other alcohol beverages	115.5	(1.1%)	184.5	59.8%	195.0	5.7%
Other *2	35.9	(6.4%)	34.0	(5.3%)	47.4	39.0%
Soft drinks	392.7	3.3%	411.2	4.7%	518.0	26.0%
Pharmaceuticals	67.2	(0.5%)	69.9	4.0%	75.0	7.3%
Other business	106.6	(15.8%)	130.5	22.4%	284.0	117.6%
Agribio	18.8	(18.2%)	21.5	14.6%	19.0	(12.0%)
Health Foods & Functional Foods, Seasonings *3	31.7	(3.9%)	30.3	(4.3%)	31.4	3.3%
Other	56.0	(20.5%)	78.5	40.1%	233.6	197.4%

*1 These figures do not include 476 thousand KL in soft drinks business of Kirin Holdings (Australia) Pty Ltd, which the Company acquired at the end of the fiscal year under review.

*2 As mentioned in "SEGMENT INFORMATION" (page 27) due to changes to the classification of business segment, a part of the items previously included in other business (engineering, logistics, etc.) is now included in alcohol beverages business. The actual results for fiscal year 2006 are shown by changed method of categorizing operations.

*3 These figures were accounted for in nutrient food & feed business until the first half of 2007.

4. Profit Breakdown for the Current Fiscal Year (Comparison with last fiscal year)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description	
Alcohol beverages segment	10.0	FY2006 actual 86.5 => FY2007 actual 96.5	
	1.5	Kirin Brewery	Increase in marginal profit of alcohol beverages (Sales decrease in beer ((17) thousand KL, (1.9)), in *happo-shu* ((43) thousand KL, (4.0)), increase in new genre (51 thousand KL, 5.9), and decrease in RTD ((29) thousand KL, (3.1)), increase in marginal profit of whiskey and spirits 2.2, increase in change in products mix, etc.)
	(7.2)	Kirin Brewery	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons (3.3), increase in price of malt (1.7), increase in price of sugar and liquid sugar (1.3), etc.)
	2.6	Kirin Brewery	Decrease in selling cost (Decrease in sales promotion and advertising expenses 2.4 ;beer, *happo-shu* and new genre (0.3), whiskey and spirits (1.4), RTD 3.5, etc., decrease in transportation cost 0.2)
	(1.2)	Kirin Brewery	Increase in other expenses (Increase in employees' bonuses (accounting for allowance because of revision for payment of employees' bonuses) (1.4), increase in fuel cost (0.2), increase in repair expenses (0.2), etc.)
	5.3	Lion Nathan Ltd.	Lion Nathan Ltd. 38.9 => 45.1 *1 Adjustment amount of amortization of intangible assets (10.1) => (11.0)
	(0.3)	Mercian Corporation	(0.0 => (0.3))
	8.3	Decrease in administrative expenses at head office in accordance with the organizational change *2	
	1.0	Alcohol beverages segment and others	
Soft drinks segment	(1.8)	FY2006 actual 19.7 => FY2007 actual 17.9	
	9.5	Kirin Beverage	Difference in volume of sales (Increase in sales volume 10,556 thousands case)
	1.5	Kirin Beverage	Cost reduction (Improvement of production efficiency at its own factories, etc.)
	(2.1)	Kirin Beverage	Increase in raw material cost
	(3.7)	Kirin Beverage	Decrease in change of composition ratio of containers, etc.
	(4.4)	Kirin Beverage	Increase in selling cost (Increase in sales promotion and advertising expenses (3.1), increase in transportation cost due to increase in volume of sales (1.3))
	(1.4)	Kirin Beverage	Increase in other sales and general administrative cost (Increase in public relations expenses (0.6), increase in depreciation cost due to increase in vending machine input (0.6), etc.)
	(1.0)	Amortization of goodwill due to stock acquisition of Kirin Beverage	
	(0.2)	Soft drinks segment and others	

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Pharmaceuticals segment	1.0	FY2006 actual 12.0 => FY2007 actual 13.0
	1.6	Increase in marginal profit due to increased sales
	1.0	Increase in operating income of overseas subsidiaries
	0.5	Decrease in administrative expenses at head office in accordance with the organizational change *2
	(2.1)	Kirin Pharma *3 Increase in operating expenses and others
Others segment	3.8	FY2006 actual 0.5 => FY2007 actual 4.3
	3.8	Mercian Corporation (0.0 => 1.1), etc.
Eliminations or Corporate	(8.9)	FY2006 actual (2.4) => FY2007 actual (11.3)
	(9.0)	Increase of expenses that cannot be allocated to any division of the Company because of the organizational change *2 etc.
Increase in operating income	4.3	FY2006 actual 116.3 => FY2007 actual 120.6

Non-operating income and expenses	(1.8)	
	(2.2)	Financial profit, net ((3.1) => (5.3))
	2.1	Equity in earnings of affiliates (San Miguel Corporation 2.9 *4, etc.)
	(1.0)	Loss on sale and disposal of finished goods
	(0.7)	Others
Increase in ordinary income	2.5	FY2006 actual 120.8 => FY2007 actual 123.3

Special income and expenses	14.4	
	17.7	Gain on sale of fixed assets (2.0 => 19.7)
	(7.3)	Gain on sale of investment securities (7.9 => 0.6)
	1.0	Gain on transfer of real estate in trust
	3.4	Loss on impairment ((5.7) => (2.3))
	1.5	Amortization of goodwill
	2.1	Loss due to the change in the pension and retirement benefit plans
	(1.7)	Loss on sale of shares of subsidiaries and affiliates
	(1.9)	Loss of equity method investments
	(1.0)	General interest charge of income taxes for prior years in a foreign subsidiary (Lion Nathan Ltd.)
	0.6	Others
Minority interests and income taxes, etc.	(3.7)	
	(4.2)	Minority interests ((7.1) => (11.3))
	(1.5)	Income taxes
	2.0	Income taxes for prior years (Lion Nathan Ltd.)
Increase in net income	13.2	FY2006 actual 53.5 => FY2007 actual 66.7

*1 As for 2007 actual result of operation of Lion Nathan Ltd:, the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.

*2 The Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Groups management structure. Accordingly, please refer to "SEGMENT INFORMATION" on pages 27 for changes in classification of business segment and allocation method of operating expenses in the business segment information.

The actual results for fiscal year 2006 are shown by changed method of categorizing operations.

*3 The figures shown are those of Pharmaceuticals segment of Kirin Brewery for the first half of 2007.

*4 The Company prepared the financial statements after the adjustments of accounting period of San Miguel Corporation since the previous consolidated fiscal year, as its settlement date is the end of December.
In FY 2007, the Company prepares the financial statements based on financial results of San Miguel Corporation from October 2006 to September 2007.

5 Kirin Holdings (Australia) Pty Ltd is treated as acquired at the end of the year 2007, with only the balance sheet consolidated for consolidation.
A holding company with National Foods Limited, Berri Limited, etc. as its subsidiaries.

6 Kyowa Hakko Kogyo Co., Ltd. is with only the investment securities in the consolidated balance sheet recorded as an equity method affiliate.

Exchange rate for overseas company	2006 Actual	2007 Actual
Lion Nathan Ltd. (AUD)	¥86.83	¥96.72
San Miguel Corporation (PHP)	¥2.27	¥2.51

5. Major Expenses and Others

(¥ billions)

	2006 Actual	2007 Actual	2008 Forecast
Sales promotion	176.3	181.4	266.5
Advertising	66.6	69.0	
(Sales promotion and advertising expenses include in the above)			
Kirin Brewery Domestic alcohol beverages	94.6	92.3	91.1
Kirin Beverage Soft drink beverages	115.7	118.8	130.6
Research and development expenses	28.2	28.5	31.0
Depreciation	68.4	71.9	86.0
Amortization of goodwill	8.0	7.4	15.0
Financial profit, net	(3.1)	(5.3)	(17.0)
Capital expenditures	59.9	66.8	100.0
Cash flows	(78.8)	(34.2)	(33.0)
Operating activities	123.6	114.5	150.0
Investing activities	(153.2)	(269.6)	(115.0)
Financing activities	(50.0)	121.5	(2.0)

6. Major Fluctuations of Balance Sheets

(¥ billions)

	2006 Actual	2007 Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Notes and accounts receivable, trade	321.6	361.1	39.5	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Inventories	119.8	148.6	28.8	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Other	28.0	52.1	24.1	Increase in other accounts receivable of Kirin Holdings (Australia), etc.
Fixed Assets				
Property, Plant and Equipment				
Machinery, equipment and vehicles	170.0	197.0	27.0	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Intangible Assets				
Goodwill	96.8	258.7	161.9	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Other	72.8	128.1	55.3	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Investments and Other Assets				
Investment securities	524.1	712.2	188.1	Increase due to addition of a newly affiliated companies by the equity method (Kyowa Hakko Kogyo), etc.
Life insurance investments	37.9	-	(37.9)	Decrease due to cancellation at Kirin Holdings, etc. (Please refer to "CHANGES IN PRESENTATION" on page 25)
Deferred tax assets	15.9	34.5	18.6	Increase due to organizational change, etc.
Other	46.5	57.8	11.3	Increase due to change in presentation ("Life insurance investments" recorded in "Other"), etc.

	2006 Actual	2007 Actual	Increase (Decrease)	Reference
LIABILITIES				
Current Liabilities				
Notes and accounts payable, trade	107.6	139.2	31.6	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Short-term loans payable	25.6	404.7	379.1	Increase at Kirin Holdings, etc.
Accrued expenses	85.9	105.2	19.3	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Other	62.9	77.2	14.3	Increase due to consumption tax payable at Kirin Brewery , etc.
Long-term Liabilities				
Deferred tax liabilities	71.0	88.3	17.3	Increase due to organizational change, etc.

7. Profit Breakdown for the Next Fiscal Year (Forecast)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description	
Alcohol beverages segment	10.8	FY2007 actual 96.5 => FY2008 forecast 107.3	
	23.1	Kirin Brewery	Increase in marginal profit of alcohol beverages (Sales decrease in beer ((57) thousand KL, (6.0)), decrease in *happo-shu* ((22) thousand KL, (2.1)), increase in new genre (66 thousand KL, 7.2), increase in RTD (20 thousand KL, 2.6), increase in marginal profit of Whiskey and Spirits 3.4, increase due to revision of prices and change in products mix, etc.)
	(10.2)	Kirin Brewery	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons, increase in price of malt, etc.)
	0.6	Kirin Brewery	Decrease in selling cost (Decrease in sales promotion and advertising expenses 1.2, increase in transportation cost (0.7), etc.)
	(9.9)	Kirin Brewery	Increase in other expenses (Increase in depreciation (4.2), increase in repair expenses (1.3), increase in miscellaneous expenses (1.2), increase in fuel cost, etc. (0.6), etc.)
	1.6	Mercian Corporation ((0.3) => 1.3)	
	7.2	Decrease in administrative expenses at head office in accordance with the organizational change *1	
	(1.6)	Alcohol beverages segment and others (Lion Nathan Ltd. (0.5) *2, etc.)	
Soft drinks segment	6.1	FY2007 actual 17.9 => FY2008 forecast 24.0	
	28.1	Kirin Beverage	Difference in volume of sales (Increase in sales volume 26,540 thousands case)
	1.0	Kirin Beverage	Cost reduction (Improvement of production efficiency at its own factories, etc.)
	(2.9)	Kirin Beverage	Increase in raw material cost
	(4.3)	Kirin Beverage	Decrease in change of composition ratio of containers, etc.
	(14.7)	Kirin Beverage	Increase in selling cost (Increase in sales promotion and advertising expenses (11.7), increase in transportation cost due to increase in volume of sales (3.0))
	(5.2)	Kirin Beverage	Increase in other sales and general administrative cost (Increase in depreciation cost and sales equipment cost due to increase in vending machine input (1.0), increase in labor cost (1.0), increase in information processing fee (0.9), increase in R&D expenses (0.5), etc.)
	5.1	Kirin Holdings (Australia) (soft drinks category as Berri Limited) *3	
	(0.2)	Kirin Holdings (Australia) (soft drinks category as Berri Limited) Adjustment amount of amortization of intangible assets	
	(1.1)	Kirin Holdings (Australia) (soft drinks category as Berri Limited) Amortization of goodwill *4	
	0.3	Soft drinks segment and others	

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Pharmaceuticals segment	3.0	FY2007 actual 13.0 => FY2008 forecast 16.0
	4.0	Kirin Pharma *5 Increase in marginal profit
	(0.8)	Kirin Pharma Increase in R&D expenses
	0.5	Decrease in administrative expenses at head office in accordance with the organizational change *1
	(0.7)	Kirin Pharma Increase in operating expenses and other

Others segment	(0.6)	FY2007 actual 4.3 => FY2008 forecast 3.7
	8.4	Kirin Holdings (Australia) (foods category in National Foods Limited) *3
	(2.6)	Kirin Holdings (Australia) (foods category in National Foods Limited) Adjustment amount of amortization of intangible assets
	(6.7)	Kirin Holdings (Australia) (foods category in National Foods Limited) Amortization of goodwill *4
	0.3	Others
Eliminations or Corporate	(6.7)	FY2007 actual (11.3) => FY2008 forecast (18.0)
	(7.8)	Increase of expenses that cannot be allocated to any division of the Company because of the organizational change *1, etc.
Increase in operating income	12.4	FY2007 actual 120.6 => FY2008 forecast 133.0

Non-operating income and expenses	(11.7)	
	(11.7)	Financial profit, net ((5.3) => (17.0))
	1.2	Equity in earnings of affiliates (Kyowa Hakko Kogyo 7.2 *6, and its amortization of consolidation difference equivalent (4.1) *4, Kirin-Amgen, Inc. (USA) (2.0) (increase in R&D expenses), etc.)
	(1.2)	Others
Increase in ordinary income	0.7	FY2007 actual 123.3 => FY2008 forecast 124.0

Special income and expenses	(5.0)	
	1.9	Loss of equity method investments for prior year
	(6.9)	Others (Gain on sales of fixed assets for prior years, etc.)
Minority interests and income taxes, etc.	(5.3)	
	1.0	Minority interests ((11.3) => (10.3))
	(6.3)	Income taxes
Decrease in net income	(9.7)	FY2007 actual 66.7 => FY2008 forecast 57.0

*1 The Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Groups management structure. Accordingly, please refer to "SEGMENT INFORMATION" on pages 27 for changes in classification of business segment and allocation method of operating expenses in the business segment information.

*2 As for 2007 actual result of operation of Lion Nathan Ltd., the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.
And because Lion Nathan Ltd. has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2007 as the forecast for the year ending December 31, 2008.

Exchange rate for overseas company	2007 Actual	2008 Forecast
Lion Nathan Ltd. (AUD)	¥96.72	¥95.00
National Foods Limited (AUD) *3	-	¥95.00
San Miguel Corporation (PHP) *7	¥2.51	¥2.50

*3 Kirin Holdings (Australia) Pty Ltd (fiscal year ended December) is a holding company including National Foods Limited, segment, Berri Limited., etc. as its subsidiaries. Regarding business segment of Kirin Holdings (Australia) Pty Ltd, Berri Limited and its subsidiaries are included in Soft Drinks Segment and foods division of National Foods Limited in other segment.

*4 Market value and others adapted to calculation of these figures are tentative.

*5 The figures shown are those of Pharmaceuticals segment of Kirin Brewery for the first half of 2007.

*6 The Company applies equity method since Kyowa Hakko Kogyo Co., Ltd. is affiliated company as of December 31, 2007.

*7 Since San Miguel Corporation has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2007 (12 months from October 2006 to September 2007) as the forecast for the year ending December 31, 2008.

(Reference Material)

1. Sales Details of Domestic Alcohol Beverages (Kirin Brewery Company, Ltd.)

	2006 Actual		2007 Actual		2008 Forecast	
Sales volume (year-on-year rate)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Beer	1,019	(5.6%)	1,001	(1.8%)	944	(5.7%)
Happo-shu	866	3.5%	824	(4.9%)	802	(2.7%)
New genre	492	39.6%	543	10.4%	609	12.0%
Subtotal	2,379	4.8%	2,369	(0.4%)	2,355	(0.6%)
RTD *	228	4.8%	200	(12.5%)	220	9.9%
Breakdown of sales (year-on-year rate)	¥ billions		¥ billions		¥ billions	
Beer	408.8	(5.8%)	402.5	(1.5%)	389.0	(3.4%)
Happo-shu	255.4	4.0%	243.1	(4.8%)	244.0	0.3%
New genre	124.3	44.6%	139.6	12.3%	160.0	14.6%
Subtotal	788.5	3.0%	785.4	(0.4%)	793.0	1.0%
RTD *	60.5	3.9%	53.2	(11.9%)	60.0	12.6%
Shochu, Whiskey, Spirits and Wines, etc.	36.0	3.4%	42.4	17.7%	52.0	22.5%

The above sales volume and sales include exports.

* Abbreviation of "Ready to Drink". It means low alcoholic beverages that people can drink directly from cans or bottles. The RTD market mainly at *Can Chu-hi* is expanding in Japan.

2.Sales Details of Soft Drink Beverages (Kirin Beverage Group)

<Sales by Category (consolidated)>

(10,000 cases)

Soft drink beverages			2006 Actual		2007 Actual				2008 Forecast			
			Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year
Category	Tea drinks	Japanese Tea	3,389	18%	3,036	15%	(353)	90%	3,150	14%	114	104%
		Oolong Tea	396	2%	385	2%	(11)	97%	350	2%	(35)	91%
		Black tea	3,744	20%	3,789	19%	45	101%	3,900	17%	111	103%
		Sub-total	7,529	40%	7,210	36%	(319)	96%	7,400	33%	190	103%
	Functional drinks		932	5%	791	4%	(141)	85%	750	3%	(41)	95%
	Coffee		3,322	17%	3,481	17%	159	105%	3,800	17%	319	109%
	Fruit and vegetable juice		2,469	13%	2,810	14%	341	114%	3,000	13%	190	107%
	Carbonated beverage		671	3%	655	3%	(16)	98%	1,000	4%	345	153%
	Other		3,795	20%	4,585	23%	790	121%	5,970	26%	1,385	130%
	Domestic soft drink beverage market total		18,718	98%	19,532	97%	814	104%	21,920	96%	2,388	112%
Overseas markets	Overseas soft drink beverage market total		473	2%	714	3%	241	151%	980	4%	266	137%
Total	Soft drink beverages total		19,191	100%	20,246	100%	1,055	106%	22,900	100%	2,654	113%

<Sales by Container Type (consolidated)>

(10,000 cases)

Soft drink beverages			2006 Actual		2007 Actual				2008 Forecast			
Container Type	Category	Details	Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year
Cans	Can	Including bottle styled cans	4,104	21%	3,968	20%	(136)	97%	4,300	19%	332	108%
PET Bottles	Large-sized PET Bottles	2L	3,674	19%	3,958	20%	284	108%	4,500	20%	542	114%
		1.5L, 1L, 900ml, 750ml	1,431	7%	1,560	7%	129	109%	1,900	8%	340	122%
		Large-sized PET Bottles total	5,105	26%	5,518	27%	413	108%	6,400	28%	882	116%
	Small-sized PET Bottles	500ml	4,973	27%	5,134	26%	161	103%	6,100	27%	966	119%
		350ml or less	2,208	12%	2,601	13%	393	118%	2,700	12%	99	104%
		Small-sized PET Bottles total	7,181	39%	7,735	39%	554	108%	8,800	39%	1,065	114%
	PET Bottles total		12,286	65%	13,253	66%	967	108%	15,200	67%	1,947	115%
Other containers	One-way/Returnable bottles, paper, gifts, etc.		2,328	12%	2,311	11%	(17)	99%	2,420	10%	109	105%
Overseas markets	Soft drink beverages total		473	2%	714	3%	241	151%	980	4%	266	137%
All containers	Container total		19,191	100%	20,246	100%	1,055	106%	22,900	100%	2,654	113%

3. Sales Details of Pharmaceuticals (Kirin Pharma Company, Ltd.)

(¥ billions)

	2006 Actual	2007 Actual	2008 Forecast
ESPO®/ NESP®	40.2	41.7	41.4
GRAN®	15.7	15.2	14.2
Other sales	5.9	6.6	12.5

4. Results of operations by Major Listed Companies (Consolidated)

<2007 Actual>

(¥ billions)

	Sales	Operating income	Ordinary income	Net income	Consolidated Net income
Kirin Beverage Corporation (consolidated subsidiary)	400.5	15.6	-	-	-
Mercian Corporation (consolidated subsidiary)	103.3	0.8	0.8	0.4	0.2
Lion Nathan Ltd. (consolidated subsidiary)	190.2	*1 45.1	36.2	27.5	12.7
Adjustment amount of amortization of intangible assets		(6.9)	(6.9)	(6.9)	(3.2)
Amortization of goodwill		(4.0)	(4.0)	(4.0)	(3.2)
After adjustments of the above	190.2	34.1	25.2	16.5	6.2
San Miguel Corporation (Affiliated company) *2	593.2	45.4	38.9	28.7	* 5.7
Equity in earnings of affiliates *			* 5.7	5.7	5.7
Amortization of consolidation difference equivalent			(2.1)	(2.1)	(2.1)
After adjustments of the above			3.6	3.6	3.6

*1 As for information of the Lion Nathan Ltd., the Company reclassified certain amount of operating income and expenses into special income and expenses in the consolidated statements of income. The above figures are presented after reclassification.

*2 Regarding San Miguel Corporation, whose closing date is December 31, the figures are calculated based on financial results from October 2006 to September 2007.

<2008 Forecast>

(¥ billions)

	Sales	Operating income	Ordinary income	Net income	Consolidated Net income
Kirin Brewery Company, Ltd. (consolidated subsidiary) *1	914.0	56.0	-	-	-
Mercian Corporation (consolidated subsidiary)	104.0	2.2	2.1	0.9	0.4
Lion Nathan Ltd. (consolidated subsidiary) *2	186.8	44.3	35.6	27.0	12.4
Adjustment amount of amortization of intangible assets		(6.8)	(6.8)	(6.8)	(3.1)
Amortization of goodwill		(3.8)	(3.8)	(3.8)	(3.1)
After adjustments of the above	186.8	33.6	24.8	16.3	6.1
Kirin Beverage Corporation (consolidated subsidiary)	450.0	15.9	-	-	-
Kirin Pharma Company, Ltd. (consolidated subsidiary) *1	68.0	14.0	-	-	-
Kirin Holdings (Australia) Pty Ltd (consolidated subsidiary) *3	211.1	13.5	-	-	-
Adjustment amount of amortization of intangible assets		(2.8)			
Amortization of goodwill *4		(7.8)			
After adjustments of the above	211.1	2.9	-	-	-
San Miguel Corporation (affiliated company)	590.9	45.3	38.7	28.6	* 5.7
Equity in earnings of affiliates *			* 5.7	5.7	5.7
Amortization of consolidation difference equivalent			(2.1)	(2.1)	(2.1)
After adjustments of the above			3.6	3.6	3.6
Kyowa Hakko (affiliated company) *5	395.0	38.0	38.0	26.0	* 7.2
Equity in earnings of affiliates *			* 7.2	7.2	7.2
Amortization of consolidation difference equivalent *4			(4.1)	(4.1)	(4.1)
After adjustments of the above			3.1	3.1	3.1

*1 The amounts of Kirin Brewery and Kirin Pharma are non-consolidated.

*2 As for 2007 forecast of operation of Lion Nathan Ltd., the Company reclassified certain amount of non-operating expenses into special expenses in the consolidated statements of income. The above figures are presented after reclassification. And because Lion Nathan Ltd. has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2007 as the forecast for the year ending December 31, 2008.

*3 A holding company with National Foods Limited, Berri Limited, etc. as its subsidiaries.

*4 Market value and others adapted to calculation of these figures are tentative.

*5 The Company applies equity method since Kyowa Hakko Kogyo Co., Ltd. is affiliated company as of December 31, 2007. Consolidated forecast for the year ending March 2008 (from April 2007 to March 2008: As announced with the third quarter results for the year ending March 2008) is applied as the forecast for fiscal year 2008.

KIRIN

Kirin Holdings Company, Limited

Increased dividend forecast for fiscal year ended December 31, 2007

Tokyo, February 7, 2008—Kirin Holdings Company, Limited ("Kirin"), at a meeting of its Board of Directors held today, decided to upwardly revise the forecast dividend per share for the fiscal year ended December 31, 2007. The amount of year-end dividend is subject to formal approval at the annual general meeting of shareholders scheduled to be held in March 2008.

1. Reasons for revision of dividend forecast

Kirin believes that ensuring an appropriate level of return to shareholders is one of the most important roles of management, and has paid a dividend in every year since the establishment of Kirin in 1907. From 2007 Kirin adopted a new target consolidated payout ratio of 30% plus, aiming to link dividend increases to increases in actual profitability.

In line with this approach, for the year ended December 2007 Kirin has decided to increase the year-end dividend by ¥3.00 per share to ¥12.00 per share. In combination with the interim dividend already declared, which was increased by ¥1.00 per share to ¥9.00 per share, this represents a proposed full-year dividend of ¥21.00 per share, a year-on-year increase of ¥4.00 per share. Under this proposed dividend declaration the consolidated payout ratio for the year would be 30.1%.

For the fiscal year ending December 2008, the planned full-year dividend is ¥23.00 per share (comprising interim and year-end dividends of ¥11.50 per share, respectively), taking into account the impact of amortization of goodwill arising from business investment aligned with Kirin's pursuit of a quantum leap in growth.

2. Table of dividend forecasts before and after revision

Fiscal year ended December 31, 2007

Unit: yen	Previous dividend forecast (Issued February 7, 2007)	Revised dividend forecast
Interim dividend per share	9.00	9.00 (actual)
Year-end dividend per share	9.00	12.00 (proposed)
Annual dividend per share	18.00	21.00 (proposed)

For reference: Recent trends in dividend declarations

Unit: yen	Fiscal year ended December 31, 2006	Fiscal year ended December 31, 2005
Interim dividend per share	8.00	7.00
Year-end dividend per share	9.00	7.50
Annual dividend per share	17.00	14.50

For further information please contact:

Corporate Communications Department
KIRIN HOLDINGS COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan
TEL: +813-5540-3448
URL: http://www.kirinholdings.co.jp/english/

February 7, 2008

Position and Policies Concerning the Reduction of the Minimum Investment Unit

(English Translation)

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	(URL http://www.kirinholdings.co.jp/english/)
Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President & CEO
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

1. Position Concerning Reduction of the Number of Shares in An Investment Unit

Kirin Holdings Company, Limited recognizes the importance of expanding its shareholder base of individual investors and increasing the liquidity of its stock.

2. Policy for Reduction of the Number of Shares in An Investment Unit

The Company will continue to consider reducing the share trading unit for Kirin shares, taking into account factors such as overall costs and benefits and trends in the stock market.

February 7, 2008

Partial Amendments to the Articles of Incorporation

(English Translation)

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan

(URL http://www.kirinholdings.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President & CEO
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

February 7, 2008 – At a meeting held today, the Board of Directors of Kirin Holdings Company, Limited ("Kirin") resolved to table a proposition, *Partial Amendments to the Articles of Incorporation*, at Kirin's 169th ordinary general meeting of shareholders scheduled for March 26, 2008. Details are as follows.

1. Reasons for the amendments

(1) In order to enhance the convenience of those wishing to inspect the Company's public notices and to increase public awareness of the accessibility of such notices, the Company will amend Article 4 of its Articles of Incorporation, which relates to methods of issuing public notices. Through this amendment, the Company will stipulate that public notices will be by electronic means, through publication on its Website. Furthermore, the Company will stipulate other methods of issuing public notices, in the event that unavoidable circumstances prevent it from issuing the notices electronically.

(2) To clarify that procedures related to the exercise of shareholders' rights will be stipulated in the Company's Share Handling Regulations (including rights to request the convocation of general meetings of shareholders and to present proposals at general meetings of shareholders), the Company will make the required amendments to Article 11 of its Articles of Incorporation.

2. Details of amendments

Details of the proposed amendments are provided on the attached reference pages.

3. Schedule

General meeting of shareholders to approve amendments to Articles of Incorporation:	Wednesday, March 26, 2008
Effective date of amendments to the Articles of Incorporation:	Wednesday, March 26, 2008

[For reference: Details of proposed amendments]

(Amended text is shown underlined.)

Current Text	Proposed Text
(Methods of issuing public notices) Article 4. Public notices of the Company <u>shall be carried in the *Nihon Keizai Shimbun* published in Tokyo.</u>	(Methods of issuing public notices) Article 4. Public notices of the Company <u>shall be issued electronically. However, if for some unavoidable reason, such as an accident it is unable to issue them electronically, the Company shall place the public notices in the *Nihon Keizai Shimbun*.</u>
(Share handling regulations) Article 11. The denominations of share certificates, handling relating to shares, and right to subscribe for new shares together with the fees therefore shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.	(Share handling regulations) Article 11. The denominations of share certificates, handling relating to shares, and right to subscribe for new shares together with the fees therefore<u>, and procedures for the exercise of shareholders' rights</u> shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.

Kirin Group 2008 Management Policy

Becoming a leading Food and Health company in Asia and Oceania

Tokyo, February 7, 2008—Kirin Holdings Company, Limited ("Kirin") today announced its management policy for 2008, the second year of the 2007—2009 Kirin Group Medium-term Business Plan, which has been developed as the first stage in realizing the Group's long-term business framework *Kirin Group Vision 2015* ("KV2015").

2007 marked Kirin's 100th year of business, and the Company shifted to a pure holding company structure as a foundation for Kirin Group's next 100 years. The year was one of active advance, with each of Kirin's businesses making steady progress and management making a number of enterprising decisions that resulted in the acquisition of Australian leading dairy and beverage producer National Foods Limited ("National Foods") and a strategic alliance with Kyowa Hakko Group ("Kyowa Hakko").

During 2008 Kirin will be aiming to build further momentum, with a growth strategy based on realizing synergies from the new alliances and continuing with measures to achieve a quantum leap in growth—by steadily improving performance within individual group companies while optimizing group synergies between them. Kirin is now operating with new partners in its drive to become a leading food and health company in Asia and Oceania, and is positioning 2008 as a year in which to pursue further active development.

Kirin Group's Medium-term Business Plan for 2007-2009 and Basic Strategy for 2008

The 2007—2009 Medium-term Business Plan

Qualitative targets

- Position KIRIN as a brand that symbolizes *trust* and *vitality* in all Kirin's business arenas
- Deliver the enjoyment of *food and health* through products and services in each operational area
- Contribute to the continuous development of a safe and amenable society, maintaining a strong reputation as a corporate group that values its coexistence with communities

Quantitative targets

	2009 target
Consolidated sales including liquor tax	¥2.15 trillion
Consolidated sales excluding liquor tax	¥1.7 trillion
Operating income	¥150 billion plus
Operating profit margin including liquor tax	7% plus
Operating profit margin excluding liquor tax	9%
ROE	7% plus

Basic strategy

1. Strengthen Kirin's business foundations and realize a quantum leap in growth

(1) Create renewed growth in the domestic alcohol beverage business

(2) Move further toward becoming a comprehensive beverages group

(3) Internationalize Kirin's business

(4) Develop the health food and functional food business

(5) Accelerate growth in pharmaceuticals and leverage proprietary strengths to develop the agribio business

2. Pursue a financial strategy that maximizes corporate value
3. Adopt a new group management structure
4. Raise KIRIN brand value and implement Kirin Group CSR

2008 Management Policy

Qualitative targets for 2008: As above for medium-term business plan

Quantitative targets for 2008

	2008 target	YoY change
Consolidated sales including liquor tax	¥2.10 trillion	16.6%
Operating income	¥133 billion	10.3%
Ordinary income	¥124 billion	0.5%
Net income	¥57 billion	(14.6%)

Note: Kirin plans to release revised 2007-2009 medium-term business plan quantitative targets in August 2008 at the time of its interim results announcement.

Basic strategy

1. Grow Kirin's core domestic alcohol and soft drinks businesses while pursuing a comprehensive beverages group strategy
2. In pharmaceuticals, create a structure for growth through the alliance with Kyowa Hakko
3. In health foods and functional foods, clearly define the business scope and use Group synergies to develop the business strategy
4. In Asia and Oceania, pursue growth as a leading food and health company, incorporating National Foods in an international business strategy
5. Pursue a financial strategy to maximize enterprise value
6. Clearly define Kirin Group CSR and actively engage in CSR-related activities

Specific initiatives

1. Continue developing the domestic alcohol and soft drink businesses

Kirin Group's business foundation is its domestic alcohol business, and in order to enhance this foundation in 2008, Kirin Brewery will meet the changing demands of customers and of the business environment by pursuing three main product portfolio objectives: strengthening core brands; enhancing the low-carbonhydrate category; and boosting overall demand. At the same time, Kirin will develop new alliances and Group synergies, such as the sales collaboration with Ajinomoto Co., Inc. and joint hops procurement with Lion Nathan of Australia. Mercian will support its aim of becoming the strong No. 1 in wine and processing liquors by pursuing a value-sales approach, and in its wine product strategy will focus on four areas: domestic daily wines; domestic fine wines; imported daily wines; and imported fine wines. Working together, Kirin Brewery and Mercian will develop Kirin's business foundation and comprehensive

beverages group strategy.

Kirin Beverage, as Kirin's core soft drinks business, is targeting the No. 2 position in the domestic market by focusing its initiatives in three areas: enhancing the Kirin brand portfolio, including opportunities identified in chilled beverages and high added value products; strengthening market expansion capabilities, such as by working with volume retailers and achieving increased exposure in vending machines; and pursuing effective area marketing, through group alliances.

Kirin will continue to develop its comprehensive beverage strategy in pursuit of group synergies. Key initiatives include joint materials procurement, shared manufacturing facilities, and integration of volume-store merchandizing and on-premise merchandizing through Kirin Merchandizing Company, Limited, and the drive for synergies will also include efforts to increase the network of on-premise customers, secure additional vending machine placement, and other such activities.

2. Strengthen and expand the pharmaceuticals business foundation

As Kirin Group develops its business scope in the areas of food and health by building on its expertise in fermentation and biotechnology, the pharmaceuticals business is being positioned to play a central role in developing medicines that contribute to health. Kirin Pharma is focusing its activities in the areas of kidney diseases, cancer (including blood cancers) and infectious diseases, while developing human antibody and cell medicine. The focus in 2008 will be to expand operations in the areas of renal disease and dialysis by strengthening sales of NESP, a long-acting erythropoiesis stimulating agent,, while launching REGPARA®, a new type of medicine for secondary hyperparathyroidism. Kirin Pharma will be working to enhance its product pipeline, and in addition to developing antibody medicine and cell medicine will be accelerating the formulation of specific initiatives to be undertaken through the alliance with Terumo Corporation.

Moreover, through the merger with Kyowa Hakko in October, Kirin aims to become global specialty pharmaceutical company based in Japan which contributes to health and well-being of people by utilizing the state-of-art biotechnology focused on antibody as a core.

3. Integrate Group's strengths and expertise to develop health food and functional food business

Kirin has defined the scope of the health food and functional food business as "all foods that customers consume for the benefit of their health", and has positioned the business as an area to be engaged in as a group-wide initiative. At Kirin, the 'food' element of the Group's commitment to undertaking business in the areas of food and health is viewed as the development of added value foods that make use of Kirin Group's expertise in fermentation and biotechnology, and is applicable to businesses in each of Kirin Group's areas—including alcohol beverages, soft drinks, foods, and seasonings. And amongst of those areas, Kirin widely positions health food and functional food business as the one which meets needs of, and proposes products to health-conscious customers. The health food and functional food business is therefore being approached through group-wide alliances between companies that handle food materials—including soft drinks, dairy products, functional foods, and seasonings businesses.

Kirin views the development of added value products that meet the needs of health-conscious consumers as an important area for R&D, and will prioritize the allocation of resources for initiatives through cooperation with Kirin Beverage Group (which includes Koiwhai Dairy Products and other companies) and group companies such as Nagano Tomato Co., Ltd., Kirin Yakult NextStage Co., Ltd., and Kirin Food-Tech Company, Limited. Kirin is also investigating food-related business integration with Kyowa Hakko in areas of shared activity outside of pharmaceuticals, with the aim of enhancing Kirin Group's capabilities.

At the end of 2007, Kirin acquired all outstanding shares in National Foods Limited, Australia's leading dairy product and beverage producer, and this company will be a key operating business in Kirin's aim to develop its health food and functional food business.

(4) Drive forward Kirin's international business strategies

Kirin aims to generate 30% of its sales from overseas by 2015, and in working toward this will seek to increase the presence of the Kirin Group in the business arena of food and health, particularly in Asia and Oceania. In alcohol beverages, Kirin will enhance its strategic business alliances with Lion Nathan (Australia) and San Miguel (the Philippines), and in China will strive to develop business more efficiently in Kirin's three target regions of China (the Yangtze River Delta, the Pearl River Delta, and the three northeast provinces). Kirin Brewery (Zhuhai) Co., Ltd. which has recently set up a new plant, with maximum production capacity of 200,000kl will along with other locations serve as the operations base, with Kirin (China) Investment Co., Ltd., based in Shanghai, as the holding company responsible for the Group's operations in the region. Kirin also positions formulation and advancement of the Group's strategies on alcohol beverages, soft drinks and food businesses in China, including its comprehensive beverages strategy, as a role of Kirin (China) Investment Co., Ltd., and intends to strengthen its functions.

In soft drinks, Kirin intends to harness the Group's strong production technologies and hit product *Gogono-Kocha Milk Tea* to expand its business, with a focus on China. In Vietnam, which is increasingly in the spotlight as a growth market, Kirin is proceeding with preparations for the establishment of Vina Acecook Kirin Beverage Co., Ltd., a joint venture between Kirin Beverage Corporation and Ace Cook Co., Ltd..

National Foods Limited aims to expand its business in Asia and Oceania, and is proceeding with strengthening its business base in the business arena of 'food and health', including the health foods and functional foods business. It is exploring ways to generate procurement synergies with Lion Nathan. Kirin Food-Tech Company, Limited plans to start production this spring at a new plant in Indonesia for production of the *Ribotide* brand of nucleotide umami seasonings through its PT Kirin Miwon Foods joint venture. After production commences, it will pursue business in Asia and Oceania and globally, with Singapore positioned as its distribution hub. Furthermore, by establishing and starting sales in July at a new sales company in China (Kirin Food-Tech Shanghai Co., Ltd.), Kirin intends to increase the scale of its seasonings and food ingredients business.

In pharmaceuticals, Kirin is exploring the possibility of expanding its business in ASEAN countries following Thailand and Singapore, and aims to enhance its development pipeline in the United States. In agribio, Kirin is strengthening its business base in collaboration with Group companies throughout the world, focusing particularly on the seedling business for floriculture and potatoes.

(5) Pursue a financial strategy that maximizes corporate value

Kirin aims to maximize corporate value, and will continue to adopt a financial strategy that places a firm emphasis on shareholders and enables a quantum leap in growth. The Company's policy with regard to returns to shareholders is based on providing stable dividends. From 2007 Kirin adopted a new payout ratio framework of '30% plus' on a consolidated basis, and Kirin aims to increase dividend payments in line with improvements in Kirin's actual profit levels. From 2008 on, Kirin will strive to increase dividend levels, after taking into account the impact of goodwill and so forth as a result of business investment undertaken to achieve a quantum leap in growth. In addition, Kirin will continue to review its asset holdings with the aim of streamlining its total assets, while basing consideration of treasury share purchases on careful consideration of Kirin's financial position.

Kirin aims to improve capital efficiency, principally using interest-bearing debt to fund business investments required to achieve a quantum leap in growth.

(6) CSR at Kirin Group

Kirin sees its corporate social responsibility as pursuing initiatives to maintain the trust of society. In CSR, key tasks include ensuring even stricter compliance and promoting risk management as the basis of internal control, and strengthening quality control systems with the objective of ensuring the delivery of safe and secure food products. As a manufacturer of alcohol beverages, Kirin's initiatives also include raising awareness with regard to responsible drinking and the prevention of problems associated with alcohol. Kirin aims to maintain workplaces where all employees can work with vitality, by developing Kirin-style affirmative action that takes into account human resource diversity, particularly with respect to the situation of women through the activities of Kirin Women's Network.

Kirin positions environmental initiatives, support for sports and revitalization of food culture as initiatives in which it can contribute to resolving social problems using the Group's strengths, and is actively promoting two-way communication with customers in these areas. With regard to the environment, Kirin aims to continue to pursue CO_2 reduction initiatives and activities to protect water resources through forest preservation. Kirin is proceeding with research on energy use and bioethanol using the Group's strengths in fermentation and biotechnology, and contributing to prevention of global warming. Sports support will focus on supporting Japan's National Soccer Team, and will also include support for the Japanese athletes participating in the Beijing Olympics. In food culture revitalization, initiatives will be led by the Kirin Institute of Food & Lifestyle, and will include information dissemination and value proposals with the objective of achieving a rich food culture, based particularly on the theme of fermentation, and using expertise, surveys

and research unique to Kirin Group in the business arena of food and health.

Kirin will continue social contribution activities such as those of the United Nations University Kirin Project, and plans to offer an original soccer program for providing emotional education, conveying the importance of food and so forth, and a participation-style program for teaching about the wonders of fermentation and biotechnology.

Kirin Group will constantly seek to nurture close bonds with its customers and offer the happiness of food and health, based on its marketing slogan *oishisa wo egao ni—taste that makes you smile.*

For further information please contact:
Corporate Communications & IR Group
Kirin Holdings Company, Limited
Tel: 03 5540-3455
Kirin Holdings website: http://www.kirinholdings.co.jp/english/

Group Organizational Structure



Kirin Holdings
As of January 2008
*Equity method affiliates
Kirin Brewery
Mercian Corp.
Lion Nathan
Kirin (China) Investment
San Miguel*
Kirin Beverage
Kirin Food-Tech
Kirin Yakult NextStage
Nagano Tomato
National Foods
Coca-Cola Bottling Company of Northern New England, Inc
Kirin Pharma
Kyowa Hakko Kogyo*
Kirin-Amgen*
Kirin Agribio
Kirin Business Expert
Kirin Business System
Kirin Real Estate
Separate service companies
Alcohol
Soft drinks/ Foods
Pharmaceuticals
Other
KBA: Kirin Brewery of America KEG: Kirin Europe GmbH; FRD: Four Roses Distillery; KIT: Kirin International Trading; KAE: Kirin Agribio EC

KIRIN HOLDINGS COMPANY, LIMITED

February 7, 2008

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENT AS OF DECEMBER 31, 2007 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2007

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirinholdings.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Telephone: 81- 3- 5540- 3455 from overseas
Scheduled date of regular shareholders' meeting held:	March 26, 2008
Submission date of annual securities report scheduled:	March 26, 2008
Commencement date of dividend distribution scheduled:	March 27, 2008

1. Consolidated business results and financial positions for the current fiscal year (January 1, 2007 - December 31, 2007)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2007	1,801,164	8.1	120,608	3.7	123,389	2.1
Year ended December 31, 2006	1,665,946	2.1	116,358	4.2	120,865	5.2

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2007	66,713	24.7	69.86	-	6.5	5.6	6.7
Year ended December 31, 2006	53,512	4.4	55.98	-	5.4	6.2	7.0

Reference: Equity in earnings of affiliates December 31, 2007 10,282 million yen

December 31, 2006 8,131 million yen

Note: Percentage change compares current results with those of the period of the previous year.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
December 31, 2007	2,469,667	1,099,555	42.7	1,104.83
December 31, 2006	1,963,586	1,043,724	50.6	1,040.44

Reference: Equity
December 31, 2007 1,054,811 million yen
December 31, 2006 993,989 million yen

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
Year ended December 31, 2007	114,585	(269,621)	121,555	52,307
Year ended December 31, 2006	123,685	(153,239)	(50,012)	86,588

2. Dividends

Record date	Dividends per share				
	First quarter (¥)	Interim (¥)	Third quarter (¥)	Year-end (¥)	Total (Annual) (¥)
Year ended December 31, 2006	-	8.00	-	9.00	17.00
Year ended December 31, 2007	-	9.00	-	12.00	21.00
Year ending December 31, 2008 (Forecast)	-	11.50	-	11.50	23.00

Record date	Total amount of dividends (¥ millions)	Dividend pay-out ratio (%)	Ratio of dividends to shareholders' equity (%)
Year ended December 31, 2006	16,246	30.4	1.7
Year ended December 31, 2007	20,051	30.1	2.0
Year ending December 31, 2008 (Forecast)	-	38.5	-

3. Forecast of consolidated business results for the next fiscal year (January 1, 2008 - December 31, 2008)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ending June 30, 2008	936,000	12.0	45,000	4.9	40,000	(12.5)
Year ending December 31, 2008	2,100,000	16.6	133,000	10.3	124,000	0.5

	Net income (¥ millions)	Percentage change (%)	Net income per share (¥)
6 months ending June 30, 2008	12,000	(28.6)	12.57
Year ending December 31, 2008	57,000	(14.6)	59.70

Note: Percentage change compares forecast results with those of the period of the previous year.

4. Others (January 1, 2007 - December 31, 2007)

(1) Changes in significant subsidiaries during the period

(changes in specified subsidiaries accompanying change in scope of consolidation): Yes

Increase 4 companies

(Kirin Holdings (Australia) Pty Ltd, San Miguel Foods Australia Holdings Pty Ltd, National Foods Limited, Berri Limited)

Decrease None

Note: For details, please refer to "CORPORATE GROUP" on page 13.

(2) Changes in accounting policies, procedures, and methods of presentation for preparing the consolidated financial statements

(those to be described in the section of Significant Accounting Policies)

i. Changes due to amendment of accounting standards: Yes

ii. Changes due to other reasons: None

Note: For details, please refer to "SIGNIFICANT ACCOUNTING POLICIES" on page 25.

(3) Number of shares outstanding (common stock)

i. Number of shares outstanding at the end of period (including treasury stock)

As of December 31, 2007 984,508,387 shares

As of December 31, 2006 984,508,387 shares

ii. Number of treasury stock at the end of period

As of December 31, 2007 29,779,060 shares

As of December 31, 2006 29,155,714 shares

Note: For the number of shares as a basis of calculating net income per share (consolidated), please refer to "PER SHARE INFORMATION" on page 30.

Reference: SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Non-consolidated business results and financial positions for the current fiscal year (January 1, 2007 - December 31, 2007)

(1) Results of operations:

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2007	437,172	(54.5)	14,081	(76.5)	30,875	(65.0)
Year ended December 31, 2006	960,727	2.7	59,970	3.1	88,190	21.6

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
Year ended December 31, 2007	33,476	(38.7)	35.06	-
Year ended December 31, 2006	54,639	24.5	57.16	-

Note: Percentage change compares current results with those of the period of the previous year.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
December 31, 2007	1,620,556	871,430	53.8	912.75
December 31, 2006	1,474,538	876,157	59.4	917.10

Reference: Equity	December 31, 2007	871,430 million yen
	December 31, 2006	876,157 million yen

2. Forecast of non-consolidated business results for the next fiscal year (January 1, 2008 - December 31, 2008)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ending June 30, 2008	56,300	(86.8)	44,700	201.2	44,000	35.6
Year ending December 31, 2008	68,800	(84.3)	45,000	219.6	43,300	40.2

	Net income (¥ millions)	Percentage change (%)	Net income per share (¥)
6 months ending June 30, 2008	42,500	91.1	44.52
Year ending December 31, 2008	41,600	24.3	43.57

Note: Percentage change compares forecast results with those of the period of the previous year.

Information about proper usage of forecast of business results, and other special instructions

Please refer to page 15 for the assumptions and other matters related to the forecast of consolidated business results provided herein.

Business Results

(1) BUSINESS PERFORMANCE

The Japanese economy expanded moderately as a whole during fiscal year 2007, benefiting from continued strength in capital investment, which was boosted by robust growth in corporate profitability and exports. Consumer spending also rose steadily due to a modest upturn in employee incomes. At the same time, however, sharp increases in the price of oil and raw materials, as well as the 2007 sub-prime mortgage financial crisis, contributed to a sense of uncertainty about the future.

In this environment, Kirin Group designated the three-year period from 2007 to 2009 as Stage I of its long-term management vision, *Kirin Group Vision 2015* "KV2015." In the fiscal year under review, the first year of this initial stage of the plan, the Company transitioned to a pure holding company structure with the aim of developing its business more dynamically. The Group conducted investments aimed at achieving a quantum leap in growth and made major strides toward building a new Kirin Group, as exemplified by its strategic alliance with Kyowa Hakko Group and its acquisition of all the shares of National Foods Limited, the leading dairy and beverage producer in Australia.

Due in part to its consolidation of Mercian Corporation's results, the Group recorded increased sales during the year under review. Despite the significant impact of spiking prices of raw materials for alcohol beverages and soft drinks, it also reported higher operating income due to contributions from its favorable overseas alcohol beverage business and to efforts by the Group companies to reduce costs. Net income also increased, as a result of both the foregoing reasons and the selling of land held by the Group.

	Billions of yen	Percentage increase (decrease) compared to the previous year
Consolidated:		
Total sales..................................	¥1,801.1	8.1%
Operating income.........................	¥120.6	3.7%
Ordinary income..........................	¥123.3	2.1%
Net income	¥66.7	24.7%

Results by business segment were as follows. To facilitate the year-on-year comparison, information by business segment for the previous fiscal year are shown by the new classification applied for the fiscal year under review*.
(Note) For details, please refer to "SEGMENT INFORMATION" on page 27.

Alcohol Beverages Business

Kirin Group presses ahead with efforts to develop a comprehensive alcohol beverages business. As a major step forward in this regard, Kirin Brewery Co., Ltd. (which took over the domestic alcohol beverages business from the Company in July 2007) began operating under a new arrangement with Mercian on July 1, 2007. Under the arrangement, Kirin Brewery will focus on RTD (Ready-to-drink; mainly canned chu-hi) and shochu products while Mercian will specialize in wines. The new structure is expected to develop each company's strength as well as to generate synergies through the sharing of sales and distribution-related infrastructure.

The aggregate market for beer, happo-shu and new-genre products declined in size, reflecting the impact of Japan's declining birthrate and aging population and an increasing diversification of tastes. In this environment, Kirin Brewery reported a slightly lower sales volume compared to the

previous year.

In the beer category, Kirin Brewery released "*Kirin the Gold*," its first new proposal for a mainstay beer product in 17 years. By introducing a new taste in beer, Kirin Brewery endeavored to invigorate the beer market and succeeded in increasing unit sales of canned beer. Sales of two *happo-shu* products, "*Tanrei Green Label*" and "*Tanrei Alpha*," also increased compared to the previous year, spurring further growth in the rapidly expanding market for products with lower carbohydrates. In the new-genre segment, Kirin Brewery launched "*Kirin Ryoshitsu Sozai*" and "*Kirin Sparkling Hop*" to supplement its mainstay "*Kirin Nodogoshi Nama.*" This enabled it to achieve a double-digit increase in the volume of sales in this category, exceeding the industry's rate of growth.

In the RTD market, Kirin Brewery launched "*Kirin Cocktail Sparkle*" into the growing cocktail segment. Along with the market-leading "*Kirin Chu-hi Hyoketsu,*" this product generated a very favorable response from customers. The new arrangement with Mercian brought a number of products such as the "*Honshibori Chu-hi*" and "*Gyugyutto Shibotta*" brands under Kirin Brewery's control, giving it a broader and deeper product lineup.

As epitomized by the "*Erabō Nippon no Umai!*" campaign, Kirin Brewery further enhance the sales promotion deeply rooted in local markets and consumers, as well as development-and-proposal-oriented marketing. Meanwhile, Kirin Brewery continued to move forward in its efforts to facilitate a fair trade environment.

Mercian started cooperating with Kirin Brewery in the areas of sales and R&D. Its brand portfolio has expanded from the transfer of Kirin's wine business to Mercian, and it is beginning to see results also from actively cooperating together on sales and marketing.

During the fiscal year under review, profitability continued to be impacted by rising prices for raw materials—aluminum, cartons, malt and corn—and by higher oil prices.

Kirin Group's principal market in the overseas alcohol beverage business comprises Asia and Oceania. During the year under review, Lion Nathan Ltd., an Australian subsidiary, recorded its eight consecutive years of profit growth on the back of strong sales of premium beers. In November, Kirin Brewery (Zhuhai) Co., Ltd. of China completed construction of an environmentally advanced new plant incorporating leading-edge technologies from Japan. This plant has twice the production capacity of the former plant.

Sales in the alcohol beverages business increased as a result, boosted by Lion Nathan's strong performance and the consolidation of Mercian. Although the level of profitability was reduced at Kirin Brewery due to higher raw materials costs, operating income of the segment increased, reflecting the impact such as changes in methods of allocating Group management expenses following the transition to a pure holding company structure.

Alcohol Beverages Business Division	**Billions of yen**	**Percentage increase (decrease) compared to the previous term**
Consolidated:		
Total sales...................................	¥1,189.4	8.2%
Operating income.........................	¥96.5	11.6%

Soft Drinks Business

Kirin Beverage Co., Ltd has launched a medium-term business plan that designates the three-year period from 2007 to 2009 as "Three years to establish a new competitive position." During the fiscal year under review, the first year of this planning period, Kirin Beverage carried out a number of initiatives aimed at sustaining its competitiveness and at strengthening the operating base that will contribute to medium- and long-term growth.

Kirin Beverage broadened and deepened its product lineups for "*Kirin Namacha,*" "*Kirin Gogono-kocha*" and "*Kirin Fire,*" and marketed its core brands aggressively through such measures as sales promotion activities for "*Volvic*" mineral water and "*Kirin Alkali-Ion-no-Mizu*". It also launched new high-value-added products in an effort to generate new demand.

In regard to sales, Kirin Beverage incorporated a total sales and marketing approach into its activities during the year. Under this approach, product policies and sales promotion activities were integrated into strategies tailored to the characteristics of individual markets. As a result of these and other efforts, Kirin Beverage reported a substantially higher sales volume over the previous year.

In overseas, Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd. of China began production of "*Kirin Gogono-kocha Milk Tea in 500 ml PET Bottles,*" a product that generated exceptionally strong sales immediately after launch. Kirin Beverage also entered into a basic agreement with Ace Cook Co., Ltd. to establish a joint venture in Vietnam during 2008 to produce and sell soft drinks in the fast-growing market.

As a result, sales increased year on year supported by higher sales volumes. However, operating income dropped year on year due to the increase in marketing cost, the change in composition of containers, the increase in raw material cost, and such.

Soft Drinks Business Division	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales..................................	¥411.2	4.7%
Operating income..........................	¥17.9	(8.7%)

Pharmaceuticals Business

In pharmaceuticals, Kirin Pharma Co., Ltd. (which took over the pharmaceuticals operations from the Company in July 2007) was positioned to make significant advances in the business. In July, it introduced a new long-acting erythropoiesis stimulating agent, "*NESP Injection Syringe,*" to the market. Marketing appeals to health-care professionals, which stress the product's newness and usefulness, have led to a steady increase in use of *NESP* by dialysis clinics. Kirin Pharma has received approval for the manufacture and sale of "*REGPARA Tablets,*" a drug for secondary hyperparathyroidism during maintenance dialysis.

In October, Kirin Group announced the formation of a strategic alliance with Kyowa Hakko Group under which the pharmaceuticals businesses of the two groups will be combined. Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma both have strength in biotechnology, which will provide the basis for developing a global top-class, research and development-oriented life science company from Japan.

Kirin Pharma entered into a worldwide licensing agreement with Astellas Pharma Inc. on a fully human anti-CD40 antagonistic monoclonal antibody created by Kirin Pharma. Kirin Pharma also entered into a basic agreement with Terumo Corporation for the business and capital alliance aimed at strengthening collaboration in R&D and manufacturing of prefilled syringe preparations and integration of the two companies' drug discovery technologies.

Consolidated sales and operating income in the pharmaceuticals business both increased year on year reflecting the robust sales of core products and the contribution by overseas subsidiaries.

Pharmaceuticals Business Division	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales..................................	¥69.9	4.0%
Operating income.........................	¥13.0	7.9%

Other Businesses

The joint venture corporation formed by Kirin Food-Tech Company, Ltd., a manufacturer of seasonings and food additives and Daesang Corporation of South Korea completed construction of its plant in Indonesia where nucleotides seasonings will be produced.

The Company acquired all the shares of National Foods, the leading dairy and beverage producer in Australia, and expanded its business base in Oceania in the area of food and health.

Kirin Agribio Co., Ltd. took steps to establish the Kirin brand in the flower, seed and seedling business by setting up "Flower Products Development Center" in Hamamatsu City, Shizuoka Prefecture.

Both consolidated sales and income in the other businesses were higher than the previous fiscal year mainly resulting from the consolidation of Mercian Corporation.

Other Business Divisions	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales..................................	¥130.5	22.4%
Operating income.........................	¥4.3	677.5%

OUTLOOK FOR 2008

Kirin Group formulated the 2008 Management Policy based on the "2007-2009 Kirin Group Medium-Term Business Plan (KV2015 Stage I)." The Group will continue to focus on further enhancing corporate and brand value.

2008 Management Policy

1. Promote a comprehensive beverage group strategy along with creating solid growth for the core domestic alcohol beverages and soft drinks businesses.
2. Establish a structure for growth in the pharmaceuticals business under the alliance with Kyowa Hakko Kogyo Co., Ltd.
3. Define the area of the health and functional food business, and develop a business strategy leveraging group synergies.
4. Develop a global business strategy in Asia and Oceania aimed at becoming a leading company in the area of food and health now with National Foods.
5. Promote a financial strategy that maximizes corporate value.
6. Define and proactively implement Kirin Group CSR activities.

Based on the policy, Kirin Group will endeavor to build a firm business foundation by dealing with the following important issues.

Alcohol Beverages Business Division

In the domestic alcohol beverages market, we will further the collaboration between Kirin Brewery Co., Ltd. and Mercian Corporation to pursue our comprehensive alcohol beverages group strategy.

Kirin Brewery Co., Ltd., will press on with efforts to achieve the three goals of the 2008 product strategy, namely "strengthening mainstay products," "strengthening products with lower carbohydrates" and "increasing total demand" to respond to customer needs and to adapt to changes in the market environment.

First, in terms of mainstay products, we will strengthen its core brands through product renewals of happo-shu "*Kirin Tanrei Nama*" and a new genre product "*Kirin Nodogoshi Nama.*" Then, in response to health-conscious consumers, we will renew "*Tanrei Green Label*" and subsequently launching the new low-calorie, carbohydrate-free* product, "*Kirin ZERO*" in the happo-shu category. Also, we will endeavor to increase total demand through product renewals and expansion of product lineups in two areas: the RTD market, where demand is expected to grow among customers in their 20s and 30s; and the shochu market, where there is untapped demand.

* Low-calorie: a designation placed on the label of product which is below 20 kilocalories per 100 ml
* Carbohydrate-free: a designation placed on the label of product containing less than 0.5 grams of carbohydrates per 100 ml (based on nutrition labeling standards).

With respect to sales, we will strengthen the capacity for development-and-proposal-oriented marketing by promoting activities that connect to consumers in local markets and by developing a sales promotion campaign linked to the Beijing Olympics. In addition, by extending the open pricing system to Japanese and Western liquor, we will continue making efforts to facilitate a fair trade environment.

While recognizing that cost-cutting efforts must continue, the sharp increases in the prices of raw materials and oil have reached a point where corporate efforts alone is insufficient as a solution to this serious situation, we have reached to a decision to revise prices of bèer, happo-shu and new-genre.

At Mercian, 2008 is the first year for the medium-term business plan. Mercian will aim for a definite No. 1 position in the wine business and processing liquors business, leveraging maximized group synergies and enhancing the strategic value propositions for domestic and imported daily and fine wine.

In the international arena, we will continue to strengthen the beer business in Asia and Oceania. In China, we will strive to develop more efficiently by utilizing the additional capacity provided by Kirin Brewery (Zhuhai) Co. Ltd.'s new plant. In Australia, Lion Nathan Ltd. will aim to pursue the largest capital investment program in the Company's history in order to rebuild its manufacturing capabilities; and will establish a close collaborative relationship with J. Boag & Son, the premium brewer, which Lion Nathan agreed to acquire in 2007.

Soft Drinks Business Division

Kirin Beverage Co., Ltd. will continue pursuing a product strategy focused on core brands while proactively proposing new products in market. Based on the "Team Kirin" approach, Kirin Beverage will also engage in community-based sales activities in conjunction with Kirin Brewery Co., Ltd., and will endeavor to expand sales channels by increasing the number of vending machines.

In Asia, Kirin Group's principal overseas market, we will take steps in China to ensure further penetration and expansion of sales of "*Kirin Gogono-kocha Milk Tea in 500 ml PET Bottles.*" In Vietnam, by combining the sales network of Ace Cook Group with the product development capabilities of Kirin Beverage Co., Ltd., we aim to launch high-quality, high-value-added beverages in the extremely fast-growing Vietnamese market—through Vina Kirin Acecook Beverage Co., the joint venture scheduled for establishment in May 2008.

Pharmaceuticals Business Division

Based on the terms of the strategic alliance between the Kirin Group and the Kyowa Hakko Group, we aim to move forward smooth, expeditious integration of the two groups' pharmaceuticals businesses. In October 2008, Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited will merge, resulting in the establishment of a new company, Kyowa Hakko Kirin Co., Ltd. With cutting-edge technologies in the field of antibody drugs, this new company will aim to establish itself as a Japan-based global specialty pharmaceuticals company, working principally in the fields of cancer, renal and immunological diseases. This new company will continuously develop innovative new drugs while accelerating the speed of the development for both domestic and international markets, where fierce competition is growing.

While aiming to penetrate market with the anemia drug, *"NESP Injection Syringe,"* released in 2007, Kirin Pharma will launch *"REGPARA Tablets,"* a treatment for secondary hyperparathyroidism during maintenance dialysis and will contribute to progress in dialysis treatment.

Other Business Divisions

In health and functional foods, we define the domain identity as "all foods that customers consciously consume for health reasons," and make efforts to strengthen this business in Group-wise.

The Company announced two investments last year, aiming to realize quantum leap in growth. In relation to these investments, the Company will endeavor to integrate these operations smoothly into the Group and to create synergies. In terms of our investment in National Foods, the leading dairy and beverage producer in Australia, we aim for further business development in Asia and Oceania, as well as enhancing the business foundation in the area of food and health, which includes health and functional foods. Through the strategic alliance with the Kyowa Hakko Group, we will form the best business structure in the field of non-pharmaceutical businesses, will promptly build a system that can maximize enterprise value, and will aim to achieve growth in each of these business areas.

Kirin Food-Tech Co., Ltd., will begin full-scale operations at the plant in Indonesia where nucleotides *umami* seasonings are manufactured. Kirin Agribio Co., Ltd. will continuously work on R&D for high-value-added products by enhancing breeding and product development capabilities, as well as seed and seedling production technologies.

CSR INITIATIVES

Kirin Group seeks to earn the trust of society by implementing thorough compliance and risk management measures, and by fulfilling a variety of roles that contribute to the creation of a sustainable society. The Group's CSR initiatives include efforts to enhance product quality to ensure the safety and security of foods, to raise public awareness concerning appropriate alcohol consumption and to combat global warming which is based on the Group's fermentation techniques and biotechnology. The Group also conducts "Kirin Forest Reservoir Project," which contributes to forest cultivation in watersheds that supply the Company's breweries across Japan. In the area of sports, the Group remains a supporter of both the Japan National Football Team and the Japanese Olympic Team. Furthermore, the Group is fully behind efforts to promote food culture that fosters delight in "food and health," and with Kirin Institute of Food and Lifestyle, the Group is promoting new lifestyles and next-generation values related to foods.

(2) ANALYSIS OF FINANCIAL CONDITION

Total assets as of the end of the fiscal year under review stood at ¥2,469.6 billion, an increase of ¥506.0 billion (25.8%) compared to the end of the previous fiscal year. Goodwill increased by ¥161.9 billion, reflecting the acquisition of all the shares of National Foods. The purchase of shares of Kyowa Hakko Kogyo Co., Ltd. resulted in a ¥188.0 billion increase in investment

securities.

Liabilities stood at ¥1,370.1 billion, an increase of ¥450.2 billion (48.9%). This was mainly attributable to a ¥379.0 billion increase in short-term loans payable, which was required to finance the above acquisitions.

Net assets stood at ¥1,099.5 billion, an increase of ¥55.8 billion (5.3%) due in large part to the recognition of ¥66.7 billion in net income. The ratio of equity to total assets declined from 50.6% at the end of the previous fiscal year to 42.7% at the end of the year under review.

Consolidated cash and cash equivalents ("cash") totaled ¥52.3 billion as of December 31, 2007, a decrease of ¥34.2 billion compared to the end of the previous fiscal year. Outflows for investment activities such as the acquisition of shares of Kyowa Hakko Kogyo Co., Ltd. were covered by loans from financial institutions, cash reserves and others.

Consolidated cash flows were as follows:

Cash flow from operating activities
Net cash provided by operating activities was ¥114.5 billion, ¥9.1 billion lower than in the previous year. Although working capital increased by ¥9.3 billion due to changes in items such as notes and accounts receivable, trade, inventories, notes and accounts payable, liquor taxes payable and consumption taxes payable, corporate tax payments increased ¥18.6 billion and gain on sale of fixed assets increased ¥17.7 billion.

Cash flow from investing activities
Net cash used in investing activities was ¥269.6 billion, ¥116.3 billion more than in the previous year. Investment in fixed assets was ¥66.8 billion, ¥6.9 billion more than in the previous year, and primarily related to capital investment in the domestic alcohol business. Investment for acquisition of marketable and investment securities was ¥183.7 billion, ¥177.0 billion higher than in the previous year, driven mainly by the acquisition of shares of Kyowa Hakko Kogyo Co., Ltd. and Terumo Corporation. Investment for acquisition of subsidiaries was ¥77.2 billion, ¥24.6 billion less than in the previous year, and primary related to the acquisition shares of National Foods Limited. The sale of fixed assets provided an inflow of ¥24.7 billion, the sale of marketable securities and investment securities resulted in proceeds of ¥9.1 billion.

Cash flow from financing activities
Net cash provided by financing activities was ¥121.5 billion, ¥171.5 billion more than in the previous year. Cash inflow from borrowings for the year was ¥151.2 billion. Cash dividends paid decreased ¥2.4 billion to ¥29.7 billion.

Trends in Kirin Group's cash flow indices are as follows:

	Fiscal year ended 12/2005	Fiscal year ended 12/2006	Fiscal year ended 12/2007
Equity ratio (%)	50.2	50.6	42.7
Equity ratio based on market capitalization (%)	67.9	91.0	63.4
Debt service coverage (%)	296.0	242.6	588.1
Interest coverage ratio (times)	11.5	12.2	9.9

All indices are calculated from consolidated financial data.

Notes:

1. Equity ratio = (Net assets – Minority interests) / Total assets
2. Equity ratio based on market capitalization = Market capitalization / Total assets
   [Market capitalization = market price on last trading day of period x total shares outstanding at end of period (excluding treasury stock)]
3. Debt service coverage = Interest-bearing liabilities / Operating cash flow
   [Interest-bearing liabilities refer to all liabilities with interest payable recorded on the

liabilities section of the consolidated balance sheets. Operating cash flow refers to Net cash provided by operating activities in the consolidated statements of cash flow]

4. Interest coverage ratio = Operating cash flow / Interest expenses

[Interest expenses refers to the Interest expenses figure recorded in the consolidated statements of cash flows]

(3) BASIC POLICY RELATED TO DISTRIBUTION OF PROFITS; DIVIDENDS FOR THE PERIOD UNDER REVIEW AND FOR THE YEAR TO DECEMBER 31, 2008

Kirin views the appropriate distribution of profits to shareholders as one of the key management issues, and has distributed a dividend to shareholders in every financial period since its establishment in 1907. Management believes that shareholders' needs can be met by providing a stable, continuous dividend that takes into consideration comprehensive assessment of business performance, the target payout ratio, and future capital requirements in each period. Under the "2007-2009 Kirin Group Medium-Term Business Plan (KV2015 Stage I)," the Company has set its minimum guideline of 30% for the dividend payout ratio and seeks to increase dividends as substantive profitability increases. Retained earnings will be allocated to business and capital investments that contribute to enhancing future corporate value, principally in the alcohol beverages, soft drinks, pharmaceuticals, and health and functional foods businesses. The Company will act expeditiously to acquire treasury stock in order to increase its capital efficiency.

Based on the foregoing policy, the dividend of surplus for the year under review will be as follows. The Company expects to pay out ¥12 per share as its year-end dividend, an increase of ¥3 from the previous year. With the ¥9 per share paid out as an interim-period dividend taken into account, this will result in a total dividend for the year of ¥21, an increase of ¥4 compared to the previous year. The consolidated dividend payout ratio will thus be 30.1%.

With respect to the dividend of surplus for the year ending December 2008, the Company expects to pay an annual dividend of ¥23, which will take into account the effects of amortization of goodwill from its investments for quantum leap in growth.

Corporate Group

The Kirin Group introduced the pure holding company system on July 1, 2007.
The corporate group consists of Kirin Holdings Company, Limited ("the Company"), 345 consolidated subsidiaries and 22 affiliates accounted for by the equity method at December 31, 2007. The major group companies in the respective business segments are as follows:



Alcohol Beverages Business
Kirin Brewery Company, Limited
Kirin Engineering Co., Ltd.
Kirin logistics Co., Ltd
Kirin Merchandising Company, Limited and 25 others
Mercian Corporation and 5 others
LION NATHAN LTD. and 166 others
Kirin (China) Investment Company, Limited and 5 others
* SAN MIGUEL CORPORATION
6 others, Total 215 companies
Pharmaceuticals Business
Kirin Pharma Co., Ltd. and 9 others
* Kyowa Hakko Kogyo Co., Ltd.
* KIRIN-AMGEN, INC.
Total 12 companies
Kirin Holdings Company, Limited (Holding Company)
Soft Drinks Business
Kirin Beverage Corporation
Tokyo Kirin Beverage Service Co., Ltd.
Kirin MC Danone Waters Co., Ltd.
* Kirin-Tropicana, Inc. and 19 others
The Coca-Cola Bottling Company of Northern New England, Inc. and 5 others
Berri Limited and 4 others
Total 34 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
Kirin Holdings (Australia) Pty Ltd (Holding Company)
National Foods Ltd.
San Miguel Foods Australia Holdings Pty Ltd and 41 others
Kirin Agribio EC B.V. and 26 others
Kirin Food-Tech Company Limited and others
Kirin Business Expert Co., Ltd.
and 30 others, Total 106 companies

Consolidated subsidiaries are stated above, except for * marked affiliates to which the equity method is applied.

Note: San Miguel Foods Australia Holdings Pty Ltd changes the name of the company to Kirin Foods Australia Holdings Pty Ltd on January 2, 2008.

Management Policies

1. GROUP VISION

In May 2006 Kirin announced Kirin Group Vision 2015 ("KV2015"), its long-term operating framework until 2015.

2. TARGETED MANAGEMENT INDICES

Under KV2015 Kirin aims to create a quantum leap in growth by moving beyond the current path of business development. In July 2007 Kirin plans to create a more dynamic, responsive group management structure by introducing a holding company structure. Under this structure, a holding company, Kirin Holdings, will oversee an alignment of group operating companies including Kirin Brewery in the domestic alcohol beverages business, Kirin Beverage, which has become a wholly owned subsidiary, and Mercian Corporation, with which Kirin has formed a business and capital alliance. This initiative is intended to strengthen the group's business foundation and support strategies such as moving further towards becoming a comprehensive beverages group, internationalizing Kirin's business, and developing the health food and functional food business while enhancing group synergies and aggressively investing resources in pursuit of maximized corporate value. Financial targets for 2015, the final year of the plan, are for consolidated sales of ¥3 trillion (¥2.5 trillion excluding liquor tax), an operating profit margin of more than 8% (or more than 10% excluding liquor tax), and a contribution from overseas operations of approximately 30% of sales and profit (both excluding liquor tax).

3. MEDIUM- TO LONG- TERM STRATEGY

In December 2006, Kirin announced KV2015 Stage I: Kirin Group's 2007-2009 Medium-term Business Plan for the three years to 2009. Quantitative targets for 2009, the final year of the plan, are for consolidated group sales of ¥2.15 trillion (¥1.7 trillion excluding liquor tax), operating income of more than ¥150 billion, and an operating profit margin in excess of 7% (or more than 9% excluding liquor tax). Management will also focus on capital efficiency and shareholder value, aiming to achieve ROE of more than 7% in the year ending December 2009 as a milestone on the path to a target ROE of 10% in 2015.

4. ISSUES FOR THE KIRIN GROUP

The following are specific strategies outlined in KV2015 Stage I: Kirin Group's 2007-2009 Medium-term Business Plan.

1. Strengthen Kirin's business foundations and realize a quantum leap in growth
   (1) Create renewed growth in the domestic alcohol beverage business
   (2) Move further toward becoming a comprehensive beverages group
   (3) Internationalize Group's business
   (4) Develop the health food and functional food business
   (5) Accelerate growth in pharmaceuticals and leverage proprietary strengths to develop the agribio business
2. Pursue a financial strategy that maximizes corporate value
3. Adopt a new group management structure
4. Raise KIRIN brand value and implement Kirin Group CSR

Kirin will seek to boost corporate value by reforming the corporate structure and expanding group synergies, and create further growth and a 'Group premium' by aggressively investing resources as necessary. At the same time we will retain a shareholder value-oriented management approach, and adopt a financial strategy that facilitates a quantum leap in growth. Moreover, under the new slogan Taste that makes you smile, Kirin will seek continued customer support as a brand that symbolizes trust and vitality.

Note Concerning Forecasts

The statements concerning future performance that are presented in this document are based on judgments using information available to the Company and the Kirin Group as of the disclosure day of this document. Certain risks and uncertainties could cause the results of the Company and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's business, market trends, and exchange rates.

5. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR

CONSOLIDATED BALANCE SHEETS (¥ millions)

ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets					
Cash	89,483		55,009		(34,474)
Notes and accounts receivable, trade	321,694		361,127		39,433
Marketable securities	675		246		(429)
Inventories	119,887		148,649		28,762
Deferred tax assets	17,937		19,906		1,969
Other	28,059		52,190		24,131
Allowance for doubtful accounts	(1,950)		(2,500)		(550)
Total Current Assets	575,787	29.3	634,629	25.7	58,842
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures (Purchase price)	482,339		496,623		
Less accumulated depreciation	(288,013)		(293,520)		
Buildings and structures (Book value)	194,325		203,103		8,778
Machinery, equipment and vehicles (Purchase price)	673,114		733,439		
Less accumulated depreciation	(503,019)		(536,385)		
Machinery, equipment and vehicles (Book value)	170,095		197,053		26,958
Land	155,866		158,558		2,692
Construction in progress	33,110		35,437		2,327
Other (Purchase price)	153,165		154,783		
Less accumulated depreciation	(112,924)		(112,974)		
Other (Book value)	40,240		41,809		1,569
Total	593,639	30.2	635,963	25.7	42,324
Intangible Assets					
Goodwill	96,853		258,780		161,927
Other	72,846		128,134		55,288
Total	169,699	8.7	386,915	15.7	217,216
Investments and Other Assets					
Investment securities	524,135		712,234		188,099
Long term loans receivable	3,891		10,387		6,496
Life insurance investments	37,910		-		(37,910)
Deferred tax assets	15,912		34,583		18,671
Other	46,543		57,838		11,295
Allowance for doubtful accounts	(3,933)		(2,884)		1,049
Total	624,460	31.8	812,160	32.9	187,700
Total Fixed Assets	1,387,798	70.7	1,835,038	74.3	447,240
TOTAL ASSETS	1,963,586	100.0	2,469,667	100.0	506,081

(¥ millions)

LIABILITIES	At December 31, 2006		At December 31, 2007		Increase (Decrease)
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount
Current Liabilities					
Notes and accounts payable, trade	107,610		139,255		31,645
Short-term loans payable and long-term debt with current maturities	25,629		404,725		379,096
Liquor taxes payable	106,429		108,260		1,831
Income taxes payable	33,641		31,958		(1,683)
Allowance for employees' bonuses	2,305		4,334		2,029
Allowance for bonuses for directors and corporate auditors	297		442		145
Reserve for loss on repurchase of land	-		2,987		2,987
Accrued expenses	85,991		105,216		19,225
Deposits received	24,866		17,286		(7,580)
Other	62,991		77,293		14,302
Total Current Liabilities	449,763	22.9	891,760	36.1	441,997
Long-term Liabilities					
Bonds	98,830		92,831		(5,999)
Long-term debt	116,586		112,244		(4,342)
Deferred tax liabilities	71,028		88,329		17,301
Deferred tax liabilities due to land revaluation	1,471		1,471		-
Employees' pension and retirement benefits	62,153		60,188		(1,965)
Retirement benefits for directors and corporate auditors	1,739		589		(1,150)
Reserve for repair and maintenance of vending machines	6,863		6,387		(476)
Reserve for loss on repurchase of land	2,987		-		(2,987)
Reserve for losses on guarantees	548		-		(548)
Deposits received	69,795		69,644		(151)
Other	38,092		46,665		8,573
Total Long-term Liabilities	470,098	23.9	478,351	19.4	8,253
TOTAL LIABILITIES	919,862	46.8	1,370,111	55.5	450,249

(¥ millions)

NET ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Shareholders' Equity					
Common stock	102,045	5.2	102,045	4.1	-
Capital surplus	71,114	3.6	71,353	2.9	239
Retained earnings	732,134	37.3	781,499	31.6	49,365
Treasury stock, at cost	(26,797)	(1.4)	(28,170)	(1.1)	(1,373)
Total Shareholders' Equity	878,497	44.7	926,727	37.5	48,230
Valuation and Translation Adjustments					
Net unrealized holding gains on securities	122,466	6.2	124,743	5.1	2,277
Deferred gains or losses on hedges	(352)	(0.0)	370	0.0	722
Land revaluation difference	(4,713)	(0.2)	(4,713)	(0.2)	-
Foreign currency translation adjustments	(1,907)	(0.1)	7,683	0.3	9,590
Total Valuation and Translation Adjustments	115,492	5.9	128,083	5.2	12,591
Minority Interests	49,734	2.6	44,744	1.8	(4,990)
TOTAL NET ASSETS	1,043,724	53.2	1,099,555	44.5	55,831
TOTAL LIABILITIES AND NET ASSETS	1,963,586	100.0	2,469,667	100.0	506,081

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	Year ended December 31, 2006		Year ended December 31, 2007		Increase (Decrease)
	Amount	Percentage over sales	Amount	Percentage over sales	Amount
Sales	1,665,946	100.0	1,801,164	100.0	135,218
Cost of sales	987,852	59.3	1,078,614	59.9	90,762
Gross profit	678,093	40.7	722,550	40.1	44,457
Selling, general and administrative expenses	561,735	33.7	601,942	33.4	40,207
Operating income	116,358	7.0	120,608	6.7	4,250
Non-operating income					
Interest income	1,484		1,971		
Dividend income	5,124		5,292		
Equity in earnings of affiliates	8,131		10,282		
Other	4,401		5,548		
Total	19,142	1.2	23,094	1.3	3,952
Non-operating expenses					
Interest expense	9,736		12,618		
Loss on sale and disposal of finished goods	994		1,944		
Other	3,904		5,749		
Total	14,635	0.9	20,312	1.1	5,677
Ordinary income	120,865	7.3	123,389	6.9	2,524
Special income					
Gain on sale of fixed assets	2,007		19,728		
Reversal of allowance for doubtful accounts	670		687		
Gain on sale of investment securities	7,940		653		
Reversal of reserve for loss on repurchase of land	270		-		
Reversal of reserve for losses on guarantees	139		62		
Gain on sale of shares of subsidiaries and affiliates	-		184		
Gain on transfer of real estate in trust	-		1,089		
Total	11,028	0.7	22,404	1.2	11,376

(¥ millions)

	Year ended December 31, 2006 Amount	Percentage over sales	Year ended December 31, 2007 Amount	Percentage over sales	Increase (Decrease) Amount
Special expenses					
Loss on disposal of fixed assets	6,041		5,578		
Loss on sale of fixed assets	127		564		
Loss on impairment	5,755		2,361		
Loss on devaluation of investment securities	195		230		
Loss on sale of investment securities	4		14		
Business restructuring expense	4,492		3,878		
Amortization of goodwill	1,588		-		
Loss due to the change in the pension and retirement benefit plans	2,126		-		
Loss on sale of shares of subsidiaries and affiliates	-		1,731		
Loss of equity method investments	-		1,929		
General interest charge of income taxes for prior years in a foreign subsidiary	-		1,092		
Total	20,332	1.2	17,380	1.0	(2,952)
Income before income taxes and minority interests	111,560	6.7	128,413	7.1	16,853
Income taxes					
Income taxes - current	52,485		48,800		
Income taxes for prior years	-		(2,011)		
Income taxes - deferred	(1,627)		3,554		
Total	50,858	3.1	50,343	2.8	(515)
Minority interests	7,189	0.4	11,355	0.6	4,166
Net income	53,512	3.2	66,713	3.7	13,201

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(Year ended December 31, 2006)

(¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the period					
Dividends from surplus			(14,820)		(14,820)
Directors bonuses from appropriation			(270)		(270)
Net income			53,512		53,512
Increase due to new consolidation of subsidiaries			562		562
Decrease due to new consolidation of subsidiaries			(10)		(10)
Decrease due to exclusion of affiliates accounted for by the equity method			(24,404)		(24,404)
Acquisition of treasury stock				(1,855)	(1,855)
Disposal of treasury stock		114		150	265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,057)		(6,057)
Net changes of items other than shareholders' equity					
Total changes of items during the period	-	114	1,907	(1,705)	316
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	-	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the period							
Dividends from surplus							(14,820)
Directors bonuses from appropriation							(270)
Net income							53,512
Increase due to new consolidation of subsidiaries							562
Decrease due to new consolidation of subsidiaries							(10)
Decrease due to exclusion of affiliates accounted for by the equity method							(24,404)
Acquisition of treasury stock							(1,855)
Disposal of treasury stock							265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,057)
Net changes of items other than shareholders' equity	5,258	(352)	-	16,165	21,071	(29,558)	(8,486)
Total changes of items during the period	5,258	(352)	-	16,165	21,071	(29,558)	(8,169)
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724

(Year ended December 31, 2007)

(¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497
Changes of items during the period					
Dividends from surplus			(17,192)		(17,192)
Net income			66,713		66,713
Decrease due to exclusion of affiliates accounted for by the equity method			(155)		(155)
Acquisition of treasury stock				(1,711)	(1,711)
Disposal of treasury stock		239		337	576
Net changes of items other than shareholders' equity					
Total changes of items during the period	-	239	49,364	(1,373)	48,230
Balance as of December 31, 2007	102,045	71,353	781,499	(28,170)	926,727

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724
Changes of items during the period							
Dividends from surplus							(17,192)
Net income							66,713
Decrease due to exclusion of affiliates accounted for by the equity method							(155)
Acquisition of treasury stock							(1,711)
Disposal of treasury stock							576
Net changes of items other than shareholders' equity	2,277	723	-	9,591	12,591	(4,990)	7,601
Total changes of items during the period	2,277	723	-	9,591	12,591	(4,990)	55,831
Balance as of December 31, 2007	124,743	370	(4,713)	7,683	128,083	44,744	1,099,555

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	Year ended December 31, 2006 Amount	Year ended December 31, 2007 Amount	Increase (Decrease) Amount
Cash flows from operating activities			
Income before income taxes and minority interests	111,560	128,413	16,853
Depreciation and amortization	68,432	71,913	3,481
Loss on impairment	5,755	2,361	(3,394)
Amortization of goodwill	8,040	7,448	(592)
Increase (decrease) in employees' pension and retirement benefits	(9,976)	(1,913)	8,063
Interest and dividend income	(6,609)	(7,263)	(654)
Equity in earnings of affiliates	(8,131)	(10,282)	(2,151)
Interest expense	9,736	12,618	2,882
Gain on sale of fixed assets	(2,007)	(19,728)	(17,721)
Gain on sale of marketable securities and investment securities	(7,940)	(653)	7,287
Loss on disposal and sale of fixed assets	6,169	6,143	(26)
Loss on devaluation of investment securities	195	230	35
Decrease (increase) in notes and accounts receivable, trade	3,031	(3,205)	(6,236)
Decrease (increase) in inventories	(5,198)	(10,439)	(5,241)
Increase (decrease) in notes and accounts payable, trade	(8,558)	5,076	13,634
Increase (decrease) in liquor taxes payable	(1,203)	(57)	1,146
Increase (decrease) in consumption taxes payable	1,940	7,942	6,002
Increase (decrease) in deposits received	(7,764)	(7,310)	454
Other	10,741	(3,377)	(14,118)
Sub-total	168,213	177,917	9,704
Interest and dividend received	9,094	10,472	1,378
Interest paid	(10,104)	(11,629)	(1,525)
Income taxes paid	(43,517)	(62,175)	(18,658)
Net cash provided by operating activities	123,685	114,585	(9,100)
Cash flows from investing activities			
Payment for purchases of property, plant and equipment and intangible assets	(59,953)	(66,873)	(6,920)
Proceeds from sale of property, plant and equipment and intangible assets	4,745	24,747	20,002
Payment for purchases of marketable securities and investment securities	(6,716)	(183,787)	(177,071)
Proceeds from sale and redemption of marketable securities and investment securities	9,095	9,194	99
Payment for purchases of shares of subsidiaries	(75,585)	(6,648)	68,937
Payment for acquisition of shares of newly consolidated subsidiaries	(26,253)	(70,589)	(44,336)
Payment of loans receivable	-	(38,052)	(38,052)
Collection of loans receivable	-	38,208	38,208
Proceeds from cancellation of life insurance investments	-	23,232	23,232
Other	1,428	946	(482)
Net cash used in investing activities	(153,239)	(269,621)	(116,382)
Cash flows from financing activities			
Increase (decrease) in short-term loans payable	(980)	310,909	311,889
Proceeds from long-term debt	77,684	18,139	(59,545)
Repayment of long-term debt	(21,770)	(177,758)	(155,988)
Payment for redemption of bonds	(69,900)	-	69,900
Payment for purchase of treasury stock	(1,855)	(1,711)	144
Proceeds from sale of treasury stock	265	576	311
Payment for purchase of treasury stock by the consolidated subsidiary	(906)	(27)	879
Cash dividends paid	(14,830)	(17,208)	(2,378)
Cash dividends paid to minority shareholders	(17,408)	(12,554)	4,854
Other	(309)	1,189	1,498
Net cash used in financing activities	(50,012)	121,555	171,567
Effect of exchange rate fluctuation on cash and cash equivalents	704	(740)	(1,444)
Net increase (decrease) in cash and cash equivalents	(78,862)	(34,222)	44,640
Cash and cash equivalents at beginning of year	164,800	86,588	(78,212)
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries	650	(58)	(708)
Cash and cash equivalents at end of year	86,588	52,307	(34,281)

SIGNIFICANT ACCOUNTING POLICIES

1. Scope of consolidation

(1) Consolidated subsidiaries: 345 companies

Major consolidated subsidiaries: Kirin Brewery Company, Limited, Kirin Pharma Company, Limited, Kirin Beverage Corporation, Mercian Corporation, Lion Nathan Ltd., National Foods Limited, Berri Limited

The following table shows changes in the consolidation scope for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New establishment	3	Kirin Holdings (Australia) Pty Ltd Subsidiary of Kirin Agribio EC B.V. Subsidiary of Kirin Beverage Corporation
	New acquisition, etc.	76	National Foods Limited, Berri Limited and 44 subsidiaries of Kirin Holdings (Australia) Pty Ltd 2 subsidiaries of Kirin Beverage Corporation 28 subsidiaries of Lion Nathan Ltd.
Decrease	Sale of shares	5	Kirin Plaza Co., Ltd. Beerstyle 21 Inc. and others
	Completion of liquidation	1	TWYFORD INTERNATIONAL INC.

(2) Major unconsolidated subsidiaries: Kirin Agribio USA, Inc.

Certain subsidiaries including Kirin Agribio USA, Inc. were excluded from the consolidation scope because the effect of their total assets, sales, net income or losses (amount corresponding to interests), and retained earnings (amount corresponding to interests) on the accompanying consolidated financial statements are immaterial.

2. Scope of application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 22 companies

Major affiliated company: San Miguel Corporation

The following table shows changes in the scope of application of the equity method for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New acquisition	4	Kyowa Hakko Kogyo Co., Ltd. HANGZHOU QIANDAOHU BREWERY CO., LTD. and others
	Sale of shares	1	Subsidiary of Lion Nathan Ltd.
Decrease	Sale of shares	2	Yonekyu Corporation and other

(3) Certain investments in unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements were immaterial.

(4) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method.

Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods.

(5) In an effort to respond to the demands for expediting the process of business performance disclosure and in consideration of the difficult situation to calculate equity in earnings of affiliates using its final figures from the year ended December 31, 2007, the Company has calculated equity in earnings of San Miguel Corporation based on its third quarter financial statements since the previous fiscal year.

Consequently, the Company recognized equity in earnings of San Miguel Corporation based on the financial statements for 12 months from the fourth quarter of the previous fiscal year to the third quarter of the fiscal year under review.

3. Fiscal year-end of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose fiscal year-end are different from that of the Company.

Consolidated subsidiaries	Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(*i)
Japan Potato Corporation	September 30	(*i)
Kirin Agribio Inc.	September 30	(*i)
Kirin Agribio EC B.V. and its subsidiaries	September 30	(*i)
Kirin Agribio Shanghai Co., Ltd.	September 30	(*i, iii)
KV Corporation, Ltd.	September 30	(*i)
Chateau Reysson	October 31	(*i)
Nippon Liquor Ltd.	March 31	(*ii)

(*i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.

(*ii) The Company used the financial statements based on preliminary statements as of its fiscal year end for the years that ended consolidation.

(*iii) Kirin Agribio Shanghai Co., Ltd. changed its fiscal year end from December 31 to September 30.

With respect to (*i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

Disclosure of significant accounting policies other than the above-mentioned are omitted because there were no significant accounting policy changes after filing the last Securities Report (filed on March 28, 2007).

CHANGE IN THE ACCOUNTING POLICIES

(Change of depreciation of fixed assets)

Due to the revision of the Corporation Tax Law, the method of depreciation of property, plant and equipment acquired on or after April 1, 2007 has been changed to the method based on the Corporation Tax Law after the revision. However, the Company and some consolidated companies have changed the method acquired on or after July 1, 2007. The effect on net income of this change is not material. The change of the method was conducted in the second half of the fiscal year, since the application system update was completed in the second half of the fiscal year. Hence the previous accounting method was applied for the interim period of the fiscal year. And the effect on net income of this change is not material.

CHANGES IN PRESENTATION

(CONSOLIDATED BALANCE SHEETS)

"Life insurance investments," which amounted to 14,945 million yen for the year ended December 31, 2007, is included in "Other" of "Investment and Other Assets," because it became immaterial.

NOTE TO:

(SEGMENT INFORMATION)

a. Business segment information

(¥ millions)

	Year ended December 31,2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,063,318	392,729	67,245	142,653	1,665,946	-	1,665,946
Inter-segment	3,365	70	-	112,799	116,235	(116,235)	-
Total sales	1,066,683	392,800	67,245	255,453	1,782,182	(116,235)	1,665,946
Operating expenses	983,408	373,086	55,200	251,889	1,663,584	(113,995)	1,549,588
Operating income	83,275	19,714	12,044	3,563	118,598	(2,240)	116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	950,694	270,941	104,745	336,557	1,662,939	300,647	1,963,586
Depreciation and amortization	40,296	15,990	4,234	8,689	69,211	1,609	70,820
Loss on impairment	3,749	16	-	1,990	5,755	-	5,755
Capital expenditures	30,198	17,413	8,478	9,675	65,766	7,296	73,062

Type and nature of products are considered in classification of business segments.
Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), new genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

Year ended December 31, 2006 — ¥ 2,358 million, mainly consisting of costs for research and development of basic technologies

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.

Year ended December 31, 2006 — ¥ 424,560 million

(¥ millions)

	Year ended December 31,2007						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,189,478	411,254	69,909	130,522	1,801,164	-	1,801,164
Inter-segment	35,798	63	-	25,119	60,980	(60,980)	-
Total sales	1,225,276	411,317	69,909	155,641	1,862,145	(60,980)	1,801,164
Operating expenses	1,128,713	393,324	56,907	151,274	1,730,220	(49,664)	1,680,556
Operating income	96,563	17,992	13,001	4,366	131,924	(11,316)	120,608
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	1,122,086	308,010	134,545	427,198	1,991,840	477,827	2,469,667
Depreciation and amortization	47,151	16,185	3,817	5,836	72,990	879	73,870
Loss on impairment	2,011	6	-	343	2,361	-	2,361
Capital expenditures	43,547	18,167	2,977	8,263	72,956	728	73,685

Business segments are classified based on business management framework in consideration of the type and nature of products.
Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), new genre, whiskey, spirits, wine, engineering, logistics, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Health foods & functional foods, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

Year ended December 31, 2007 — ¥ 11,713 million, mainly consisting of ¥ 9,055 million for Group administrative expenses due to the Company's transfer to a pure holding company and ¥ 2,657 million for research and development of basic technologies.

Due to the transfer of the Company into a pure holding company, from this second half consolidated accounting period, general corporate expenses, which were allocated to each segment based on sales criteria, are included in Eliminations or Corporate as Group administrative expenses of the Company.

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.

Year ended December 31, 2007 — ¥ 625,844 million

The Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Group's management structure.
In governing the Group, clarification of the roles and responsibilities between the holding company and the operating companies will be made and the independence and mobility of each operating company will also be enhanced, while the holding company seeks to achieve a quantum leap in growth and create a group premium.
Accordingly, the Company changed its method of business segment classification and classified them "based on business management framework in consideration of the type and nature of products" in view of the new management structure, as business segments had previously been classified "in consideration of the type and nature of products".
Due to this change, the businesses of engineering, logistics, etc., which had been included in the "Others" segment, have been reclassified into the "Alcohol beverages" segment as these businesses are managed as ancillary businesses closely connected with the alcohol beverages business.

For reference, business segment information for the fiscal year ended December 31, 2006 that shows the business classification used for the fiscal year is provided below:

(¥ millions)

	Year ended December 31, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,099,308	392,729	67,245	106,664	1,665,946	-	1,665,946
Inter-segment	31,444	70	-	17,583	49,098	(49,098)	-
Total sales	1,130,752	392,800	67,245	124,247	1,715,045	(49,098)	1,665,946
Operating expenses	1,044,242	373,086	55,200	123,685	1,596,214	(46,626)	1,549,588
Operating income	86,510	19,714	12,044	561	118,830	(2,472)	116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	1,036,898	270,941	104,745	176,931	1,589,516	374,069	1,963,586
Depreciation and amortization	41,364	15,990	4,234	6,500	68,091	2,729	70,820
Loss on impairment	3,768	16	-	1,970	5,755	-	5,755
Capital expenditures	37,295	17,413	8,478	6,680	69,868	3,194	73,062

In addition, business segment information for the interim period of the fiscal year that shows the business classification used for the fiscal year is provided below:

(¥ millions)

	6 months ended June 30, 2007						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:							
Sales							
Unaffiliated customers	548,151	192,215	31,482	64,171	836,020	-	836,020
Inter-segment	15,290	27	-	10,047	25,364	(25,364)	-
Total sales	563,442	192,242	31,482	74,218	861,385	(25,364)	836,020
Operating expenses	530,499	186,689	26,609	73,459	817,258	(24,119)	793,139
Operating income	32,942	5,552	4,872	758	44,127	(1,245)	42,881

b. Geographical segment information

(¥ millions)

	Year ended December 31, 2006					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,430,229	177,807	57,909	1,665,946	-	1,665,946
Inter-segment	2,671	1,265	3,586	7,523	(7,523)	-
Total sales	1,432,901	179,073	61,495	1,673,469	(7,523)	1,665,946
Operating expenses	1,349,688	148,535	56,693	1,554,917	(5,328)	1,549,588
Operating income	83,212	30,537	4,802	118,552	(2,194)	116,358
2. Assets	1,031,797	336,140	185,827	1,553,765	409,821	1,963,586

	Year ended December 31, 2007					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,528,876	210,621	61,666	1,801,164	-	1,801,164
Inter-segment	3,988	2,116	4,765	10,870	(10,870)	-
Total sales	1,532,865	212,737	66,431	1,812,034	(10,870)	1,801,164
Operating expenses	1,442,502	176,855	60,429	1,679,786	769	1,680,556
Operating income	90,362	35,882	6,002	132,247	(11,639)	120,608
2. Assets	1,075,143	699,575	219,203	1,993,922	475,745	2,469,667

Geographical distances are considered in classification of country or area.
Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations or Corporate" are the same as the note described in "a. Business segment information."

c. Overseas sales

(¥ millions)

	Year ended December 31, 2006		
	Asia/ Oceania	Others	Total
Overseas sales	183,588	59,871	243,460
Consolidated sales	-	-	1,665,946
Percentage of overseas sales over consolidated sales	11.0%	3.6%	14.6%

(¥ millions)

	Year ended December 31, 2007		
	Asia/ Oceania	Others	Total
Overseas sales	219,150	65,073	284,223
Consolidated sales	-	-	1,801,164
Percentage of overseas sales over consolidated sales	12.2%	3.6%	15.8%

Geographical distances are considered in classification of country or area.
Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries in countries and areas outside of Japan.

(OMISSION OF DISCLOSURE)

Disclosure of information regarding LEASE TRANSACTIONS, RELATED PARTIES TRANSACTION, DEFERRED INCOME TAXES, SECURITIES, DERIVATIVE TRANSACTIONS, EMPLOYEES' PENSION AND RETIREMENT BENEFITS and BUSINESS COMBINATION are omitted because the need for such disclosure in the Summary of Consolidated Financial Statements is considered immaterial.

(PER SHARE INFORMATION)

Year ended December 31, 2006		Year ended December 31, 2007	
Shareholders' equity per share:	¥ 1,040.44	Net assets per share:	¥ 1,104.83
Net income per share (Primary):	¥ 55.98	Net income per share (Primary):	¥ 69.86
Net income per share (Diluted) was not presented because there was no potential common stock outstanding.		Same as on the left	

Note 1: The basis for calculation was as follows:

Net assets per share

		Year ended December 31, 2006	Year ended December 31, 2007
Total net assets	(¥ millions)	¥ 1,043,724	1,099,555
Amounts deducted from total net assets	(¥ millions)	49,734	44,744
(Minority interest included in the above)	(¥ millions)	(49,734)	(44,744)
Net assets attributable to common stock at the end of year	(¥ millions)	993,989	1,054,811
Number of common stock used to calculate net assets per share at the end of year	(thousands of shares)	955,352	954,729

Note 2: The basis for calculation of Net income per share was as follows:

Net income per share

		Year ended December 31, 2006	Year ended December 31, 2007
Net income	(¥ millions)	53,512	66,713
Amounts not attributable to common stock	(¥ millions)	-	-
Net income attributable to common stock	(¥ millions)	53,512	66,713
Average number of common stock outstanding during the year	(thousands of shares)	955,956	954,971

(Significant subsequent events)

There is no matter that fall under this item.

6. Non-consolidated financial statements for the fiscal year

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets					
Cash	62,555		18,989		(43,566)
Notes receivable, trade	296		-		(296)
Accounts receivable, trade	182,878		319		(182,559)
Merchandise	5,081		-		(5,081)
Finished goods	7,596		-		(7,596)
Semi-finished goods	8,650		-		(8,650)
Raw materials	9,881		-		(9,881)
Containers	1,769		-		(1,769)
Supplies	1,483		-		(1,483)
Advances	706		-		(706)
Deferred tax assets	10,742		1,993		(8,749)
Short-term loans receivable from subsidiaries and affiliates	21,417		116,804		95,387
Income tax receivable	-		10,598		10,598
Consumption tax receivable	-		9,094		9,094
Other	8,763		8,499		(264)
Allowance for doubtful accounts	(1,493)		(2,733)		(1,240)
Total Current Assets	320,330	21.7	163,565	10.1	(156,765)
Fixed Assets					
Property, plant and equipment					
Buildings (Purchase price)	291,250		82,227		
Less accumulated depreciation	(177,097)		(43,999)		
Buildings (Book value)	114,152		38,227		(75,925)
Structures (Purchase price)	62,746		6,868		
Less accumulated depreciation	(46,683)		(4,626)		
Structures (Book value)	16,063		2,242		(13,821)
Machinery and equipment (Purchase price)	428,338		2,055		
Less accumulated depreciation	(329,762)		(1,738)		
Machinery and equipment (Book value)	98,576		317		(98,259)
Vehicles (Purchase price)	2,407		51		
Less accumulated depreciation	(2,106)		(33)		
Vehicles (Book value)	301		18		(283)
Tools (Purchase price)	48,539		8,628		
Less accumulated depreciation	(37,010)		(6,021)		
Tools (Book value)	11,529		2,607		(8,922)
Land	99,179		25,084		(74,095)
Construction in progress	13,382		4,677		(8,705)
Total	353,185	24.0	73,174	4.5	(280,011)

(¥ millions)

ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Intangible Assets					
Goodwill	821		-		(821)
Leasehold rights	433		60		(373)
Trademarks	444		-		(444)
Purchased technology and other	3,879		-		(3,879)
Utility rights	4,713		25		(4,688)
Total	10,293	0.7	86	0.0	(10,207)
Investments and Other Assets					
Investment securities	282,442		225,291		(57,151)
Investments in subsidiaries and affiliates (capital stock)	410,221		1,112,692		702,471
Other investments	103		6		(97)
Investments in equity of subsidiaries and affiliates (other than capital stock)	16,645		18,620		1,975
Long-term loans receivable	492		338		(154)
Long-term loans receivable from employees	0		-		(0)
Long-term loans receivable from subsidiaries and affiliates	5,683		16,062		10,379
Receivables from debtors in bankruptcy or reorganization proceedings	9,833		5,365		(4,468)
Life insurance investments	37,828		-		(37,828)
Deposits paid	10,769		-		(10,769)
Real estate in trust	3,057		-		(3,057)
Prepaid pension cost	16,233		-		(16,233)
Other	3,194		8,542		5,348
Allowance for doubtful accounts	(5,777)		(3,190)		2,587
Total	790,728	53.6	1,383,729	85.4	593,001
Total Fixed Assets	1,154,207	78.3	1,456,990	89.9	302,783
TOTAL ASSETS	1,474,538	100.0	1,620,556	100.0	146,018

(¥ millions)

LIABILITIES	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities					
Notes payable, trade	827		75		(752)
Accounts payable, trade	32,798		-		(32,798)
Short-term loans payable	13,250		316,376		303,126
Short-term loans payable to subsidiaries and affiliates	61,418		278,084		216,666
Liquor taxes payable	100,954		-		(100,954)
Other accounts payable	19,265		3,826		(15,439)
Consumption taxes payable	7,052		-		(7,052)
Income taxes payable	20,599		-		(20,599)
Accrued expenses	37,703		2,566		(35,137)
Deposits received	19,185		-		(19,185)
Deposits received for containers	932		-		(932)
Allowance for employees' bonuses	1,582		416		(1,166)
Allowance for bonuses for directors and corporate auditors	158		239		81
Reserve for loss on repurchase of land	-		2,987		2,987
Other	4,900		214		(4,686)
Total Current Liabilities	320,630	21.8	604,786	37.3	284,156
Long-term Liabilities					
Bonds	40,000		40,000		-
Long-term debt	53,000		50,000		(3,000)
Long-term debt from subsidiaries and affiliates	3,960		4,470		510
Deferred tax liabilities	40,059		22,630		(17,429)
Employees' pension and retirement benefits	49,884		261		(49,623)
Retirement benefits for directors and corporate auditors	571		-		(571)
Reserve for loss on repurchase of land	2,987		-		(2,987)
Reserve for losses on guarantees	548		-		(548)
Deposits received	59,935		-		(59,935)
Other	26,804		26,977		173
Total Long-term Liabilities	277,751	18.8	144,339	8.9	(133,412)
TOTAL LIABILITIES	598,381	40.6	749,126	46.2	150,745

(¥ millions)

NET ASSETS	At December 31, 2006 Amount	Percentage over total assets	At December 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount
Shareholders' equity					
Common stock	102,045	6.9	102,045	6.3	-
Capital surplus					
Additional paid-in capital	70,868		70,868		-
Other capital surplus	245		485		240
Total capital surplus	71,114	4.8	71,353	4.4	239
Retained earnings					
Legal reserve	25,511		25,511		-
Other retained earnings					
Reserve for special depreciation	913		71		
Reserve for deferred gain on sale of property	12,554		1,412		
Reserve for dividends	6,450		-		
General reserve	494,367		531,367		
Retained earnings brought forward	95,992		93,709		
Total other retained earnings	610,278		626,562		16,284
Total retained earnings	635,789	43.1	652,073	40.2	16,284
Treasury stock, at cost	(26,796)	(1.8)	(28,170)	(1.7)	(1,374)
Total shareholders' equity	782,153	53.0	797,302	49.2	15,149
Valuation and translation adjustments					
Net unrealized holding gains on securities	94,080		74,169		(19,911)
Deferred gains or losses on hedges	(76)		(41)		35
Total valuation and translation adjustments	94,004	6.4	74,127	4.6	(19,877)
TOTAL NET ASSETS	876,157	59.4	871,430	53.8	(4,727)
TOTAL LIABILITIES AND NET ASSETS	1,474,538	100.0	1,620,556	100.0	146,018

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	Year ended December 31, 2006 Amount	Percentage over sales	Year ended December 31, 2007 Amount	Percentage over sales	Increase (Decrease) Amount
Sales	960,727	100.0	425,687		(535,040)
Operating revenue					
Group management revenue	-		7,504		
Revenue from real estate business	-		2,850		
Dividends revenue from subsidiaries and affiliates	-		1,129		
Total	-		11,484		11,484
Revenue from operating activities	960,727		437,172	100.0	(523,555)
Cost of sales					
Inventory at beginning of year	10,882		12,678		
Production cost of goods sold	218,219		105,084		
Amount of goods purchased	40,445		16,586		
Liquor taxes	390,296		174,351		
Cost of revenue from real estate business	3,346		1,747		
Total	663,190		310,449		
Transfer to other accounts	3,792		3,180		
Decrease due to corporate split	-		17,780		
Inventory at end of year	12,678		-		
Total	646,720	67.3	289,488	66.2	(357,232)
Gross profit	[314,006]	[32.7]	[136,198]	[31.2]	[(177,808)]
Selling, general and administrative expenses	254,036	26.4	121,356	27.8	(132,680)
Operating expenses					
Expenses on real estate business	-		1,471		
General and administrative expenses	-		10,773		
Total	-		12,245	2.8	12,245
COS and expenses from operating activities	-		423,090		
Operating income	59,970	6.2	14,081	3.2	(45,889)
Non-operating income					
Interest income	1,624		1,834		
Security interest	0		291		
Dividend income	27,387		18,939		
Rental income	872		1,444		
Other	3,373		2,156		
Total	33,258	3.5	24,666	5.6	(8,592)
Non-operating expenses					
Interest expense	1,849		2,489		
Interest on bonds	788		479		
Loss on disposal of finished goods	455		487		
Doubtful accounts expense	243		2,086		
Expenses for cancellation of facility rental agreement	553		-		
Other	1,146		2,329		
Total	5,037	0.5	7,872	1.8	2,835
Ordinary income	88,190	9.2	30,875	7.1	(57,315)
Special income					
Gain on sale of fixed assets	1,616		13,511		
Reversal of allowance for doubtful accounts	580		426		
Gain on sale of investment securities	7,856		405		
Gain on sale of shares of subsidiaries and affiliates	-		1,384		
Reversal of reserve for loss on repurchase of land	270		-		
Reversal of reserve for losses on guarantees	139		62		
Gain on transfer of real estate in trust	-		1,089		
Total	10,462	1.1	16,880	3.9	6,418
Special expenses					
Loss on disposal of fixed assets	5,235		2,167		
Loss on sale of fixed assets	91		489		
Loss on impairment	836		-		
Loss on devaluation of investment securities	171		3		
Loss on sale of investment securities	4		10		
Loss on devaluation of investments in subsidiaries and affiliates	1,788		444		
Doubtful accounts expense on receivables from subsidiaries and affiliates	1,511		-		
Loss due to the change in the pension and retirement benefit plans	2,126		-		
Total	11,766	1.2	3,116	0.7	(8,650)
Income before income taxes	86,887	9.0	44,639	10.2	(42,248)
Income taxes					
Income taxes-current	31,700		6,200		
Income taxes-deferred	548		4,962		
Total	32,248	3.4	11,162	2.6	(21,086)
Net income	54,639	5.7	33,476	7.7	(21,163)

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Year ended December 31, 2006)

(¥ millions)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,868	130	70,999	25,511	693	13,028	6,450	470,367	80,096	596,148	(25,090)	744,102
Changes of items during the period													
Provision for reserve for special depreciation from appropriation						569				(569)	-		-
Provision for reserve for special depreciation						168				(168)	-		-
Reversal of reserve for special depreciation from appropriation						(188)				188	-		-
Reversal of reserve for special depreciation						(329)				329	-		-
Reversal of reserve for deferred gain on sale of property from appropriation							(249)			249	-		-
Reversal of reserve for deferred gain on sale of property							(224)			224	-		-
Provision for general reserve from appropriation									24,000	(24,000)	-		-
Dividends from surplus from appropriation										(7,172)	(7,172)		(7,172)
Dividends from surplus (interim dividends)										(7,648)	(7,648)		(7,648)
Directors bonuses from appropriation										(177)	(177)		(177)
Net income										54,639	54,639		54,639
Acquisition of treasury stock												(1,855)	(1,855)
Disposal of treasury stock			114	114								150	265
Net changes of items other than shareholders' equity													
Total changes of items during the period			114	114		219	(474)		24,000	15,895	39,640	(1,705)	38,050
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153

	Valuation and translation adjustments			
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance as of December 31, 2005	115,840	-	115,840	859,943
Changes of items during the period				
Provision for reserve for special depreciation from appropriation				-
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation from appropriation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property from appropriation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve from appropriation				-
Dividends from surplus from appropriation				(7,172)
Dividends from surplus (interim dividends)				(7,648)
Directors bonuses from appropriation				(177)
Net income				54,639
Acquisition of treasury stock				(1,855)
Disposal of treasury stock				265
Net changes of items other than shareholders' equity	(21,760)	(76)	(21,836)	(21,836)
Total changes of items during the period	(21,760)	(76)	(21,836)	16,213
Balance as of December 31, 2006	94,080	(76)	94,004	876,157

(Year ended December 31, 2007)

(¥ millions)

	Shareholders' equity: Common stock	Capital surplus: Additional paid-in capital	Capital surplus: Other capital surplus	Capital surplus: Total capital surplus	Retained earnings: Legal reserve	Other retained earnings: Reserve for special depreciation	Other retained earnings: Reserve for deferred gain on sale of property	Other retained earnings: Reserve for dividends	Other retained earnings: General reserve	Other retained earnings: Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153
Changes of items during the period													
Provision for reserve for special depreciation						3				(3)	-		-
Reversal of reserve for special depreciation						(209)				209	-		-
Reversal of reserve for deferred gain on sale of property							(113)			113	-		-
Provision for general reserve									37,000	(37,000)	-		-
Dividends from surplus								(6,450)		(2,148)	(8,598)		(8,598)
Dividends from surplus (interim dividends)										(8,594)	(8,594)		(8,594)
Net income										33,476	33,476		33,476
Acquisition of treasury stock												(1,711)	(1,711)
Disposal of treasury stock			239	239								337	576
Reversal due to corporate split						(635)	(11,028)			11,664	-		-
Net changes of items other than shareholders' equity													
Total changes of items during the period			239	239		(841)	(11,141)	(6,450)	37,000	(2,282)	16,284	(1,373)	15,149
Balance as of December 31, 2007	102,045	70,868	485	71,353	25,511	71	1,412	-	531,367	93,709	652,073	(28,170)	797,302

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2006	94,080	(76)	94,004	876,157
Changes of items during the period				
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve				-
Dividends from surplus				(8,598)
Dividends from surplus (interim dividends)				(8,594)
Net income				33,476
Acquisition of treasury stock				(1,711)
Disposal of treasury stock				576
Reversal due to corporate split				-
Net changes of items other than shareholders' equity	(19,910)	34	(19,876)	(19,876)
Total changes of items during the period	(19,910)	34	(19,876)	(4,726)
Balance as of December 31, 2007	74,169	(41)	74,127	871,430

CHANGES IN PRESENTATION

(NON-CONSOLIDATED BALANCE SHEETS)

1. "Supplies," which amounted to 27 million yen for the year ended December 31, 2007, is included in "Other" of "Current Assets," because it became immaterial.
2. "Life insurance investments," which amounted to 598 million yen, "Deposits paid," which amounted to 3,513 million yen, and "Prepaid pension cost", which amounted 28 million yen for the year ended December 31, 2007, is included in "Other" of "Investments and Other Assets," because it became immaterial.
3. "Deposits received," which amounted to 45 million yen for the year ended December 31, 2007, is included in "Other" of "Current Liabilities," because it became immaterial.
4. "Deposits received," which amounted to 8,791 million yen for the year ended December 31, 2007, is included in "Other" of "Long-term Liabilities," because it became immaterial.

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1. Each of "Sales," "Cost of sales," and "Selling, general and administrative expenses" is the figure recorded prior to the corporate split, while "Operating revenue" and "Operating expenses" are the figures recorded after the corporate split.
2. "Gross profit" is obtained by deducting "Cost of sales" from "Sales."
3. "Revenue from real estate business" included in "Sales" prior to the corporate split is presented separately in "Operating revenue" after the corporate split, and "Cost of revenue from real estate business" presented separately in "Cost of sales" prior to the corporate split is presented as "Expenses on real estate business" in "Operating expenses" after the corporate split.

Supplementary Documents to the Financial Statements for the Year Ended December 31, 2007

Supplementary Documents to the Consolidated Financial Statements

1. Results of Operations
2. Scope of Consolidation and Application of Equity Method
3. Sales Details
4. Profit Breakdown for the Current Fiscal Year
   (Comparison with last fiscal year)
5. Major Expenses and Others
6. Major Fluctuations of Balance Sheets
7. Profit Breakdown for the Next Fiscal Year (Forecast)

(Reference Material)

1. Sales Details of Domestic Alcohol Beverages
   (Kirin Brewery Company, Ltd.)
2. Sales Details of Soft Drink Beverages (Kirin Beverage Group)
3. Sales Details of Pharmaceuticals (Kirin Pharma Company, Ltd.)
4. Results of operations by Major Listed Companies (Consolidated)

KIRIN HOLDINGS COMPANY, LIMITED

February 7, 2008

Consolidated

1. Results of Operations

(¥ billions)

	2006 Actual			2007 Actual			2008 Forecast		
(year-on-year rate)									
Sales		1,665.9	2.1%		1,801.1	8.1%		2,100.0	16.6%
Operating income		116.3	4.2%		120.6	3.7%		133.0	10.3%
Ordinary income		120.8	5.2%		123.3	2.1%		124.0	0.5%
Net income		53.5	4.4%		66.7	24.7%		57.0	(14.6%)
EBITDA	*1	191.1	1.4%	*1	213.1	11.5%	*2	244.0	14.5%

*1 EBITDA = Income before income taxes and minority interests + interest expense - interest and dividend income + depreciation + amortization of goodwill

*2 EBITDA = Operating income + equity in earning of affiliates + depreciation + amortization of goodwill + special income (loss)

2. Scope of Consolidation and Application of Equity Method

(Number of companies)

	2006 Actual	2007 Actual	2008 Forecast
(year-on-year rate)			
Consolidated subsidiaries	272	345	345
Unconsolidated subsidiary accounted for by the equity method	0	0	0
Affiliated companies accounted for by the equity method	19	22	22

Consolidated

3. Sales Details

	2006 Actual		2007 Actual		2008 Forecast	
Sales volume (year-on-year rate)						
Alcohol beverages	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Beer, *Happo-shu* and New genre	3,396	5.4%	3,388	(0.3%)	3,391	0.1%
	Million cases		Million cases		Million cases *1	
Soft drinks	229	3.7%	239	4.5%	268	11.8%
Sales by business segments (year-on-year rate)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)
Total sales	1,665.9	2.1%	1,801.1	8.1%	2,100.0	16.6%
Alcohol beverages	1,099.3	3.9%	1,189.4	8.2%	1,223.0	2.8%
Beer, *Happo-shu* and New genre	947.8	5.0%	970.8	2.4%	980.6	1.0%
Other alcohol beverages	115.5	(1.1%)	184.5	59.8%	195.0	5.7%
Other *2	35.9	(6.4%)	34.0	(5.3%)	47.4	39.0%
Soft drinks	392.7	3.3%	411.2	4.7%	518.0	26.0%
Pharmaceuticals	67.2	(0.5%)	69.9	4.0%	75.0	7.3%
Other business	106.6	(15.8%)	130.5	22.4%	284.0	117.6%
Agribio	18.8	(18.2%)	21.5	14.6%	19.0	(12.0%)
Health Foods & Functional Foods, Seasonings *3	31.7	(3.9%)	30.3	(4.3%)	31.4	3.3%
Other	56.0	(20.5%)	78.5	40.1%	233.6	197.4%

*1 These figures do not include 476 thousand KL in soft drinks business of Kirin Holdings (Australia) Pty Ltd, which the Company acquired at the end of the fiscal year under review.

*2 As mentioned in "SEGMENT INFORMATION" (page 27) due to changes to the classification of business segment, a part of the items previously included in other business (engineering, logistics, etc.) is now included in alcohol beverages business. The actual results for fiscal year 2006 are shown by changed method of categorizing operations.

*3 These figures were accounted for in nutrient food & feed business until the first half of 2007.

Consolidated

4. Profit Breakdown for the Current Fiscal Year (Comparison with last fiscal year)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description	
Alcohol beverages segment	10.0	FY2006 actual 86.5 => FY2007 actual 96.5	
	1.5	Kirin Brewery	Increase in marginal profit of alcohol beverages (Sales decrease in beer ((17) thousand KL, (1.9)), in *happo-shu* ((43) thousand KL, (4.0)), increase in new genre (51 thousand KL, 5.9), and decrease in RTD ((29) thousand KL, (3.1)), increase in marginal profit of whiskey and spirits 2.2, increase in change in products mix, etc.)
	(7.2)	Kirin Brewery	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons (3.3), increase in price of malt (1.7), increase in price of sugar and liquid sugar (1.3), etc.)
	2.6	Kirin Brewery	Decrease in selling cost (Decrease in sales promotion and advertising expenses 2.4 ;beer, *happo-shu* and new genre (0.3), whiskey and spirits (1.4), RTD 3.5, etc., decrease in transportation cost 0.2)
	(1.2)	Kirin Brewery	Increase in other expenses (Increase In employees' bonuses (accounting for allowance because of revision for payment of employees' bonuses) (1.4), increase in fuel cost (0.2), increase in repair expenses (0.2), etc.)
	5.3	Lion Nathan Ltd.	Lion Nathan Ltd. 38.9 => 45.1 *1 Adjustment amount of amortization of intangible assets (10.1) => (11.0)
	(0.3)	Mercian Corporation	(0.0 => (0.3))
	8.3	Decrease in administrative expenses at head office in accordance with the organizational change *2	
	1.0	Alcohol beverages segment and others	
Soft drinks segment	(1.8)	FY2006 actual 19.7 => FY2007 actual 17.9	
	9.5	Kirin Beverage	Difference in volume of sales (Increase in sales volume 10,556 thousands case)
	1.5	Kirin Beverage	Cost reduction (Improvement of production efficiency at its own factories, etc.)
	(2.1)	Kirin Beverage	Increase in raw material cost
	(3.7)	Kirin Beverage	Decrease in change of composition ratio of containers, etc.
	(4.4)	Kirin Beverage	Increase in selling cost (Increase in sales promotion and advertising expenses (3.1), increase in transportation cost due to increase in volume of sales (1.3))
	(1.4)	Kirin Beverage	Increase in other sales and general administrative cost (Increase in public relations expenses (0.6), increase in depreciation cost due to increase in vending machine input (0.6), etc.)
	(1.0)	Amortization of goodwill due to stock acquisition of Kirin Beverage	
	(0.2)	Soft drinks segment and others	

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Pharmaceuticals segment	1.0	FY2006 actual 12.0 => FY2007 actual 13.0
	1.6	Increase in marginal profit due to increased sales
	1.0	Increase in operating income of overseas subsidiaries
	0.5	Decrease in administrative expenses at head office in accordance with the organizational change *2
	(2.1)	Kirin Pharma *3 Increase in operating expenses and others
Others segment	3.8	FY2006 actual 0.5 => FY2007 actual 4.3
	3.8	Mercian Corporation (0.0 => 1.1), etc.
Eliminations or Corporate	(8.9)	FY2006 actual (2.4) => FY2007 actual (11.3)
	(9.0)	Increase of expenses that cannot be allocated to any division of the Company because of the organizational change *2 etc.
Increase in operating income	4.3	FY2006 actual 116.3 => FY2007 actual 120.6

Non-operating income and expenses	(1.8)	
	(2.2)	Financial profit, net ((3.1) => (5.3))
	2.1	Equity in earnings of affiliates (San Miguel Corporation 2.9 *4, etc.)
	(1.0)	Loss on sale and disposal of finished goods
	(0.7)	Others
Increase in ordinary income	2.5	FY2006 actual 120.8 => FY2007 actual 123.3

Special income and expenses	14.4	
	17.7	Gain on sale of fixed assets (2.0 => 19.7)
	(7.3)	Gain on sale of investment securities (7.9 => 0.6)
	1.0	Gain on transfer of real estate in trust
	3.4	Loss on impairment ((5.7) => (2.3))
	1.5	Amortization of goodwill
	2.1	Loss due to the change in the pension and retirement benefit plans
	(1.7)	Loss on sale of shares of subsidiaries and affiliates
	(1.9)	Loss of equity method investments
	(1.0)	General interest charge of income taxes for prior years in a foreign subsidiary (Lion Nathan Ltd.)
	0.6	Others
Minority interests and income taxes, etc.	(3.7)	
	(4.2)	Minority interests ((7.1) => (11.3))
	(1.5)	Income taxes
	2.0	Income taxes for prior years (Lion Nathan Ltd.)
Increase in net income	13.2	FY2006 actual 53.5 => FY2007 actual 66.7

*1 As for 2007 actual result of operation of Lion Nathan Ltd., the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.

*2 The Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Groups management structure. Accordingly, please refer to "SEGMENT INFORMATION" on pages 27 for changes in classification of business segment and allocation method of operating expenses in the business segment information.

The actual results for fiscal year 2006 are shown by changed method of categorizing operations.

*3 The figures shown are those of Pharmaceuticals segment of Kirin Brewery for the first half of 2007.

*4 The Company prepared the financial statements after the adjustments of accounting period of San Miguel Corporation since the previous consolidated fiscal year, as its settlement date is the end of December.
In FY 2007, the Company prepares the financial statements based on financial results of San Miguel Corporation from October 2006 to September 2007.

5 Kirin Holdings (Australia) Pty Ltd is treated as acquired at the end of the year 2007, with only the balance sheet consolidated for consolidation.
A holding company with National Foods Limited, Berri Limited, etc. as its subsidiaries.

6 Kyowa Hakko Kogyo Co., Ltd. is with only the investment securities in the consolidated balance sheet recorded as an equity method affiliate.

Exchange rate for overseas company	2006 Actual	2007 Actual
Lion Nathan Ltd. (AUD)	¥86.83	¥96.72
San Miguel Corporation (PHP)	¥2.27	¥2.51

5. Major Expenses and Others

(¥ billions)

	2006 Actual	2007 Actual	2008 Forecast
Sales promotion	176.3	181.4	266.5
Advertising	66.6	69.0	
(Sales promotion and advertising expenses include in the above)			
Kirin Brewery Domestic alcohol beverages	94.6	92.3	91.1
Kirin Beverage Soft drink beverages	115.7	118.8	130.6
Research and development expenses	28.2	28.5	31.0
Depreciation	68.4	71.9	86.0
Amortization of goodwill	8.0	7.4	15.0
Financial profit, net	(3.1)	(5.3)	(17.0)
Capital expenditures	59.9	66.8	100.0
Cash flows	(78.8)	(34.2)	(33.0)
Operating activities	123.6	114.5	150.0
Investing activities	(153.2)	(269.6)	(115.0)
Financing activities	(50.0)	121.5	(2.0)

6. Major Fluctuations of Balance Sheets

(¥ billions)

	2006 Actual	2007 Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Notes and accounts receivable, trade	321.6	361.1	39.5	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Inventories	119.8	148.6	28.8	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Other	28.0	52.1	24.1	Increase in other accounts receivable of Kirin Holdings (Australia), etc.
Fixed Assets				
Property, Plant and Equipment				
Machinery, equipment and vehicles	170.0	197.0	27.0	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Intangible Assets				
Goodwill	96.8	258.7	161.9	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Other	72.8	128.1	55.3	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Investments and Other Assets				
Investment securities	524.1	712.2	188.1	Increase due to addition of a newly affiliated companies by the equity method (Kyowa Hakko Kogyo), etc.
Life insurance investments	37.9	-	(37.9)	Decrease due to cancellation at Kirin Holdings, etc. (Please refer to "CHANGES IN PRESENTATION" on page 25)
Deferred tax assets	15.9	34.5	18.6	Increase due to organizational change, etc.
Other	46.5	57.8	11.3	Increase due to change in presentation ("Life insurance investments" recorded in "Other"), etc.

	2006 Actual	2007 Actual	Increase (Decrease)	Reference
LIABILITIES				
Current Liabilities				
Notes and accounts payable, trade	107.6	139.2	31.6	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Short-term loans payable	25.6	404.7	379.1	Increase at Kirin Holdings, etc.
Accrued expenses	85.9	105.2	19.3	Increase due to addition of a newly consolidated subsidiary (Kirin Holdings (Australia)), etc.
Other	62.9	77.2	14.3	Increase due to consumption tax payable at Kirin Brewery , etc.
Long-term Liabilities				
Deferred tax liabilities	71.0	88.3	17.3	Increase due to organizational change, etc.

7. Profit Breakdown for the Next Fiscal Year (Forecast)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description	
Alcohol beverages segment	10.8	FY2007 actual 96.5 => FY2008 forecast 107.3	
	23.1	Kirin Brewery	Increase in marginal profit of alcohol beverages (Sales decrease in beer ((57) thousand KL, (6.0)), decrease in *happo-shu* ((22) thousand KL, (2.1)), increase in new genre (66 thousand KL, 7.2), increase in RTD (20 thousand KL, 2.6), increase in marginal profit of Whiskey and Spirits 3.4, increase due to revision of prices and change in products mix, etc.)
	(10.2)	Kirin Brewery	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons, increase in price of malt, etc.)
	0.6	Kirin Brewery	Decrease in selling cost (Decrease in sales promotion and advertising expenses 1.2, increase in transportation cost (0.7), etc.)
	(9.9)	Kirin Brewery	Increase in other expenses (Increase in depreciation (4.2), increase in repair expenses (1.3), increase in miscellaneous expenses (1.2), increase in fuel cost, etc. (0.6), etc.)
	1.6	Mercian Corporation ((0.3) => 1.3)	
	7.2	Decrease in administrative expenses at head office in accordance with the organizational change *1	
	(1.6)	Alcohol beverages segment and others (Lion Nathan Ltd. (0.5) *2, etc.)	
Soft drinks segment	6.1	FY2007 actual 17.9 => FY2008 forecast 24.0	
	28.1	Kirin Beverage	Difference in volume of sales (Increase in sales volume 26,540 thousands case)
	1.0	Kirin Beverage	Cost reduction (Improvement of production efficiency at its own factories, etc.)
	(2.9)	Kirin Beverage	Increase in raw material cost
	(4.3)	Kirin Beverage	Decrease in change of composition ratio of containers, etc.
	(14.7)	Kirin Beverage	Increase in selling cost (Increase in sales promotion and advertising expenses (11.7), increase in transportation cost due to increase in volume of sales (3.0))
	(5.2)	Kirin Beverage	Increase in other sales and general administrative cost (Increase in depreciation cost and sales equipment cost due to increase in vending machine input (1.0), increase in labor cost (1.0), increase in information processing fee (0.9), increase in R&D expenses (0.5), etc.)
	5.1	Kirin Holdings (Australia) (soft drinks category as Berri Limited) *3	
	(0.2)	Kirin Holdings (Australia) (soft drinks category as Berri Limited) Adjustment amount of amortization of intangible assets	
	(1.1)	Kirin Holdings (Australia) (soft drinks category as Berri Limited) Amortization of goodwill *4	
	0.3	Soft drinks segment and others	

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Pharmaceuticals segment	3.0	FY2007 actual 13.0 => FY2008 forecast 16.0
	4.0	Kirin Pharma *5 Increase in marginal profit
	(0.8)	Kirin Pharma Increase in R&D expenses
	0.5	Decrease in administrative expenses at head office in accordance with the organizational change *1
	(0.7)	Kirin Pharma Increase in operating expenses and other

Others segment	(0.6)	FY2007 actual 4.3 => FY2008 forecast 3.7
	8.4	Kirin Holdings (Australia) (foods category in National Foods Limited) *3
	(2.6)	Kirin Holdings (Australia) (foods category in National Foods Limited) Adjustment amount of amortization of intangible assets
	(6.7)	Kirin Holdings (Australia) (foods category in National Foods Limited) Amortization of goodwill *4
	0.3	Others
Eliminations or Corporate	(6.7)	FY2007 actual (11.3) => FY2008 forecast (18.0)
	(7.8)	Increase of expenses that cannot be allocated to any division of the Company because of the organizational change *1, etc.
Increase in operating income	12.4	FY2007 actual 120.6 => FY2008 forecast 133.0

Non-operating income and expenses	(11.7)	
	(11.7)	Financial profit, net ((5.3) => (17.0))
	1.2	Equity in earnings of affiliates (Kyowa Hakko Kogyo 7.2 *6, and its amortization of consolidation difference equivalent (4.1) *4, Kirin-Amgen, Inc. (USA) (2.0) (increase in R&D expenses), etc.)
	(1.2)	Others
Increase in ordinary income	0.7	FY2007 actual 123.3 => FY2008 forecast 124.0

Special income and expenses	(5.0)	
	1.9	Loss of equity method investments for prior year
	(6.9)	Others (Gain on sales of fixed assets for prior years, etc.)
Minority interests and income taxes, etc.	(5.3)	
	1.0	Minority interests ((11.3) => (10.3))
	(6.3)	Income taxes
Decrease in net income	(9.7)	FY2007 actual 66.7 => FY2008 forecast 57.0

*1 The Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Groups management structure. Accordingly, please refer to "SEGMENT INFORMATION" on pages 27 for changes in classification of business segment and allocation method of operating expenses in the business segment information.

*2 As for 2007 actual result of operation of Lion Nathan Ltd., the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.
And because Lion Nathan Ltd. has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2007 as the forecast for the year ending December 31, 2008.

Exchange rate for overseas company	2007 Actual	2008 Forecast
Lion Nathan Ltd. (AUD)	¥96.72	¥95.00
National Foods Limited (AUD) *3	-	¥95.00
San Miguel Corporation (PHP) *7	¥2.51	¥2.50

*3 Kirin Holdings (Australia) Pty Ltd (fiscal year ended December) is a holding company including National Foods Limited, segment, Berri Limited., etc. as its subsidiaries. Regarding business segment of Kirin Holdings (Australia) Pty Ltd, Berri Limited and its subsidiaries are included in Soft Drinks Segment and foods division of National Foods Limited in other segment.

*4 Market value and others adapted to calculation of these figures are tentative.

*5 The figures shown are those of Pharmaceuticals segment of Kirin Brewery for the first half of 2007.

*6 The Company applies equity method since Kyowa Hakko Kogyo Co., Ltd. is affiliated company as of December 31, 2007.

*7 Since San Miguel Corporation has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2007 (12 months from October 2006 to September 2007) as the forecast for the year ending December 31, 2008.

(Reference Material)

1. Sales Details of Domestic Alcohol Beverages (Kirin Brewery Company, Ltd.)

	2006 Actual		2007 Actual		2008 Forecast	
Sales volume (year-on-year rate)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Beer	1,019	(5.6%)	1,001	(1.8%)	944	(5.7%)
Happo-shu	866	3.5%	824	(4.9%)	802	(2.7%)
New genre	492	39.6%	543	10.4%	609	12.0%
Subtotal	2,379	4.8%	2,369	(0.4%)	2,355	(0.6%)
RTD *	228	4.8%	200	(12.5%)	220	9.9%
Breakdown of sales (year-on-year rate)	¥ billions		¥ billions		¥ billions	
Beer	408.8	(5.8%)	402.5	(1.5%)	389.0	(3.4%)
Happo-shu	255.4	4.0%	243.1	(4.8%)	244.0	0.3%
New genre	124.3	44.6%	139.6	12.3%	160.0	14.6%
Subtotal	788.5	3.0%	785.4	(0.4%)	793.0	1.0%
RTD *	60.5	3.9%	53.2	(11.9%)	60.0	12.6%
Shochu, Whiskey, Spirits and Wines, etc.	36.0	3.4%	42.4	17.7%	52.0	22.5%

The above sales volume and sales include exports.

* Abbreviation of "Ready to Drink". It means low alcoholic beverages that people can drink directly from cans or bottles.
The RTD market mainly at *Can Chu-hi* is expanding in Japan.

2.Sales Details of Soft Drink Beverages (Kirin Beverage Group)

<Sales by Category (consolidated)>

(10,000 cases)

Soft drink beverages			2006 Actual		2007 Actual				2008 Forecast			
			Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year
Category	Tea drinks	Japanese Tea	3,389	18%	3,036	15%	(353)	90%	3,150	14%	114	104%
		Oolong Tea	396	2%	385	2%	(11)	97%	350	2%	(35)	91%
		Black tea	3,744	20%	3,789	19%	45	101%	3,900	17%	111	103%
		Sub-total	7,529	40%	7,210	36%	(319)	96%	7,400	33%	190	103%
	Functional drinks		932	5%	791	4%	(141)	85%	750	3%	(41)	95%
	Coffee		3,322	17%	3,481	17%	159	105%	3,800	17%	319	109%
	Fruit and vegetable juice		2,469	13%	2,810	14%	341	114%	3,000	13%	190	107%
	Carbonated beverage		671	3%	655	3%	(16)	98%	1,000	4%	345	153%
	Other		3,795	20%	4,585	23%	790	121%	5,970	26%	1,385	130%
	Domestic soft drink beverage market total		18,718	98%	19,532	97%	814	104%	21,920	96%	2,388	112%
Overseas markets	Overseas soft drink beverage market total		473	2%	714	3%	241	151%	980	4%	266	137%
Total	Soft drink beverages total		19,191	100%	20,246	100%	1,055	106%	22,900	100%	2,654	113%

<Sales by Container Type (consolidated)>

(10,000 cases)

Soft drink beverages			2006 Actual		2007 Actual				2008 Forecast			
Container Type	Category	Details	Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year
Cans	Can	Including bottle styled cans	4,104	21%	3,968	20%	(136)	97%	4,300	19%	332	108%
PET Bottles	Large-sized PET Bottles	2L	3,674	19%	3,958	20%	284	108%	4,500	20%	542	114%
		1.5L, 1L, 900ml, 750ml	1,431	7%	1,560	7%	129	109%	1,900	8%	340	122%
		Large-sized PET Bottles total	5,105	26%	5,518	27%	413	108%	6,400	28%	882	116%
	Small-sized PET Bottles	500ml	4,973	27%	5,134	26%	161	103%	6,100	27%	966	119%
		350ml or less	2,208	12%	2,601	13%	393	118%	2,700	12%	99	104%
		Small-sized PET Bottles total	7,181	39%	7,735	39%	554	108%	8,800	39%	1,065	114%
		PET Bottles total	12,286	65%	13,253	66%	967	108%	15,200	67%	1,947	115%
Other containers	One-way/Returnable bottles, paper, gifts, etc.		2,328	12%	2,311	11%	(17)	99%	2,420	10%	109	105%
Overseas markets	Soft drink beverages total		473	2%	714	3%	241	151%	980	4%	266	137%
All containers	Container total		19,191	100%	20,246	100%	1,055	106%	22,900	100%	2,654	113%

3. Sales Details of Pharmaceuticals (Kirin Pharma Company, Ltd.)

(¥ billions)

	2006 Actual	2007 Actual	2008 Forecast
ESPO®/ NESP®	40.2	41.7	41.4
GRAN®	15.7	15.2	14.2
Other sales	5.9	6.6	12.5

4. Results of operations by Major Listed Companies (Consolidated)

<2007 Actual>

(¥ billions)

	Sales	Operating income	Ordinary income	Net income	Consolidated Net income
Kirin Beverage Corporation (consolidated subsidiary)	400.5	15.6	-	-	-
Mercian Corporation (consolidated subsidiary)	103.3	0.8	0.8	0.4	0.2
Lion Nathan Ltd. (consolidated subsidiary)	190.2	*1 45.1	36.2	27.5	12.7
Adjustment amount of amortization of intangible assets		(6.9)	(6.9)	(6.9)	(3.2)
Amortization of goodwill		(4.0)	(4.0)	(4.0)	(3.2)
After adjustments of the above	190.2	34.1	25.2	16.5	6.2
San Miguel Corporation (Affiliated company) *2	593.2	45.4	38.9	28.7	* 5.7
Equity in earnings of affiliates *			* 5.7	5.7	5.7
Amortization of consolidation difference equivalent			(2.1)	(2.1)	(2.1)
After adjustments of the above			3.6	3.6	3.6

*1 As for information of the Lion Nathan Ltd., the Company reclassified certain amount of operating income and expenses into special income and expenses in the consolidated statements of income. The above figures are presented after reclassification.

*2 Regarding San Miguel Corporation, whose closing date is December 31, the figures are calculated based on financial results from October 2006 to September 2007.

<2008 Forecast>

(¥ billions)

	Sales	Operating income	Ordinary income	Net income	Consolidated Net income
Kirin Brewery Company, Ltd. (consolidated subsidiary) *1	914.0	56.0	-	-	-
Mercian Corporation (consolidated subsidiary)	104.0	2.2	2.1	0.9	0.4
Lion Nathan Ltd. (consolidated subsidiary) *2	186.8	44.3	35.6	27.0	12.4
Adjustment amount of amortization of intangible assets		(6.8)	(6.8)	(6.8)	(3.1)
Amortization of goodwill		(3.8)	(3.8)	(3.8)	(3.1)
After adjustments of the above	186.8	33.6	24.8	16.3	6.1
Kirin Beverage Corporation (consolidated subsidiary)	450.0	15.9	-	-	-
Kirin Pharma Company, Ltd. (consolidated subsidiary) *1	68.0	14.0	-	-	-
Kirin Holdings (Australia) Pty Ltd (consolidated subsidiary) *3	211.1	13.5	-	-	-
Adjustment amount of amortization of intangible assets		(2.8)			
Amortization of goodwill *4		(7.8)			
After adjustments of the above	211.1	2.9	-	-	-
San Miguel Corporation (affiliated company)	590.9	45.3	38.7	28.6	* 5.7
Equity in earnings of affiliates *			* 5.7	5.7	5.7
Amortization of consolidation difference equivalent			(2.1)	(2.1)	(2.1)
After adjustments of the above			3.6	3.6	3.6
Kyowa Hakko (affiliated company) *5	395.0	38.0	38.0	26.0	* 7.2
Equity in earnings of affiliates *			* 7.2	7.2	7.2
Amortization of consolidation difference equivalent *4			(4.1)	(4.1)	(4.1)
After adjustments of the above			3.1	3.1	3.1

*1 The amounts of Kirin Brewery and Kirin Pharma are non-consolidated.

*2 As for 2007 forecast of operation of Lion Nathan Ltd., the Company reclassified certain amount of non-operating expenses into special expenses in the consolidated statements of income. The above figures are presented after reclassification. And because Lion Nathan Ltd. has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2007 as the forecast for the year ending December 31, 2008.

*3 A holding company with National Foods Limited, Berri Limited, etc. as its subsidiaries.

*4 Market value and others adapted to calculation of these figures are tentative.

*5 The Company applies equity method since Kyowa Hakko Kogyo Co., Ltd. is affiliated company as of December 31, 2007. Consolidated forecast for the year ending March 2008 (from April 2007 to March 2008: As announced with the third quarter results for the year ending March 2008) is applied as the forecast for fiscal year 2008.

February 7, 2008

Position and Policies Concerning the Reduction of the Minimum Investment Unit

(English Translation)

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	(URL http://www.kirinholdings.co.jp/english/)
Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President & CEO
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

1. Position Concerning Reduction of the Number of Shares in An Investment Unit

Kirin Holdings Company, Limited recognizes the importance of expanding its shareholder base of individual investors and increasing the liquidity of its stock.

2. Policy for Reduction of the Number of Shares in An Investment Unit

The Company will continue to consider reducing the share trading unit for Kirin shares, taking into account factors such as overall costs and benefits and trends in the stock market.

February 7, 2008

Partial Amendments to the Articles of Incorporation

(English Translation)

KIRIN HOLDINGS COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan
(URL http://www.kirinholdings.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President & CEO
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

February 7, 2008 – At a meeting held today, the Board of Directors of Kirin Holdings Company, Limited ("Kirin") resolved to table a proposition, *Partial Amendments to the Articles of Incorporation*, at Kirin's 169th ordinary general meeting of shareholders scheduled for March 26, 2008. Details are as follows.

1. Reasons for the amendments

(1) In order to enhance the convenience of those wishing to inspect the Company's public notices and to increase public awareness of the accessibility of such notices, the Company will amend Article 4 of its Articles of Incorporation, which relates to methods of issuing public notices. Through this amendment, the Company will stipulate that public notices will be by electronic means, through publication on its Website. Furthermore, the Company will stipulate other methods of issuing public notices, in the event that unavoidable circumstances prevent it from issuing the notices electronically.

(2) To clarify that procedures related to the exercise of shareholders' rights will be stipulated in the Company's Share Handling Regulations (including rights to request the convocation of general meetings of shareholders and to present proposals at general meetings of shareholders), the Company will make the required amendments to Article 11 of its Articles of Incorporation.

2. Details of amendments

Details of the proposed amendments are provided on the attached reference pages.

3. Schedule

General meeting of shareholders to approve amendments to Articles of Incorporation:	Wednesday, March 26, 2008
Effective date of amendments to the Articles of	Wednesday, March 26, 2008

Incorporation:

[For reference: Details of proposed amendments]

(Amended text is shown underlined.)

Current Text	Proposed Text
(Methods of issuing public notices) Article 4. Public notices of the Company <u>shall be carried in the *Nihon Keizai Shimbun* published in Tokyo.</u>	(Methods of issuing public notices) Article 4. Public notices of the Company <u>shall be issued electronically. However, if for some unavoidable reason, such as an accident, it is unable to issue them electronically, the Company shall place the public notices in the *Nihon Keizai Shimbun*.</u>
(Share handling regulations) Article 11. The denominations of share certificates, handling relating to shares, and right to subscribe for new shares together with the fees therefore shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.	(Share handling regulations) Article 11. The denominations of share certificates, handling relating to shares, and right to subscribe for new shares together with the fees therefore<u>, and procedures for the exercise of shareholders' rights</u> shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.

Kirin Group 2008 Management Policy

Becoming a leading Food and Health company in Asia and Oceania

Tokyo, February 7, 2008—Kirin Holdings Company, Limited ("Kirin") today announced its management policy for 2008, the second year of the 2007—2009 Kirin Group Medium-term Business Plan, which has been developed as the first stage in realizing the Group's long-term business framework *Kirin Group Vision 2015* ("KV2015").

2007 marked Kirin's 100th year of business, and the Company shifted to a pure holding company structure as a foundation for Kirin Group's next 100 years. The year was one of active advance, with each of Kirin's businesses making steady progress and management making a number of enterprising decisions that resulted in the acquisition of Australian leading dairy and beverage producer National Foods Limited ("National Foods") and a strategic alliance with Kyowa Hakko Group ("Kyowa Hakko").

During 2008 Kirin will be aiming to build further momentum, with a growth strategy based on realizing synergies from the new alliances and continuing with measures to achieve a quantum leap in growth—by steadily improving performance within individual group companies while optimizing group synergies between them. Kirin is now operating with new partners in its drive to become a leading food and health company in Asia and Oceania, and is positioning 2008 as a year in which to pursue further active development.

Kirin Group's Medium-term Business Plan for 2007-2009 and Basic Strategy for 2008

The 2007—2009 Medium-term Business Plan

Qualitative targets

- Position KIRIN as a brand that symbolizes *trust* and *vitality* in all Kirin's business arenas
- Deliver the enjoyment of *food and health* through products and services in each operational area
- Contribute to the continuous development of a safe and amenable society, maintaining a strong reputation as a corporate group that values its coexistence with communities

Quantitative targets

	2009 target
Consolidated sales including liquor tax	¥2.15 trillion
Consolidated sales excluding liquor tax	¥1.7 trillion
Operating income	¥150 billion plus
Operating profit margin including liquor tax	7% plus
Operating profit margin excluding liquor tax	9%
ROE	7% plus

Basic strategy

1. Strengthen Kirin's business foundations and realize a quantum leap in growth

 (1) Create renewed growth in the domestic alcohol beverage business

(2) Move further toward becoming a comprehensive beverages group

(3) Internationalize Kirin's business

(4) Develop the health food and functional food business

(5) Accelerate growth in pharmaceuticals and leverage proprietary strengths to develop the agribio business·

2. Pursue a financial strategy that maximizes corporate value

3. Adopt a new group management structure

4. Raise KIRIN brand value and implement Kirin Group CSR

2008 Management Policy

Qualitative targets for 2008: As above for medium-term business plan

Quantitative targets for 2008

	2008 target	YoY change
Consolidated sales including liquor tax	¥2.10 trillion	16.6%
Operating income	¥133 billion	10.3%
Ordinary income	¥124 billion	0.5%
Net income	¥57 billion	(14.6%)

Note: Kirin plans to release revised 2007-2009 medium-term business plan quantitative targets in August 2008 at the time of its interim results announcement.

Basic strategy

1. Grow Kirin's core domestic alcohol and soft drinks businesses while pursuing a comprehensive beverages group strategy
2. In pharmaceuticals, create a structure for growth through the alliance with Kyowa Hakko
3. In health foods and functional foods, clearly define the business scope and use Group synergies to develop the business strategy
4. In Asia and Oceania, pursue growth as a leading food and health company, incorporating National Foods in an international business strategy
5. Pursue a financial strategy to maximize enterprise value
6. Clearly define Kirin Group CSR and actively engage in CSR-related activities

Specific initiatives

1. Continue developing the domestic alcohol and soft drink businesses

Kirin Group's business foundation is its domestic alcohol business, and in order to enhance this foundation in 2008, Kirin Brewery will meet the changing demands of customers and of the business environment by pursuing three main product portfolio objectives: strengthening core brands; enhancing the low-carbonhydrate category; and boosting overall demand. At the same time, Kirin will develop new alliances and Group synergies, such as the sales collaboration with Ajinomoto Co., Inc. and joint hops procurement with Lion Nathan of Australia. Mercian will support its aim of becoming the strong No. 1 in wine and processing liquors by pursuing a value-sales approach, and in its wine product strategy will focus on four areas: domestic daily wines; domestic fine wines; imported daily wines; and imported fine wines. Working together, Kirin Brewery and Mercian will develop Kirin's business foundation and comprehensive

beverages group strategy.

Kirin Beverage, as Kirin's core soft drinks business, is targeting the No. 2 position in the domestic market by focusing its initiatives in three areas: enhancing the Kirin brand portfolio, including opportunities identified in chilled beverages and high added value products; strengthening market expansion capabilities, such as by working with volume retailers and achieving increased exposure in vending machines; and pursuing effective area marketing, through group alliances.

Kirin will continue to develop its comprehensive beverage strategy in pursuit of group synergies. Key initiatives include joint materials procurement, shared manufacturing facilities, and integration of volume-store merchandizing and on-premise merchandizing through Kirin Merchandizing Company, Limited, and the drive for synergies will also include efforts to increase the network of on-premise customers, secure additional vending machine placement, and other such activities.

2. Strengthen and expand the pharmaceuticals business foundation

As Kirin Group develops its business scope in the areas of food and health by building on its expertise in fermentation and biotechnology, the pharmaceuticals business is being positioned to play a central role in developing medicines that contribute to health. Kirin Pharma is focusing its activities in the areas of kidney diseases, cancer (including blood cancers) and infectious diseases, while developing human antibody and cell medicine. The focus in 2008 will be to expand operations in the areas of renal disease and dialysis by strengthening sales of NESP, a long-acting erythropoiesis stimulating agent,, while launching REGPARA®, a new type of medicine for secondary hyperparathyroidism. Kirin Pharma will be working to enhance its product pipeline, and in addition to developing antibody medicine and cell medicine will be accelerating the formulation of specific initiatives to be undertaken through the alliance with Terumo Corporation.

Moreover, through the merger with Kyowa Hakko in October, Kirin aims to become global specialty pharmaceutical company based in Japan which contributes to health and well-being of people by utilizing the state-of-art biotechnology focused on antibody as a core.

3. Integrate Group's strengths and expertise to develop health food and functional food business

Kirin has defined the scope of the health food and functional food business as "all foods that customers consume for the benefit of their health", and has positioned the business as an area to be engaged in as a group-wide initiative. At Kirin, the 'food' element of the Group's commitment to undertaking business in the areas of food and health is viewed as the development of added value foods that make use of Kirin Group's expertise in fermentation and biotechnology, and is applicable to businesses in each of Kirin Group's areas—including alcohol beverages, soft drinks, foods, and seasonings. And amongst of those areas, Kirin widely positions health food and functional food business as the one which meets needs of, and proposes products to health-conscious customers. The health food and functional food business is therefore being approached through group-wide alliances between companies that handle food materials—including soft drinks, dairy products, functional foods, and seasonings businesses.

Kirin views the development of added value products that meet the needs of health-conscious consumers as an important area for R&D, and will prioritize the allocation of resources for initiatives through cooperation with Kirin Beverage Group (which includes Koiwhai Dairy Products and other companies) and group companies such as Nagano Tomato Co., Ltd., Kirin Yakult NextStage Co., Ltd., and Kirin Food-Tech Company, Limited. Kirin is also investigating food-related business integration with Kyowa Hakko in areas of shared activity outside of pharmaceuticals, with the aim of enhancing Kirin Group's capabilities.

At the end of 2007, Kirin acquired all outstanding shares in National Foods Limited, Australia's leading dairy product and beverage producer, and this company will be a key operating business in Kirin's aim to develop its health food and functional food business.

(4) Drive forward Kirin's international business strategies

Kirin aims to generate 30% of its sales from overseas by 2015, and in working toward this will seek to increase the presence of the Kirin Group in the business arena of food and health, particularly in Asia and Oceania. In alcohol beverages, Kirin will enhance its strategic business alliances with Lion Nathan (Australia) and San Miguel (the Philippines), and in China will strive to develop business more efficiently in Kirin's three target regions of China (the Yangtze River Delta, the Pearl River Delta, and the three northeast provinces). Kirin Brewery (Zhuhai) Co., Ltd. which has recently set up a new plant, with maximum production capacity of 200,000kl will along with other locations serve as the operations base, with Kirin (China) Investment Co., Ltd., based in Shanghai, as the holding company responsible for the Group's operations in the region. Kirin also positions formulation and advancement of the Group's strategies on alcohol beverages, soft drinks and food businesses in China, including its comprehensive beverages strategy, as a role of Kirin (China) Investment Co., Ltd., and intends to strengthen its functions.

In soft drinks, Kirin intends to harness the Group's strong production technologies and hit product *Gogono-Kocha Milk Tea* to expand its business, with a focus on China. In Vietnam, which is increasingly in the spotlight as a growth market, Kirin is proceeding with preparations for the establishment of Vina Acecook Kirin Beverage Co., Ltd., a joint venture between Kirin Beverage Corporation and Ace Cook Co., Ltd..

National Foods Limited aims to expand its business in Asia and Oceania, and is proceeding with strengthening its business base in the business arena of 'food and health', including the health foods and functional foods business. It is exploring ways to generate procurement synergies with Lion Nathan. Kirin Food-Tech Company, Limited plans to start production this spring at a new plant in Indonesia for production of the *Ribotide* brand of nucleotide umami seasonings through its PT Kirin Miwon Foods joint venture. After production commences, it will pursue business in Asia and Oceania and globally, with Singapore positioned as its distribution hub. Furthermore, by establishing and starting sales in July at a new sales company in China (Kirin Food-Tech Shanghai Co., Ltd.), Kirin intends to increase the scale of its seasonings and food ingredients business.

In pharmaceuticals, Kirin is exploring the possibility of expanding its business in ASEAN countries following Thailand and Singapore, and aims to enhance its development pipeline in the United States. In agribio, Kirin is strengthening its business base in collaboration with Group companies throughout the world, focusing particularly on the seedling business for floriculture and potatoes.

(5) Pursue a financial strategy that maximizes corporate value

Kirin aims to maximize corporate value, and will continue to adopt a financial strategy that places a firm emphasis on shareholders and enables a quantum leap in growth. The Company's policy with regard to returns to shareholders is based on providing stable dividends. From 2007 Kirin adopted a new payout ratio framework of '30% plus' on a consolidated basis, and Kirin aims to increase dividend payments in line with improvements in Kirin's actual profit levels. From 2008 on, Kirin will strive to increase dividend levels, after taking into account the impact of goodwill and so forth as a result of business investment undertaken to achieve a quantum leap in growth. In addition, Kirin will continue to review its asset holdings with the aim of streamlining its total assets, while basing consideration of treasury share purchases on careful consideration of Kirin's financial position.

Kirin aims to improve capital efficiency, principally using interest-bearing debt to fund business investments required to achieve a quantum leap in growth.

(6) CSR at Kirin Group

Kirin sees its corporate social responsibility as pursuing initiatives to maintain the trust of society. In CSR, key tasks include ensuring even stricter compliance and promoting risk management as the basis of internal control, and strengthening quality control systems with the objective of ensuring the delivery of safe and secure food products. As a manufacturer of alcohol beverages, Kirin's initiatives also include raising awareness with regard to responsible drinking and the prevention of problems associated with alcohol. Kirin aims to maintain workplaces where all employees can work with vitality, by developing Kirin-style affirmative action that takes into account human resource diversity, particularly with respect to the situation of women through the activities of Kirin Women's Network.

Kirin positions environmental initiatives, support for sports and revitalization of food culture as initiatives in which it can contribute to resolving social problems using the Group's strengths, and is actively promoting two-way communication with customers in these areas. With regard to the environment, Kirin aims to continue to pursue CO_2 reduction initiatives and activities to protect water resources through forest preservation. Kirin is proceeding with research on energy use and bioethanol using the Group's strengths in fermentation and biotechnology, and contributing to prevention of global warming. Sports support will focus on supporting Japan's National Soccer Team, and will also include support for the Japanese athletes participating in the Beijing Olympics. In food culture revitalization, initiatives will be led by the Kirin Institute of Food & Lifestyle, and will include information dissemination and value proposals with the objective of achieving a rich food culture, based particularly on the theme of fermentation, and using expertise, surveys

and research unique to Kirin Group in the business arena of food and health.

Kirin will continue social contribution activities such as those of the United Nations University Kirin Project, and plans to offer an original soccer program for providing emotional education, conveying the importance of food and so forth, and a participation-style program for teaching about the wonders of fermentation and biotechnology.

Kirin Group will constantly seek to nurture close bonds with its customers and offer the happiness of food and health, based on its marketing slogan *oishisa wo egao ni—taste that makes you smile.*

For further information please contact:
Corporate Communications & IR Group
Kirin Holdings Company, Limited
Tel: 03 5540-3455
Kirin Holdings website: http://www.kirinholdings.co.jp/english/

Group Organizational Structure


Kirin Holdings
As of January 2008
*Equity method affiliates
Operating companies
Kirin Brewery
Mercian Corp.
Lion Nathan
Kirin (China) Investment
San Miguel*
Kirin Beverage
Kirin Food-Tech
Kirin Yakult NextStage
Nagano Tomato
National Foods
Coca-Cola Bottling Company of Northern New England, Inc.
Kirin Pharma
Kyowa Hakko Kogyo*
Kirin-Amgen*
Kirin Agribio
Kirin Business Expert
Kirin Business System
Kirin Real Estate
Separate service companies
Contributing companies
Kirin Pharma USA, Bai-Ichi Kirin Yakuhin, etc.
Alcohol
Soft drinks/ Foods
Pharmaceuticals
Other

(Note) This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Stock Code 2503
March 4, 2008

To Our Shareholders:

Convocation Notice of the 169th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please be advised that the 169th Ordinary General Meeting of Shareholders of the Company will be held as set forth below. You are cordially requested to attend the Meeting.

Yours very truly,

Kazuyasu Kato
Representative Director and President

Kirin Holdings Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

If you do not plan to attend the Meeting, you may exercise your voting rights in either of the following ways. Please review the accompanying "Reference Documents for the General Meeting of Shareholders" and exercise your voting rights by 5:30 p.m., March 25, 2008 (JST):

Exercise of voting rights via postal mail:

Please indicate your approval or disapproval of the propositions on the enclosed voting form and return the form to us via postal mail by the above-mentioned exercise period (deadline).

Exercise of voting rights via the Internet:

[Translation omitted. Applicable for Japanese language only]

Details of the Meeting

1. Date and Time:

March 26, 2008, (Wednesday) at 10:00 a.m.

2. Place:

Convention Hall, B2, The Prince Park Tower Tokyo
8-1, Shiba Koen 4-chome, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1) Report on the business report, the consolidated financial statements and the results of the audit of the consolidated financial statements by the Independent Auditors and Board of Corporate Auditors for the 169th business term (from January 1, 2007 to December 31, 2007).
2) Report on the financial statements for the 169th business term (from January 1, 2007 to December 31, 2007).

Matters to be voted on:

Proposition No. 1:	Dividend and disposition of surplus
Proposition No. 2:	Partial amendments to the Articles of Incorporation
Proposition No. 3:	Election of nine (9) Directors
Proposition No. 4:	Election of one (1) Corporate Auditor
Proposition No. 5:	Presentation of bonuses to corporate officers

4. Exercise of Voting Rights

In the case votes both via postal mail and via the Internet (double-vote) are received, the Internet vote will be considered as the valid vote.
When exercising voting rights via the Internet, it is possible to vote multiple times, and in such cases, the last vote will be considered as the valid vote.

Please present the Voting Rights Exercise Form enclosed herewith to the reception of the meeting place if you are to exercise your voting rights at the Meeting.

If any changes are required in the "Reference Documents for the General Meeting of Shareholders," business report, financial statements and consolidated financial statements, the changes will be posted on the Company's website (Investor Relations) located at (http://www.kirinholdings.co.jp/english/ir/).

(Attached documents)

BUSINESS REPORT

(For the period from January 1 to December 31, 2007)

1. Overview of Kirin Group business activities

(1) Kirin Group developments and results of business activities

The Japanese economy expanded moderately on the whole during fiscal year 2007, benefiting from continued strength in capital investment, which was boosted by robust growth in corporate profitability and exports. Consumer spending also rose steadily due to a modest upturn in employee incomes. At the same time, however, sharp increases in the price of oil and raw materials, as well as the 2007 subprime mortgage financial crisis, contributed to a sense of uncertainty about the future.

In this environment, Kirin Group designated the three-year period from 2007 to 2009 as Stage I of its long-term management vision, *Kirin Group Vision 2015* "KV2015." In the fiscal year under review, the first year of this initial stage of the plan, the Group transitioned to a pure holding company structure aiming to develop more dynamic business operation. The Group conducted investments aiming to achieve a quantum leap in growth and made major strides toward building a new Kirin Group, as exemplified by its strategic alliance with Kyowa Hakko Group and its acquisition of all the shares of National Foods Ltd. (a dairy products and beverages company with the largest market share in Australia).

The Group recorded increased sales during the year under review, due in part to its consolidation of Mercian Corporation's results. Despite the significant impact of spiking prices of raw materials for alcohol beverages and soft drinks, it also reported higher operating income due to contributions from its fast-growing overseas alcohol beverages business and to efforts by the Group companies to reduce costs. Net income also increased, as a result of both the foregoing reasons and the selling of land held by the Group.

	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales..................................	¥1,801.1	8.1%
Operating income..........................	¥120.6	3.7%
Ordinary income...........................	¥123.3	2.1%
Net income	¥66.7	24.7%

Sales and operating income by business division

Division	Total sales	Percentage increase (decrease) compared to the previous term	Operating income	Percentage increase (decrease) compared to the previous term
Alcohol Beverages Business	¥1,189.4 billion	8.2%	¥96.5 billion	11.6%
Soft Drinks Business	¥411.2 billion	4.7%	¥17.9 billion	(8.7%)
Pharmaceuticals Business	¥69.9 billion	4.0%	¥13.0 billion	7.9%
Other Businesses	¥130.5 billion	22.4%	¥4.3 billion	677.5%
Subtotal	¥1,801.1 billion		¥131.9 billion	
(Elimination and unallocatable costs)	–		(¥11.3 billion)	
Total	¥1,801.1 billion	8.1%	¥120.6 billion	3.7%

(Notes) 1. Sales of each business division indicate the sales to unaffiliated customers.

2. Changes occurring during the fiscal year under review as a result of the Company's transition to a pure holding company structure on July 1, 2007

(1) The Company changed its methods of categorizing operations from an approach based on "types and properties of products" to an approach based on "management and control that take into account the types and properties of products," which is more appropriate to the Company's newly adopted group management structure. In the fiscal year under review, therefore, engineering, logistics and other operations were transferred from its Other Business Divisions to its Alcohol Beverages Business Division, where these activities will be managed as ancillary operations closely related to the Alcohol Beverages business. Comparison to the previous term of sales and operating income by business division are calculated by reclassifying the actual results of the previous term according to new business segment classification.

(2) Previously, the Company's indirect department costs were allocated to each business division based on sales criteria. After the Group's transition to a pure holding company structure, they were included in unallocatable costs as group management costs accrued at the Company that is the Group's holding company.

Breakdown by business division



Pharmaceuticals
3.9%
Others
7.2%
Soft Drinks
22.8%
Total sales
Alcohol
Beverages
66.0%



Others
3.3%
Pharmaceuticals
9.9%
Soft Drinks
13.6%
Operating income
Alcohol
Beverages
73.2%

Alcohol Beverages Business Division

Kirin Group is aiming to establish a comprehensive alcohol beverages business structure. As a major step forward in this regard, Kirin Brewery Co., Ltd. (which took over the domestic alcohol beverages business from the Company in July 2007) began operating under a new arrangement with Mercian Corporation on July 1, 2007, aimed at enhancing efficient operation. Under the arrangement, Kirin Brewery will focus on RTD* and *shochu* products while Mercian will specialize in wines. The new structure is expected to utilize each company's strength as well as to generate synergies through the sharing of sales and logistics infrastructure.

> * RTD: an acronym for "Ready to Drink"; RTD products are premixed low alcohol beverages that can be drunk straight from the can or bottle.

The aggregate market for beer, *happo-shu* and new-genre products declined in size, reflecting the impact of Japan's declining birthrate and aging population and an increasing diversification of tastes. In this environment, Kirin Brewery reported a slightly lower sales volume compared to the previous year.

In the beer category, Kirin Brewery released "*Kirin the Gold*," its first new proposal for a mainstay beer product in 17 years. By introducing a new taste in beer, Kirin Brewery endeavored to invigorate the beer market and succeeded to increase the unit sales of canned beer. Sales of two *happo-shu* products, "*Tanrei Green Label*" and "*Tanrei Alpha,*" also increased from the previous year, spurring further growth in the rapidly expanding market for products with lower carbohydrates. In the new-genre segment, Kirin Brewery launched "*Kirin Ryoshitsu Sozai*" and "*Kirin Sparkling Hop*" to supplement its mainstay "*Kirin Nodogoshi Nama.*" This enabled it to achieve a double-digit growth in the volume of sales in this category, exceeding the industry's rate of growth.

In the RTD market, Kirin Brewery launched "*Kirin Cocktail Sparkle*" into the growing cocktail segment. Along with the market-leading "*Kirin Chu-hi Hyoketsu,*" this product generated a very favorable response from customers. The new arrangement with Mercian brought a number of products such as the "*Honshibori Chu-hi*" and "*Gyugyutto Shibotta*" brands under Kirin Brewery's control, giving it a broader and deeper product lineup.

As epitomized by the "*Erabō Nippon no Umai!*" campaign, Kirin Brewery further enhanced the sales promotion deeply rooted in local markets and consumers, as well as development-and-proposal-oriented marketing. Meanwhile, Kirin Brewery continued to abide by its voluntary guidelines and facilitated a fair trade environment.

Mercian started cooperating with Kirin Brewery in the areas of sales and R&D. Its brand portfolio has expanded from the transfer of Kirin's wine business, and we are beginning to see results also from actively cooperating together on sales and marketing.

During the fiscal year under review, profitability continued to be impacted by sharply rising prices for raw materials—aluminum, cartons, malt and corn—and by higher oil prices.

Kirin Group's principal market in the overseas alcohol beverage business comprises Asia and Oceania. During the year under review, Lion Nathan Ltd., an Australian subsidiary, recorded its profit growth in eight consecutive years on the back of strong sales of premium beers. In November, Kirin Brewery (Zhuhai) Co., Ltd. of China completed construction of an environmentally advanced new plant incorporating leading-edge technologies from Japan. This plant has twice the production capacity of the former plant.

Soft Drinks Business Division

Kirin Beverage Co., Ltd. has launched a medium-term business plan that designates the three-year period from 2007 to 2009 as "Three years to establish a new competitive position." During the fiscal year under review, the first year of this planning period, Kirin Beverage carried out a number of initiatives aimed at sustaining its competitiveness and at strengthening the operating foundation that will contribute to medium- and long-term growth.

On the product front, Kirin Beverage conducted the active core-brand centered promotion by broadening and deepening its product lineups for "*Kirin Namacha,*" "*Kirin Gogono-kocha*"*and* "*Kirin Fire*" while promoting the sales activities for "*Volvic*" mineral water and "*Kirin Alkali-Ion-no-Mizu.*" It also developed a number of new high-value-added products and introduced them to the market in an effort to generate new demand.

In regard to sales and marketing, Kirin Beverage reported a substantially higher sales volume over the previous year, after incorporating a total marketing approach that integrates the product policies and sales promotion activities to tailor the characteristics of individual markets.

In overseas, Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd. of China began production of "*Kirin Gogono-kocha Milk Tea in 500 ml PET Bottles,*" a product that generated exceptionally strong sales immediately after launch. Kirin Beverage also entered into a basic agreement with Ace Cook Co., Ltd. to establish a joint venture in Vietnam during 2008 to produce and sell soft drinks in fast-growing market of Vietnam.

Pharmaceuticals Business Division

In pharmaceuticals business, Kirin Pharma Co., Ltd. (which took over the pharmaceuticals operations from the Company in July 2007) is now positioned to make significant advances in its business. In July, it introduced a long-acting erythropoiesis stimulating agent, "*NESP Injection Syringe,*" to the market. Marketing appeals to health-care professionals, which stress the product's newness and usefulness, have led to a steady increase in use of *NESP* by dialysis clinics. In October, Kirin Pharma has received approval for the manufacture and sale of "*REGPARA Tablets,*" a drug used for secondary hyperparathyroidism during dialysis.

In October, Kirin Group announced the formation of a strategic alliance with Kyowa Hakko Group under which the pharmaceuticals businesses of the two groups will be combined. Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma both have strength in biotechnology, which will provide the basis for constructing a global top-class, research and development-oriented life science company from Japan.

Meanwhile, Kirin Pharma entered into a worldwide licensing agreement with Astellas Pharma Inc. on a fully human anti-CD40 antagonistic monoclonal antibody created by Kirin Pharma. Kirin Pharma also entered into a basic agreement with Terumo Corporation for the establishment of business and capital alliance aimed at strengthening their current collaboration in R&D and manufacturing of prefilled syringe preparations and integration of the two companies' drug discovery technologies.

Other Businesses Divisions

The joint venture corporation formed by Kirin Food-Tech Co., Ltd., a manufacturer of seasonings and food additives, and Daesang Corporation of South Korea completed construction of nucleotides seasonings plant in Indonesia.

The Company acquired all the shares of National Foods Ltd., the leading dairy products and beverages company in Australia at the end of 2007, and with this acquisition has expanded its business base in Oceania in the area of food and health.

Kirin Agribio Co., Ltd. took steps to establish the Kirin brand in the flower, seed and seedling business by setting up "Flower Products Development Center" in Hamamatsu City, Shizuoka Prefecture.

(2) Future challenges for Kirin Group

Kirin Group formulated the 2008 Management Policy based on the "2007-2009 Kirin Group Medium-Term Business Plan (KV2015 Stage I)." The Group will continue to focus on further enhancing corporate and brand value.

2008 Management Policy
1. Promote a comprehensive beverage group strategy along with creating solid growth for the core domestic alcohol beverages and soft drinks businesses.
2. Establish a structure for growth in the pharmaceuticals business under the alliance with Kyowa Hakko Kogyo Co., Ltd.
3. Clarify the field of business activities in the area of the health and functional food, and develop and command a business strategy leveraging group dynamics.
4. Develop and command a global business strategy in Asia and Oceania aimed at becoming a leading company in the area of food and health, now together with National Foods Ltd.
5. Promote a financial strategy that maximizes corporate value.
6. Define and proactively implement Kirin Group CSR activities.

Based on the policy, Kirin Group will endeavor to build a firm business foundation by dealing successfully with the following prioritized issues.

Alcohol Beverages Business Division

- In the domestic alcohol beverages market, at Kirin Brewery Co., Ltd. will press on with efforts to achieve the three goals of the 2008 product strategy, namely "strengthening mainstay products," "strengthening products with lower carbohydrates" and "increasing total demand" to respond to customer needs and to adapt to changes in the market environment.
- In terms of mainstay products, Kirin Brewery will strengthen its core brands through renewals of beer product "*Kirin The Gold,*" *happo-shu* product "*Kirin Tanrei Nama*" and a new genre product "*Kirin Nodogoshi Nama.*" Then, in response to health-conscious consumers, renewing "*Tanrei Green Label*" and subsequently launching the new low-calorie, carbohydrate-free* product, "*Kirin ZERO*" in the *happo-shu* category.

  * Low-calorie: a designation placed on the labels of product with not more than 20 kilocalories per 100 ml (based on nutrition labeling standards).

  Carbohydrate-free: a designation placed on the labels of products containing less than 0.5 grams of carbohydrates per 100 ml (based on nutrition labeling standards).
- As the market environment for alcohol beverages changes in response to the declining birthrate and ageing population, we will endeavor to increase total demand through product renewals and expansion of product lineups in two areas: the RTD market, where demand is expected to grow among customers in their 20s and 30s; and the *shochu* market, where there is untapped demand.

- With respect to sales and marketing, we will strengthen the capacity for development-and-proposal-oriented marketing by promoting activities that connect to consumers in local markets and by developing a sales promotion campaign linked to the Beijing Olympics. In addition, by extending the open pricing system to Japanese and Western liquor, we will continue making efforts to facilitate a fair trade environment.
- We will carry through price revisions for beer, *happo-shu* and new-genre products. While recognizing that cost-cutting efforts must continue, the sharp increases in the prices of raw materials and oil have reached a point where corporate efforts alone is insufficient as a solution to this serious situation.
- At Mercian Corporation, 2008 is the first year for the medium-term business plan. Mercian will aim for a definite No. 1 position in the wine business and processing liquors business, leveraging maximized group synergies and enhancing the strategic value propositions for domestic and imported daily and fine wine.
- We will press forward with efforts to develop a comprehensive alcohol beverages business by promoting closer collaboration between Kirin Brewery and Mercian.
- In the international arena, we will continue to strengthen the beer business in Asia and Oceania. In China, the Group will enhance more efficient business operations by utilizing the additional capacity provided by Kirin Brewery (Zhuhai) Co. Ltd.'s new plant. In Australia, Lion Nathan Ltd. will aim to pursue the largest capital investment program in its history in order to rebuild its manufacturing capabilities; and will establish a close collaborative relationship with J. Boag & Son, the premium brewer, which Lion Nathan agreed to acquire in 2007.

Soft Drinks Business Division

- Kirin Beverage Co., Ltd. will continue pursuing a strategy focused on core brands while proactively proposing new products. Under "Team Kirin" concept, Kirin Beverage will, together with Kirin Brewery, promote sales activities deeply committing to the local market, and aim to expand the sales channels by increasing the number of vending machines.
- In China, Kirin Beverage will take steps to ensure further penetration and expansion of sales of "*Kirin Gogono-kocha Milk Tea in 500ml PET Bottles.*" In Vietnam, by combining the sales network of Ace Cook Co., Ltd. with the product development capabilities of Kirin Beverage, we aim to launch high-quality, high-value-added beverages in the extremely fast-growing Vietnamese market—through Vina Kirin Acecook Beverage Co., Ltd. the joint venture scheduled for establishment in 2008.

Pharmaceuticals Business Division

- As to the strategic alliance of Kirin Group and Kyowa Hakko Group, the Group aims to carry out a smooth, expeditious integration of the two groups' pharmaceuticals businesses. In October 2008, a new company, Kyowa Hakko Kirin Co., Ltd. will emerge resulting from merger of Kyowa Hakko Kogyo Co., Ltd. With the leading technologies in the field of antibody drugs, and as a Japan-based global "specialty pharmaceuticals company" (a specialized, R&D-oriented pharmaceuticals company) in the fields of cancer, renal and immunological diseases, this new company will continuously develop innovative new drugs while accelerating the

speed of the development for both the domestic and international markets, where fierce competition is growing.

- While aiming to penetrate market with the anemia drug, *"NESP Injection Syringe,"* released in 2007, Kirin Pharma will launch *"REGPARA Tablets,"* a treatment for secondary hyperparathyroidism during dialysis and will contribute to progress in dialysis treatment.

Other Businesses Divisions

- In health and functional foods, we define the domain identity as "all foods that customers take with health consciousness," and make efforts to strengthen this business.
- At National Foods, the leading dairy products and beverages company in Australia, we aim for further business development in Asia and Oceania, as well as enhancing the business foundation in the area of food and health, which includes health and functional foods.
- Kirin Food-Tech Co., Ltd. will begin full-scale operations at the plant in Indonesia where nucleotides seasonings are manufactured.
- Kirin Agribio Co., Ltd. will continuously engage in R&D for high-value-added products by enhancing breeding and product development capabilities as well as seed and seedling production technologies.
- Under the alliance with Kyowa Hakko Group, the Company will optimize its business structure at the earliest timing possible to maximize the enterprise value and aiming to achieve growth in business other than pharmaceuticals.

Implementing CSR

Kirin Group seeks to earn the trust of society by implementing thorough compliance and risk management measures, and by fulfilling a variety of roles that contribute to the creation of a sustainable society. The Group's CSR initiatives include efforts to enhance product quality to ensure the safety and security of foods, to raise public awareness concerning appropriate alcohol consumption. In the environmental arena, it has been implementing a number of measures to combat global warming, including measures involving energy use based on fermentation techniques and biotechnology; The Group also conducts the "Kirin Forest Reservoir Project," which contributes to forest cultivation in watersheds that supply the Group's breweries across Japan. In the area of sports, Kirin Brewery and Kirin Bevarage support the Japan National Football Team as its official sponsors. Furthermore, Kirin Brewery continues to support the Japanese Olympic Delegation as an official beer partner of JOC. Furthermore, the Group is also fully behind efforts to promote a food culture that fosters the happiness of food and health and, with the Kirin Institute of Food and Lifestyle, the Group is promoting new lifestyles and next-generation values related to food.

In the spirit of its Group slogan, *"Oishisa wo Egao ni" (Good taste makes you smile)*, Kirin Group will seek to stand beside its customers, develop diverse bonds with them, and share the happiness of food and health.

Kirin Group is grateful for the continued support of its shareholders.

(3) State of assets and income of Kirin Group

Item	166th term (Jan. 1, 2004 – Dec. 31, 2004)	167th term (Jan. 1, 2005 – Dec. 31, 2005)	168th term (Jan. 1,2006 – Dec. 31, 2006)	169th term (Jan. 1,2007 – Dec. 31, 2007)
Sales	¥1,654,886 million	¥1,632,249 million	¥1,665,946 million	¥1,801,164 million
Operating income	¥109,392 million	¥111,708 million	¥116,358 million	¥120,608 million
Ordinary income	¥106,562 million	¥114,881 million	¥120,865 million	¥123,389 million
Net income	¥49,099 million	¥51,263 million	¥53,512 million	¥66,713 million
Net income per share	¥50.58	¥53.23	¥55.98	¥69.86
Net assets	¥858,615 million	¥972,601 million	¥1,043,724 million	¥1,099,555 million
Net assets per share	¥888.65	¥1,016.74	¥1,040.44	¥1,104.83
Total assets	¥1,823,790 million	¥1,937,866 million	¥1,963,586 million	¥2,469,667 million

(Note) Effective from the 168th term, the Accounting Standards Board of Japan (ASBJ) Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (December 9, 2005) and ASBJ Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (December 9, 2005) have been applied.

Consolidated sales


(¥,billion)
1,500
1,000
500
166th term 167th term 168th term 169th term

Consolidated operating income


(¥,billion)
100
50
166th term 167th term 168th term 169th term

Sales and operating income results by business division are as follows:

Sales

Division	166th term (Jan. 1, 2004 – Dec. 31, 2004)	167th term (Jan. 1, 2005 – Dec. 31, 2005)	168th term (Jan. 1, 2006 – Dec. 31, 2006)	169th term (Jan. 1, 2007 – Dec. 31, 2007)
Alcohol Beverages Business	¥1,053,291 million	¥1,019,347 million	¥1,099,308 million	¥1,189,478 million
Soft Drinks Business	¥372,392 million	¥380,177 million	¥392,729 million	¥411,254 million
Pharmaceuticals Business	¥62,702 million	¥67,605 million	¥67,245 million	¥69,909 million
Other Businesses	¥166,500 million	¥165,118 million	¥106,664 million	¥130,522 million
Total	¥1,654,886 million	¥1,632,249 million	¥1,665,946 million	¥1,801,164 million

Operating income

Division	166th term (Jan. 1, 2004 – Dec. 31, 2004)	167th term (Jan. 1, 2005 – Dec. 31, 2005)	168th term (Jan. 1, 2006 – Dec. 31, 2006)	169th term (Jan. 1, 2007 – Dec. 31, 2007)
Alcohol Beverages Business	¥69,721 million	¥75,666 million	¥86,510 million	¥96,563 million
Soft Drinks Business	¥22,751 million	¥19,370 million	¥19,714 million	¥17,992 million
Pharmaceuticals Business	¥12,142 million	¥14,248 million	¥12,044 million	¥13,001 million
Other Businesses	¥7,866 million	¥4,419 million	¥561 million	¥4,366 million
Subtotal	¥112,481 million	¥113,704 million	¥118,830 million	¥131,924 million
Elimination and unallocatable costs	(¥3,089) million	(¥1,995) million	(¥2,472) million	(¥11,316) million
Total	¥109,392 million	¥111,708 million	¥116,358 million	¥120,608 million

(Notes) 1. Sales of each business division indicate the sales to unaffiliated customers.

2. Changes occurring during the fiscal year under review as a result of the Company's transition to a pure holding company structure on July 1, 2007

(1) After reassessing its methods of categorizing operations, the Company changed from an approach based on "types and properties of products" to an approach based on "considerations of management and control that take into account the types and properties of products," which is more appropriate to the Company's newly adopted group management structure.

In the fiscal year under review, therefore, the Group shifted engineering, logistics and other operations from its Other Businesses Divisions to its Alcohol Beverages Business Division, where these activities will be managed as ancillary operations closely related to the Alcohol Beverages business. For comparison with the fiscal year under review, the actual results for the previous year are presented after reclassification.

(2) Previously, the Company's indirect department costs were allocated to each business division based on sales criteria. After the Company's transition to a pure holding company structure, however, they were included in unallocatable costs as group management costs arising at the Company that is the Group's holding company.

(4) Kirin Group plant and equipment investment

Consolidated plant and equipment investment for the term under review amounted to ¥66.8 billion on a payment basis, an increase of ¥6.9 billion compared to the previous term.

Major facilities completed during the term under review and under construction or contemplation as of the end of the term are as follows:

1) Major facilities completed during the term under review

Business Division	Company Name	Details of the Plant and Equipment Investment
Soft Drinks Business	Kirin Beverage Co., Ltd.	Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines

2) Major facilities under construction or contemplation as of the end of the term under review

Business Division	Company Name	Details of the Plant and Equipment Investment
Alcohol Beverages Business	Kirin Brewery Co., Ltd.	Shiga Plant – Partial demolition and construction of brewing facilities of beer and *happo-shu*, etc. Yokohama Plant – Improvement of brewing facilities of beer and *happo-shu*, etc.
Soft Drinks Business	Kirin Beverage Co., Ltd.	Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines
Other Businesses	Kirin Holdings Co., Ltd.	Former Amagasaki Plant Site – Commercial complex development project

(5) Kirin Group financing

The aggregate amount of loans payable, including bonds, was ¥609.8 billion as of the end of the fiscal year under review. This was an increase of ¥368.7 billion compared to the end of the previous term.

Main financing for the fiscal year under review was ¥308.2 billion in short-term loans by the Company from financial institutions. These funds were raised for the purchase of the shares of Kyowa Hakko Kogyo Co., Ltd. through tender offer and the acquisition of National Foods Ltd. in Australia.

〔The information hereunder is as of December 31, 2007, unless noted otherwise.〕

(6) Description of the main businesses of Kirin Group

The main businesses of Kirin Group are the production and sale of alcohol beverages, soft drinks, pharmaceuticals, and other products. The principal products by business division are as follows:

Business Division	Principal products
Alcohol Beverages	Beer, *Happo-shu*, New-genre, *Shochu*, Wine, Liquors, etc.
Soft Drinks	Soft drinks, etc.
Pharmaceuticals	Prescription medicine

(7) Major business offices, plants, etc. in Kirin Group

1) Kirin Holdings Company, Limited

Head Office: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
Research Institute: Central Laboratories for Frontier Technology (Yokohama, etc)

2) **Major subsidiaries**

Business Division	Company Name	Major centers	
Alcohol Beverages	Kirin Brewery Co., Ltd.	Head Office Branch Office Plant Research Institutes	Chuo-ku, Tokyo 7 Regional Sales & Marketing Divisions including Metropolitan Regional Sales & Marketing Division (Chuo-ku, Tokyo) 11 Plants including Yokohama Plant (Yokohama) Research Laboratories for Brewing, Research Laboratories for Packaging (Yokohama)
	Mercian Corp.	Head Office Branch Office Plant	Chuo-ku, Tokyo 3 Sales Headquarters including Eastern Japan Sales Headquarters (Chuo-ku, Tokyo) 6 Plants including Fujisawa Plant (Fujisawa)
	Lion Nathan Ltd.	Head Office	Sydney, New South Wales, Australia
	Kirin (China) Investment Co., Ltd.	Head Office	Shanghai, China
Soft Drinks	Kirin Beverage Co., Ltd.	Head Office Branch Office Plant Research Institutes	Chiyoda-ku, Tokyo 2 Area Divisions and 9 Branches including Kanto Metropolis Area Division (Chiyoda-ku, Tokyo) Shonan Plant (Samukawa-machi, Koza-gun, Kanagawa), Maizuru Plant (Maizuru) Research and Development Laboratory (Yokohama)
Pharmaceuticals	Kirin Pharma Co., Ltd.	Head Office Branch Office Plant Research Institutes	Shibuya-ku 9 Branches including Tokyo Branch (Shibuya-ku, Tokyo) Takasaki Plant (Takasaki) 4 Laboratories including Discovery Research Laboratories (Takasaki)

(8) Employees of Kirin Group

Division	Number of employees (persons)
Alcohol Beverages Business	12,954 [4,134]
Soft Drinks Business	5,219 [1,128]
Pharmaceuticals Business	1,607 [1]
Other Businesses	7,507 [214]
Administration	256 [0]
Total	**27,543 [5,477]**

(Notes)
1. The number of employees indicates the number of employees currently on duty.
2. The yearly average number of temporary employees is separately indicated in brackets.
3. The number of the Company's employees is 256 (excluding employees seconded by the Company and including employees seconded to the Company.)

(9) Significant subsidiaries, etc.

1) Significant subsidiaries

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin Brewery Co., Ltd.	Chuo-ku, Tokyo	¥30,000 million	100%	Production and sale of alcohol beverages
Mercian Corp.	Chuo-ku, Tokyo	¥20,972 million	50.9%	Import, production and sale of alcohol beverages
Kirin Engineering Co., Ltd.	Yokohama	¥1,000 million	*100%	Engineering for food-related industries, etc.
Kirin Logistics Co., Ltd.	Chuo-ku, Tokyo	¥504 million	*100%	Cargo transportation by automobiles

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin Merchandising Co., Ltd.	Chuo-ku, Tokyo	¥10 million	*100%	Merchandising of Kirin products in mass retail stores and quality promotion in eating and drinking establishments
Lion Nathan Ltd.	Sydney, New South Wales, Australia	A$436,086 thousand	46.1%	Production and sale of beer and wine
Kirin (China) Investment Co., Ltd.	Shanghai, China	U.S.$150,000 thousand	100%	Management of beer business in China
Kirin Beverage Co., Ltd.	Chiyoda-ku, Tokyo	¥8,416 million	100%	Production and sale of soft drinks
Kirin MC Danone Waters Co., Ltd.	Chiyoda-ku, Tokyo	¥1,500 million	*51.0%	Import, production and sale of mineral water
Koiwai Dairy Products Co., Ltd.	Chiyoda-ku, Tokyo	¥1,689 million	*75.5%	Production and sale of milk and dairy products, etc.
Tokyo Kirin Beverage Service Co., Ltd.	Chiyoda-ku, Tokyo	¥10 million	*100%	Sale of soft drinks
The Coca-Cola Bottling Company of Northern New England, Inc.	Bedford, New Hampshire, U.S.A.	U.S.$930 thousand	100%	Production and sale of soft drinks
National Foods Ltd.	Melbourne, Victoria, Australia	A$552,390 thousand	*100%	Production and sale of dairy products and beverages
Kirin Pharma Co., Ltd.	Shibuya-ku, Tokyo	¥3,000 million	100%	Production and sale of prescription medicine

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin Food-Tech Co., Ltd.	Chuo-ku, Tokyo	¥5,000 million	100%	Production and sale of seasonings, etc.
Nagano Tomato Co., Ltd.	Matsumoto	¥711 million	*98.4%	Production and sale of foods, production of drinks, etc. under contract
Kirin Business Expert Co., Ltd.	Shibuya-ku, Tokyo	¥500 million	100%	Provision of support functions and shared group services

(Notes) 1. The ratio of voting rights marked with * include those held by the subsidiaries.

2. The ratio of voting rights of Kirin Logistics Corp. became 100% (99.7% at the end of the previous term) as the Company newly acquired 30,200 shares in Kirin Logistics Corp.

3. As of July 1, 2007, Kirin Communication Stage Co., Ltd. changed its name to Kirin Merchandising Company, Limited.

4. The capital of Kirin (China) Investment Co., Ltd. increased to U.S.$150,000 thousand (U.S.$79,400 thousand at the end of the previous term) due to capital increase.

5 As of April 1, 2007, Takeda-Kirin Foods Corp. changed its name to Kirin Food-Tech Company Limited. Further, the ratio of voting rights of Kirin Food-Tech became 100% (66.0% at the end of the previous term) as the Company newly acquired 136 shares in Kirin Food-Tech.

6 The ratio of voting rights of Nagano Tomato Co., Ltd. became 98.4% (44.0% at the end of the previous term) as the Company newly acquired 244,930 shares in Nagano Tomato.

2) Significant affiliated companies

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal business
San Miguel Corp.	Mandaluyong City, Metro Manila, the Republic of the Philippines	₱ 16,109 million	19.9%	Production and sale of beer
Kyowa Hakko Kogyo Co., Ltd.	Chiyoda-ku, Tokyo	¥26,745 million	28.5%	Production and sale of prescription medicine, raw materials for pharmaceutical and industrial use, healthcare products, agriculture, livestock and fishery products, and raw material alcohol
Kirin-Amgen, Inc.	Thousand Oaks, California, U.S.A.	U.S.$10	50.0%	Research and development of pharmaceuticals

3) Significant business affiliations

Company Name	Name of partner companies	Description of affiliation
Kirin Brewery Co., Ltd.	Heineken International B.V.	Incorporation of a joint venture (in Japan) for the purpose of selling Heineken Beer in Japan
	Anheuser-Busch, Inc.	Exclusive production and sale of Budweiser Beer in Japan
	Pernod Ricard S.A.	Exclusive import and sale of liquors, etc.
	Diageo Plc.	Exclusive import and sale of liquors, etc.

Company Name	Name of partner companies	Description of affiliation
Kirin Beverage Co., Ltd.	Group Danone S.A. Mitsubishi Corp.	Incorporation of a joint venture (in Japan) for the purpose of import, production and sales of mineral water
Kirin Holdings Co., Ltd.	Anheuser-Busch, Inc.	License to produce and sell Kirin Beer in the U.S.A.
	Amgen Inc.	Incorporation of a joint venture (in the U.S.A.) for the purpose of research and development of pharmaceuticals, etc.

(10) Status of significant business transfers from and to Kirin Group and the acquisition or disposal of shares of other companies

1) With the objective of transitioning to a pure holding company structure, the Company reorganized (absorption-type company split) its businesses as of July 1, 2007. It assigned the domestic alcohol beverages business it manages to Kirin Brewery Co., Ltd., the pharmaceuticals business it manages to Kirin Pharma Co., Ltd., and the corporate services functions of human resources, accounting, general administration and financing it manages to Kirin Business Expert Co., Ltd.

2) Kirin (China) Investment Co., Ltd., a wholly owned subsidiary, strengthened the business base of its beer business in China and acquired a 25% stake in Hangzhou Qiandaohu Brewery Co., Ltd. In the transaction, Hangzhou Qiandaohu Brewery increased its capital through third-party allocation and assigned shares to Kirin (China) Investment.

3) The Company aims for business expansion in Asia and Oceania and the creation of synergies within the Group, acquiring from San Miguel Corp. its entire stake in National Foods Ltd. of Australia and making the latter a wholly owned subsidiary.

4) With the objective of forming a business alliance with Kyowa Hakko Kogyo Co., Ltd. centering on the pharmaceutical business, the Company has purchased shares of Kyowa Hakko and acquired 27.9% (111,578,000 shares) of total outstanding shares.

5) The Company has transferred its 19.8% (5,714,000 shares) of total outstanding shares held in Yonekyu Corporation to Mitsubishi Corporation.

(11) Principal lenders and the amount of loans of Kirin Group

Lender	Outstanding amount of loan
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥351,184 million
Meiji Yasuda Life Insurance Company	¥32,500 million

2. State of shares

(1) Total number of shares authorized to be issued

1,732,026,000 shares

(2) Total number of issued shares

984,508,387 shares
(No change from the end of the previous term)

(3) Number of shareholders

133,794 persons
(Decreased by 2,502 persons from the end of the previous term)

(4) Major shareholders (top ten)

Name of shareholder	Number of shares held by the shareholder (thousand shares)	Ratio of shares held (%)
Moxley & Co.	43,970	4.5
Meiji Yasuda Life Insurance Company	43,697	4.4
The Master Trust Bank of Japan, Ltd. (Trust account)	41,588	4.2
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	35,085	3.6
Japan Trustee Service Bank, Ltd. (Trust account)	32,964	3.3
Japan Trustee Service Bank, Ltd. (Trust account 4)	25,952	2.6
Isono Shokai, Limited	23,272	2.4
State Street Bank and Trust Company	15,242	1.5
The Melon Bank, N.A. Treaty Client Omnibus	15,086	1.5
The Nomura Trust and Banking Co., Ltd. (Retirement Benefit Trust for The Mitsubishi UFJ Trust and Banking Corporation)	11,621	1.2

(Note) In addition to the above, the Company holds 29,778 thousand treasury shares.

3. Status of the Company's Directors and Corporate Auditors

(1) Names of Directors and Corporate Auditors, etc

Title	Name	Position and representation of other companies, etc.
Chairman (Representative Director)	Koichiro Aramaki	-
President (Representative Director)	Kazuyasu Kato	-
Executive Vice President (Representative Director)	Kazuhiro Sato	Responsible for Group Financial Strategy, Information Systems, Corporate Communications and Investor Relations
Managing Director	Takeshi Shimazu	Responsible for Group Quality Assurance, Risk Management and CSR
Managing Director	Koichi Matsuzawa	Responsible for Group Production Technology
Managing Director	Tomohiro Mune	Responsible for Group Personnel, General Affairs, Legal, and Internal Audit Sections.
*Managing Director	Etsuji Tawada	Responsible for Group R&D and Intellectual Property
Director	Kenjiro Hata	Senior Advisor of Meiji Yasuda Life Insurance Company
Director	Satoru Kishi	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Director	Akira Gemma	Advisor of Shiseido Co., Ltd.
*Standing Corporate Auditor	Hitoshi Oshima	–
*Standing Corporate Auditor	Tetsuo Iwasa	–
Corporate Auditor	Toyoshi Nakano	Senior Advisor of the Mitsubishi UFJ Trust and Banking Corporation
Corporate Auditor	Teruo Ozaki	Certified Public Accountant
Corporate Auditor	Kazuo Tezuka	Attorney

(Notes) 1. Director and Corporate Auditors marked with * assumed office as of March 28, 2007.

2. Mr. Kenjiro Hata, Mr. Satoru Kishi and Mr. Akira Gemma are outside Directors as provided for in Article 2, Item 15 of the Corporation Law.

3. Mr. Toyoshi Nakano, Mr. Teruo Ozaki and Mr. Kazuo Tezuka are outside Corporate Auditors as provided for in Article 2, Paragraph 16 of the Corporation Law.
4. Corporate Auditor Mr. Teruo Ozaki is a Certified Public Accountant and has a wealth of expertise in finance and accounting.
5. Director and Corporate Auditors listed hereunder retired as of March 28, 2007.

Executive Vice President (Representative Director)	Naomichi Asano
Standing Corporate Auditor	Tadahisa Kono
Standing Corporate Auditor	Motokazu Fujita

6. Important positions concurrently held at other companies by Directors and Corporate Auditors are described below. (Details of concurrent service of outside Directors and outside Corporate Auditors are described in (3) Matters regarding outside Directors and outside Corporate Auditors.)

Name	Company name	Specific concurrent position
Koichiro Aramaki	Lion Nathan Ltd.	Director
	The Coca-Cola Bottling Company of Northern New England, Inc.	Director
Takeshi Shimazu	Koiwai Dairy Products Co., Ltd.	Director
Koichi Matsuzawa	San Miguel Corp.	Director
Tomohiro Mune	Nagano Tomato Co., Ltd.	Corporate Auditor
Hitoshi Oshima	Kirin Brewery Co., Ltd.	Corporate Auditor
	Kirin Pharma Co., Ltd.	Corporate Auditor
Tetsuo Iwasa	Kirin Beverage Co., Ltd.	Corporate Auditor
	Kirin Business Expert Co., Ltd.	Corporate Auditor

(2) Remuneration to Directors and Corporate Auditors for the fiscal year under review

	Directors		Corporate Auditors		Total	
	Number of persons	**Amount (millions of yen)**	**Number of persons**	**Amount (millions of yen)**	**Number of persons**	**Amount (millions of yen)**
Monthly remuneration	10	¥401	5	¥ 86	15	¥487
Bonus	10	¥254	5	¥ 15	15	¥270
Total		¥656		¥102		¥758

(Notes) 1. Ten (10) Directors and five (5) Corporate Auditors remain in their positions as of December 31, 2007.

2. The remuneration limit for Directors is ¥50 million per month (Decision of the 164th Ordinary General Meeting of Shareholders on March 28, 2003).

3. The remuneration limit for Corporate Auditors is ¥9 million per month (Decision of the 167th Ordinary General Meeting of Shareholders on March 30, 2006).

4. The above bonus for Directors is an amount expected to be paid on condition that the original proposition No.5 of the 169th Ordinary General Meeting of Shareholders is approved.

5. The above amount includes a total of ¥73 million remuneration to three (3) outside Directors and three (3) outside Corporate Auditors.

6. Other payments as retirement benefits (including pensions) not listed above came to totals of ¥928 million to ten (10) Directors and ¥125 million to five (5) Corporate Auditors, making a gross total of ¥1,053 million (including a total of ¥65 million to six outside Directors and outside Corporate Auditors). The payments were based on the resolution of the proposition "Presentation of retirement payments to retiring Director and retiring Corporate Auditors, and payment of accrued retirement benefits associated with the abolition of the retirement benefit system for current corporate officers" at the 168th Ordinary General Meeting of Shareholders on March 28, 2007.

(3) Matters regarding outside Directors and outside Corporate Auditors

1) Persons serving as outside Directors and outside Corporate Auditors at other companies

Title	Name	Company Name	Specific concurrent position
Director	Kenjiro Hata	Mitsubishi Estate Co., Ltd.	Outside Corporate Auditor
		Shin-Etsu Polymer Co., Ltd.	Outside Corporate Auditor
		Daido Steel Co., Ltd.	Outside Corporate Auditor
	Satoru Kishi	Mitsubishi Logistics Corporation	Outside Director
		HONDA MOTOR CO., LTD.	Outside Director
		MITSUBISHI HEAVY INDUSTRIES, LTD.	Outside Corporate Auditor
	Akira Gemma	KONAMI CORPORATION	Outside Director
Corporate Auditor	Toyoshi Nakano	MITSUBISHI HEAVY INDUSTRIES, LTD.	Outside Corporate Auditor
		NIKON CORPORATION	Outside Corporate Auditor
	Teruo Ozaki	Tokai Rubber Industries, Ltd.	Outside Corporate Auditor
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Outside Director
		ORIX CORPORATION	Outside Director
		DAIKYO INCORPORATED	Outside Director
	Kazuo Tezuka	ASAHI KASEI CORPORATION	Outside Corporate Auditor
		Plaza Create Co., Ltd.	Outside Corporate Auditor

2) Primary activities during the fiscal year

Title	Name	Attendance at Board of Directors' meetings	Attendance at Board of Corporate Auditors' meetings	Statements contribution
Director	Kenjiro Hata	15 times of 21 meetings	–	He was president at a life insurance company. He made statements from his experience and perspective as a manager.
	Satoru Kishi	18 times of 21 meetings	–	He was president at a bank. He made statements from his experience and perspective as a manager.
	Akira Gemma	21 times of 21 meetings	–	He was president at a consumer product manufacturing company. He made statements from his experience and perspective as a manager.
Corporate Auditor	Toyoshi Nakano	19 times of 21 meetings	11 times of 13 meetings	He was president at a trust bank. He made statements from his experience and perspective as a manager.
	Teruo Ozaki	19 times of 21 meetings	11 times of 13 meetings	He made statements primarily from his professional perspective as a CPA.
	Kazuo Tezuka	21 times of 21 meetings	13 times of 13 meetings	He made statements primarily from his professional perspective as an attorney

4. Status of Independent Auditor

(1) Name of Independent Auditor

KPMG AZSA & Co.

(2) Remuneration to the Independent Auditor during the fiscal year under review

1)	Total remuneration paid by the Company to the Independent Auditor for audit certification in accordance with Article 2, Section 1 of the Certified Public Accountants Law	¥57 million
2)	Total remuneration paid by the Company to the Independent Auditor for services other than those stipulated in Article 2, Section 1 of the Certified Public Accountants Law	¥52 million
3)	Total audit remuneration paid by the Company to the Independent Auditor	¥110 million

(Notes) 1. The audit agreement between the Independent Auditor and the Company does not separately stipulate audit remunerations based on the Corporation Law or the Securities Exchange Law (changed into the Financial Instruments and Exchange Law from September 30, 2007; hereinafter the same shall apply). Hence, the remuneration in 1) above does not separate these two types of payment.

2. The remunerations described in 2) above are payments for duties of the advisory service concerning internal control related to financial reporting and the financial due diligence.

Total amount and other property benefits paid by the Company and its subsidiaries ¥245 million

(Note) Of the significant subsidiaries of the Company, four (4) companies including Mercian Corporation and Lion Nathan Ltd. are subject to audits of accounts (limited to audits stipulated in the Corporation Law or the Securities Exchange Law (including similar foreign laws)) by a certified public accountant or incorporated accounting firm (including overseas auditors possessing similar qualifications) other than the Independent Auditor of the Company.

(3) Policy regarding decisions to dismiss or deny reappointment to Independent Auditor

If the Company's Board of Auditors determines that any of the provisions of Article 340, Paragraph1 of the Corporation Law applies with respect to the Independent Auditor, it shall dismiss the Independent Auditor. Such dismissal shall require the unanimous agreement of all the corporate auditors.

In addition, if it is determined that any of the provisions of Article 340, Paragraph1 of the Corporation Law applies with respect to the Independent Auditor, the Company's Board of Directors shall, with the consent of, or upon a request from, the Board of Auditors, submit a resolution recommending the dismissal of the Independent Auditor to the General Meeting of Shareholders. Alternatively, if it is determined that a change of Independent Auditors is necessary because of the manner in which the Independent Auditors is executing its duties or because of the Company's system of auditing, the Board of Directors shall submit a resolution calling for the denial of reappointment to the Independent Auditor to the General Meeting of Shareholders.

5. System to Secure the Appropriate Operations

The outline of a system to secure the appropriate operations of the Company (the internal control system) that the Company resolved at its Board of Directors Meeting is as follows.

(1) System to secure compliance of performance of duties by the Directors and employees with laws and the articles of incorporation ("Compliance System")

The Directors shall establish basic policy on the compliance of Kirin Group and promote the policy by maintaining an organization and provisions to execute the policy and integrating them with the activities in various sectors. In addition, the Directors shall carry out educational programs on compliance, clarify procedures concerning responses to breaches of compliance, and make those procedures public throughout the Group. The Internal Audit Department shall carry out internal auditing to secure that these systems are properly developed and applied.

(2) System to secure the proper preservation and maintenance of information regarding the performance of duties by Directors ("System of Information Preservation and Maintenance")

The Directors shall preserve the following documents (including electromagnetic record) together with the related materials for at least ten (10) years and make them available for inspection as necessary.

- Minutes of Shareholders Meetings
- Minutes of Board of Directors Meetings
- Minutes of Group Executive Committee meetings and other important meetings
- Approval applications (approval authority of the heads of divisions and above)
- Financial statements, business reports, and their detailed statements

(3) Regulations and other systems related to the control of the risk of loss ("Risk Management System")

The Directors shall establish basic policy on the risk management of Kirin Group and promote the policy by maintaining an organization and provisions to execute the policy and integrating them with activities in various sectors. In addition, the Directors shall carry out educational programs on risk management, clarify procedures concerning the disclosure of risks and responses to the occurrence of crises, and make those procedures public throughout Kirin Group. The Internal Audit Department shall carry out internal auditing to secure that these systems are properly developed and applied.

(4) System to secure the efficient performance of duties by the Directors ("Efficient Performance System")

The Directors shall maintain a management control system comprising the following

items to secure the efficient performance of duties.

- In addition to the Board of Directors meetings, the Group Executive Committee shall be organized to deliberate significant matters affecting the entire Group, thereby ensuring that decisions are reached carefully based on considerations of multi-dimensional aspects.
- Establish quantitative and qualitative targets in the annual plan by business category and monitor performance, including quarterly monitoring (KVA management system*)
  * Kirin's own strategy management system with EVA as the Group's common financial indicator.

(5) System to secure the appropriate operations for group companies comprising a company, its parent company, and subsidiaries ("Group Internal Control System")

In order to secure the appropriate operations for Kirin Group, the Directors shall establish rules and standards to be applied to the Group companies, including the following items, and carry out operation in compliance with these rules and standards.

- Items related to the governance and monitoring of each Group company
- Items related to guidance and management concerning the maintenance of the internal control system for each Group company
- Items related to the communication system* linking the Group companies
- Items related to the Group internal auditing system operated by the Internal Audit Department.
  * The system to share information within the Group, the compliance hotline system, and other related items

(6) System to assign employees as support staff for Corporate Auditors when Corporate Auditors request support staff (together with (7), (8) and (9) below, "Corporate Auditor Related System")

Employees of the Company will be assigned as support staff for Corporate Auditors.

(7) Items related to the assurance that the employees assigned as support staff as mentioned in the preceding provision remains independent from the Directors

In order to secure independence of the employees assigned as support staff as mentioned in the preceding provision, the consent of the Corporate Auditors shall be required for any decision related to personnel affairs, including the appointment and transfer of such employees. Such employees shall not assume any other appointment related to the operation of business simultaneously.

(8) System to secure reporting by Directors and employees to Corporate Auditors, and other systems to secure reporting to Corporate Auditors

The Directors shall report to the Corporate Auditors on matters specified by the Corporate Auditors in advance in accordance with the provisions of the Corporate Auditors' audit standard. Principal items are as follows:

- Any matter that may impose material damage to the Company, when the Directors find such matter
- Legal matters that require the consent of Corporate Auditors
- The status of maintenance and application of internal control system

Notwithstanding the abovementioned matters, a Corporate Auditor may request the Directors and employees to report on other matters any time as necessary.

(9) Other Systems to secure efficient auditing by Corporate Auditors

Corporate Auditors may appoint attorneys, certified public accountants, consultants, or other external advisors when considered necessary for the performance of auditing.

6. Basic policy regarding control of decision-making with respect to financial and business policies

The Company has not established a policy on the above, but its basic thinking in this regard is as follows.

Kirin Group has adopted a long-term management vision called the "*Kirin Group Vision 2015*," under which it is aiming to strengthen its core domestic alcohol beverages business and achieve a quantum leap in growth through the execution of a Group-wide comprehensive beverage strategy and advancement of globalization. It believes that its highest priority is to enhance the corporate value of Kirin Group by achieving greater profitability through actions implemented under this plan.

As a listed company, the Company respects the right of investors to trade freely in its shares. Even were a specific party to acquire a large percentage of the Company's shares, we would not categorically reject this acquisition so long as it contributes toward ensuring and enhancing the Group's corporate value and the collective interests of its shareholders.

As of this date, the Company has not adopted a so-called "framework of takeover defense measures." In the event that large-scale purchases of the shares in the Company threatens to exert a detrimental effect on the corporate value of the Group or to the collective interests of shareholders, however, the Company's Board of Directors would consider it its duty—bestowed upon it by the shareholders—to take appropriate action. Such action might include securing information or time for the shareholders, negotiating on behalf of the shareholders with the persons who have made the acquisition, etc.

(Note) Amounts and numbers of shares in this report are indicated by omitting fractions. Percentages are rounded to the nearest decimal place.

CONSOLIDATED BALANCE SHEET

(As of December 31, 2007)

	(millions of yen)
Assets	
Current Assets	**634,629**
Cash	55,009
Notes and accounts receivable, trade	361,127
Marketable securities	246
Inventories	148,649
Deferred tax assets	19,906
Other	52,190
Allowance for doubtful accounts	(2,500)
Fixed Assets	**1,835,038**
Property, Plant and Equipment	**635,963**
Buildings and structures	203,103
Machinery, equipment and vehicles	197,053
Land	158,558
Construction in progress	35,437
Other	41,809
Intangible Assets	**386,915**
Goodwill	258,780
Other	128,134
Investments and Other Assets	**812,160**
Investment securities	712,234
Long-term loans receivable	10,387
Deferred tax assets	34,583
Other	57,838
Allowance for doubtful accounts	(2,884)
Total Assets	**2,469,667**

Liabilities

Current Liabilities	**891,760**
Notes and accounts payable, trade	139,255
Short-term loans payable	404,725
Liquor taxes payable	108,260
Income taxes payable	31,958
Allowance for employees' bonuses	4,334
Allowance for bonuses for directors and corporate auditors	442
Reserve for loss on repurchase of land	2,987
Accrued expenses	105,216
Deposits received	17,286
Other	77,293
Long-term Liabilities	**478,351**
Bonds	92,831
Long-term debt	112,244
Deferred tax liabilities	88,329
Deferred tax liability due to land revaluation	1,471
Employees' pension and retirement benefits	60,188
Retirement benefits for directors and corporate auditors	589
Reserve for repair and maintenance of vending machines	6,387
Deposits received	69,644
Other	46,665
Total Liabilities	**1,370,111**

Net Assets	
Shareholders' Equity	**926,727**
Common stock	102,045
Capital surplus	71,353
Retained earnings	781,499
Treasury stock, at cost	(28,170)
Valuation and translation adjustments	**128,083**
Net unrealized holding gains on securities	124,743
Deferred gains or losses on hedges	370
Land revaluation difference	(4,713)
Foreign currency translation adjustments	7,683
Minority interests	**44,744**
Total Net Assets	**1,099,555**
Total Liabilities and Net Assets	**2,469,667**

*Amounts are stated by omitting fractions less than ¥1million.

CONSOLIDATED STATEMENT OF INCOME

(From January 1, 2007 to December 31, 2007)

(millions of yen)

Sales		**1,801,164**
Cost of sales		1,078,614
Gross profit		**722,550**
Selling, general and administrative expenses		601,942
Operating income		**120,608**
Non-operating income		
Interest and dividend income	7,263	
Equity in earnings of affiliates	10,282	
Other income	5,548	23,094
Non-operating expenses		
Interest expense	12,618	
Other expenses	7,694	20,312
Ordinary income		**123,389**
Special income		
Gain on sale of fixed assets	19,728	
Reversal of allowance for doubtful accounts	687	
Gain on sale of investment securities	653	
Reversal of reserve for losses on guarantees	62	
Gain on sale of shares of subsidiaries and affiliates	184	
Gain on transfer of real estate in trust	1,089	22,404
Special expenses		
Loss on disposal of fixed assets	5,578	
Loss on sale of fixed assets	564	
Loss on impairment	2,361	
Loss on devaluation of investment securities	230	
Loss on sale of investment securities	14	
Business restructuring expense	3,878	
Loss on sale of shares of subsidiaries and affiliates	1,731	
Loss of equity method investments	1,929	
General interest charge of income taxes for prior years in a foreign subsidiary	1,092	17,380
Income before income taxes and minority interests		**128,413**
Income taxes—current	48,800	
Income taxes for prior years	(2,011)	
Income taxes—deferred	3,554	50,343
Minority interests		11,355
Net income		**66,713**

*Amounts are stated by omitting fractions less than ¥1million.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(From January 1, 2007 to December 31, 2007)

(millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497
Changes of items during the period					
Dividends from surplus			(17,192)		(17,192)
Net income			66,713		66,713
Decrease due to exclusion of affiliates accounted for by the equity method			(155)		(155)
Acquisition of treasury stock				(1,711)	(1,711)
Disposal of treasury stock		239		337	576
Net changes of items other than shareholders' equity					
Total changes of items during the period	-	239	49,364	(1,373)	48,230
Balance as of December 31, 2007	102,045	71,353	781,499	(28,170)	926,727

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724
Changes of items during the period							
Dividends from surplus							(17,192)
Net income							66,713
Decrease due to exclusion of affiliates accounted for by the equity method							(155)
Acquisition of treasury stock							(1,711)
Disposal of treasury stock							576
Net changes of items other than shareholders' equity	2,277	723	-	9,591	12,591	(4,990)	7,601
Total changes of items during the period	2,277	723	-	9,591	12,591	(4,990)	55,831
Balance as of December 31, 2007	124,743	370	(4,713)	7,683	128,083	44,744	1,099,555

*Amounts are stated by omitting fractions less than ¥1million.

FOOT NOTES

Significant Accounting Policies

1. Scope of consolidation
(1) Consolidated subsidiaries: 345 companies
Major consolidated subsidiaries: Kirin Brewery Company, Limited, Kirin Pharma Company, Limited, Kirin Beverage Company, Limited,, Mercian Corporation, Lion Nathan Ltd., National Foods Limited, Berri Limited

The changes of the scope of consolidation are as follows:
(a) Due to new establishment, Kirin Holdings (Australia) Pty Ltd became a consolidated subsidiary.
(b) Due to new establishment, 1 subsidiary of Kirin Agribio EC B.V. became a consolidated subsidiary.
(c) Due to new establishment, 1 subsidiary of Kirin Beverage Company, Limited became a consolidated subsidiary.
(d) Due to new acquisition, National Foods Limited, Berri Limited and 44 subsidiaries of Kirin Holdings (Australia) Pty, Ltd. became consolidated subsidiaries.
(e) Due to new acquisition, etc., 2 subsidiaries of Kirin Beverage Company, Limited and 28 subsidiaries of Lion Nathan Ltd. became consolidated subsidiaries.
(f) Due to sale of shares, Kirin Plaza Co., Ltd. was excluded from the consolidation scope.
(g) Due to sale of shares, Beerstyle 21 Inc. and 3 other companies were excluded from the consolidation scope.
(h) Due to completion of liquidation, TWYFORD INTERNATIONAL INC. was excluded from the consolidation scope.

(2) Major unconsolidated subsidiary: Kirin Agribio USA, Inc.
Certain subsidiaries including Kirin Agribio USA, Inc. were excluded from the consolidation scope because the effect of their total assets, sales, net income or losses (amount corresponding to interests), and retained earnings (amount corresponding to interests) on the accompanying consolidated financial statements is immaterial.

2. Application of equity method
(1) Unconsolidated subsidiaries accounted for by the equity method: None
(2) Affiliated companies accounted for by the equity method: 22 companies
Major affiliated company: San Miguel Corporation

The changes of the scope of application of the equity method are as follows:
(a) Due to new acquisition, Kyowa Hakko Kogyo Co., Ltd. became an affiliate accounted for by the equity method.
(b) Due to new acquisition, HANGZHOU QIANDAOHU BREWERY CO., LTD. and 2 other companies became affiliates accounted for by the equity method.
(c) Due to decrease of shareholding ratio by partial sale of shares, a subsidiary of Lion Nathan Ltd., which was a consolidated subsidiary in the year ended December 31, 2006, became an affiliate accounted for by the equity method.
(d) Due to sale of shares, Yonekyu Corporation and 1 other company were excluded from the scope of application of the equity method.

(3) Certain investments in unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses

and retained earnings on the accompanying consolidated financial statements was immaterial.

(4) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method.
Where the difference between the Company's and affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods.

(5) In an effort to respond to the demands for expediting the process of business performance disclosure and in consideration of the difficult situation to calculate equity in earnings of affiliates using its final figures from the year ended December 31, 2007, the Company has calculated equity in earnings of San Miguel Corporation based on its third quarter financial statements since the previous fiscal year. Consequently, the Company recognized equity in earnings of San Miguel Corporation based on the financial statements for 12 months from the fourth quarter of the previous fiscal year to the third quarter of this fiscal year.

3. Fiscal year-ends of the consolidated subsidiaries
The following table shows the consolidated subsidiaries whose fiscal year-ends are different from that of the Company.

Consolidated subsidiaries	Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(*i)
Japan Potato Corporation	September 30	(*i)
Kirin Agribio Inc.	September 30	(*i)
Kirin Agribio EC B.V. and its subsidiaries	September 30	(*i)
Kirin Agribio Shanghai Co., Ltd.	September 30	(*i, iii)
KV Corporation, Ltd.	September 30	(*i)
Chateau Reysson	October 31	(*i)
Nippon Liquor Ltd.	March 31	(*ii)

(*i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.
(*ii) The Company used the financial statements based on preliminary statements as of its fiscal year end for the years then ended for consolidation.
(*iii) Kirin Agribio Shanghai Co., Ltd. changed its fiscal year end from December 31 to September 30.

With respect to (*i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and the fiscal year-end of the Company.

4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.

2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(c) Valuation of inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.

2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.

3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment

1) Depreciation is calculated using the declining-balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method.

(b) Amortization of intangible assets

1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.

2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Allowance for employees' bonuses

The Company and consolidated subsidiaries provide allowance for employees' bonuses based on the estimated amounts of payment.

(Additional information)

Since the Company revised its rules for payment of employees' bonuses for the year ended December 31, 2007, which caused partial difference between the period subject to the payment of bonuses and the timing of such payment, the Company and some consolidated companies provide the correspondent allowance for employees' bonuses from the year ended December 31, 2007. The effect of this change was decrease in operating income, ordinary income and income before income taxes and minority interests by ¥1,708 million, respectively.

(c) Allowance for bonuses for directors and corporate auditors

The Company and consolidated subsidiaries provide allowance for bonuses for

directors and corporate auditors based on the estimated amounts of payment.

(d) Reserve for loss on repurchase of land
The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(e) Employees' pension and retirement benefits
The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly periods between 13 and 15 years. Actuarial differences are amortized by the straight-line method over mainly periods between 13 and 15 years, both beginning from the following fiscal year of recognition.

(f) Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of consolidated subsidiaries.
(Additional information)
The Company and some consolidated subsidiaries resolved to abolish the retirement benefit system for directors and corporate auditors. Accordingly, amount equivalent to accrued retirement benefits due to the abolition of the system is recorded as "other long-term liabilities."

(g) Reserve for repair and maintenance of vending machines
Kirin Beverage Company, Limited and consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheet.

(4) Hedge accounting
If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(a) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
1) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statement of income in the period which includes the inception date, and
2) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(b) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract

are recognized.

If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(5) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries.

6. Goodwill

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as goodwill in the consolidated balance sheet and amortized using the straight-line method over periods between 15 and 20 years. If the amount is immaterial, it is fully recognized as expenses as incurred.

Change in Accounting Policies

Change of depreciation method of fixed assets

Due to the revision of the Corporation Tax Law, the method of depreciation of property, plant and equipment acquired on or after April 1, 2007 has been changed to the method based on the Corporation Tax Law after the revision. However, the Company and some consolidated companies have changed the method for property, plant and equipment acquired on or after July 1, 2007 since the application system update was completed in the second half of the fiscal year. And the effect on net income of this change is not material.

Notes to the Consolidated Balance Sheet

1. Accumulated depreciation of Property, Plant and Equipment	¥942,880 million
2. Amount reduced from fixed assets due to government subsidy received and others	¥573 million

3. Assets pledged as collateral and secured borrowings

(1) Assets pledged as collateral

Cash	¥10 million
Notes and accounts receivable, trade	¥31,807 million
Buildings and structures	¥1,489 million
Machinery, equipment and vehicles	¥3,166 million
Land	¥788 million
Other of property, plant and equipment	¥0 million
Other of intangible assets	¥0 million
Total	¥37,262 million

(2) Secured borrowings

Short-term loans payable	¥431 million
Other of current liabilities	¥214 million
Long-term debt (including current maturities of long-term debt)	¥18,065 million
Deposits received	¥3,408 million
Other of long-term liabilities	¥1,935 million
Total	¥24,056 million

4. Contingent liabilities

(1) Guarantees for loan from banks and other of unconsolidated subsidiaries and affiliates	¥5,260 million
(2) Guarantees for loan from banks and other of employees	¥6,422 million
(3) Guarantees for loan from banks and other of customers	¥1,828 million
Total	¥13,511 million

(arrangements similar to guarantees of ¥110 million is included in the above)

Notes to the Consolidated Statement of Changes in Net Assets

1. Type and number of shares outstanding and treasury stock
(1) Shares outstanding

Type of shares outstanding	common stock
Number of shares as of December 31, 2006	984,508,387 shares
Number of shares increased during the accounting period ended December 31, 2007	-
Number of shares decreased during the accounting period ended December 31, 2007	-
Number of shares as of December 31, 2007	984,508,387 shares

(2)Treasury stock

Type of treasury stock	common stock
Number of shares as of December 31, 2006	29,155,714 shares
Number of shares increased during the accounting period ended December 31, 2007	982,492 shares
Number of shares decreased during the accounting period ended December 31, 2007	359,146 shares
Number of shares as of December 31, 2007	29,779,060 shares

Notes: 1. Increase in the number of shares was due to purchases of less-than-one-unit shares.
2. Decrease in the number of shares was due to sales of less-than-one-unit shares.

2. Matters related to dividends
(1) Dividend payment

Approvals by ordinary general meeting of shareholders held on March 28, 2007 are as follows:
*Dividends on Common stock

a. Total amount of dividends	¥8,598 million
b. Dividends per share	¥9.00
c. Record date	December 31, 2006
d. Effective date	March 29, 2007

Approvals by the Board of Directors meeting on August 3, 2007 are as follows:
*Dividends on Common stock

a. Total amount of dividends	¥8,594 million
b. Dividends per share	¥9.00
c. Record date	June 30, 2007
d. Effective date	September 10, 2007

(2) Dividends whose record date is attributable to the accounting period ended December 31, 2007 but to be effective after the said accounting period

We will seek approval at general meeting of shareholders to be held on March 26, 2008 as follows:
*Dividends on Common stock

a. Total amount of dividends	¥11,456 million
b. Funds for dividends	Retained earnings
c. Dividends per share	¥12.00
d. Record date	December 31, 2007
e. Effective date	March 27, 2008

Note to Per Share Information

1. Net assets per share:	¥1,104.83
2. Net income per share:	¥69.86

Note to Subsequent events

There is no matter that fall under this item.

BALANCE SHEET

(As of December 31, 2007)

	(millions of yen)
Assets	
Current Assets	**163,565**
Cash	18,989
Accounts receivable, trade	319
Short-term loans receivable	116,804
Income tax receivable	10,598
Consumption tax receivable	9,094
Deferred tax assets	1,993
Other	8,499
Allowance for doubtful accounts	(2,733)
Fixed Assets	**1,456,990**
Property, Plant and Equipment	**73,174**
Buildings	38,227
Structures	2,242
Machinery and equipment	317
Vehicles	18
Tools	2,607
Land	25,084
Construction in progress	4,677
Intangible Assets	**86**
Leasehold rights	60
Utility rights	25
Investments and Other Assets	**1,383,729**
Investment securities	225,291
Investments in subsidiaries and affiliates (capital stock)	1,112,692
Investments in equity of subsidiaries and affiliate (other than capital stock)	18,620
Long-term loans receivable	16,401
Other	13,914
Allowance for doubtful accounts	(3,190)
Total Assets	**1,620,556**

Liabilities

Current Liabilities	**604,786**
Notes payable, trade	75
Short-term loans payable	594,460
Other accounts payable	3,826
Accrued expenses	2,566
Allowance for employees' bonuses	416
Allowance for bonuses for directors and corporate auditors	239
Reserve for loss on repurchase of land	2,987
Other	214
Long-term Liabilities	**144,339**
Bonds	40,000
Long-term debt	54,470
Deferred tax liabilities	22,630
Employees' pension and retirement benefits	261
Other	26,977
Total Liabilities	**749,126**

Net Assets	
Shareholders' Equity	**797,302**
Common stock	**102,045**
Capital surplus	**71,353**
Additional paid-in capital	70,868
Other capital surplus	485
Retained earnings	**652,073**
Legal reserve	25,511
Other retained earnings	626,562
Reserve for special depreciation	71
Reserve for deferred gain on sale of property	1,412
General reserve	531,367
Retained earnings brought forward	93,709
Treasury stock, at cost	**(28,170)**
Valuation and translation adjustments	**74,127**
Net unrealized holding gains on securities	**74,169**
Deferred gains or losses on hedges	**(41)**
Total Net Assets	**871,430**
Total Liabilities and Net Assets	**1,620,556**

*Amounts are stated by omitting fractions less than ¥1million.

STATEMENT OF INCOME

(From January 1, 2007 to December 31, 2007)

		(millions of yen)
Sales (*1)		425,687
Operating revenue (*2)		
Group management revenue	7,504	
Revenue from real estate business	2,850	
Dividends revenue from subsidiaries and affiliates	1,129	11,484
Revenue from operating activities (*1+*2)		**437,172**
Cost of sales (*3)		289,488
Gross profit (*1-*3)		**136,198**
Selling, general and administrative expenses (*4)		121,356
Operating expenses (*5)		
Expenses on real estate business	1,471	
General and administrative expenses	10,773	12,245
COS and expenses from operating activities (*3+*4+*5)		423,090
Operating income		**14,081**
Non-operating income		
Interest and dividend income	21,065	
Other income	3,601	24,666
Non-operating expenses		
Interest expenses	2,968	
Other expenses	4,903	7,872
Ordinary income		**30,875**
Special income		
Gain on sale of fixed assets	13,511	
Reversal of allowance for doubtful accounts	426	
Gain on sale of investment securities	405	
Gain on sale of shares of subsidiaries and affiliates	1,384	
Reversal of reserve for losses on guarantees	62	
Gain on transfer of real estate in trust	1,089	16,880

Special expenses		
Loss on sale and disposal of fixed assets	2,657	
Loss on devaluation of investment securities	3	
Loss on sale of investment securities	10	
Loss on devaluation of investments in subsidiaries and affiliates	444	3,116
Income before income taxes		**44,639**
Income taxes - current		6,200
Income taxes - deferred		4,962
Net income		**33,476**

*Amounts are stated by omitting fractions less than ¥1million.

STATEMENT OF CHANGES IN NET ASSETS

(From January 1, 2007 to December 31, 2007)

(millions of yen)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153
Changes of items during the period													
Provision for reserve for special depreciation						3				(3)	-		-
Reversal of reserve for special depreciation						(209)				209	-		-
Reversal of reserve for deferred gain on sale of property							(113)			113	-		-
Provision for general reserve									37,000	(37,000)	-		-
Dividends from surplus								(6,450)		(2,148)	(8,598)		(8,598)
Dividends from surplus (interim dividends)										(8,594)	(8,594)		(8,594)
Net income										33,476	33,476		33,476
Acquisition of treasury stock												(1,711)	(1,711)
Disposal of treasury stock			239	239								337	576
Reversal due to corporate split						(635)	(11,028)			11,664	-		-
Net changes of items other than shareholders' equity													
Total changes of items during the period			239	239		(841)	(11,141)	(6,450)	37,000	(2,282)	16,284	(1,373)	15,149
Balance as of December 31, 2007	102,045	70,868	485	71,353	25,511	71	1,412	-	531,367	93,709	652,073	(28,170)	797,302

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2006	94,080	(76)	94,004	876,157
Changes of items during the period				
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve				-
Dividends from surplus				(8,598)
Dividends from surplus (interim dividends)				(8,594)
Net income				33,476
Acquisition of treasury stock				(1,711)
Disposal of treasury stock				576
Reversal due to corporate split				-
Net changes of items other than shareholders' equity	(19,910)	34	(19,876)	(19,876)
Total changes of items during the period	(19,910)	34	(19,876)	(4,726)
Balance as of December 31, 2007	74,169	(41)	74,127	871,430

*Amounts are stated by omitting fractions less than ¥1million.

FOOT NOTES

Significant Accounting Policies

1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliates are stated at cost determined by the moving-average method.

(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

(c) Available-for-sale securities without fair market value are stated at the moving-average cost.

2. Derivative financial instruments

Derivative financial instruments are stated at fair value.

3. Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

(b) Amortization of intangible assets is calculated using the straight–line method.

4. Method of providing major allowances and reserves

(1) Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(2) Allowance for employees' bonuses

The Company provides allowance for employees' bonuses based on the estimated amounts of payment.

(3) Allowance for bonuses for directors and corporate auditors

The Company provides allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

(4) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(5) Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over 13 years. Actuarial differences are amortized by the straight-line method over 13 years, beginning from the following fiscal year.

5. Hedge accounting

(a) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

(b) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, foreign currency receivables or payables are recorded at the contracted forward rates.

(c) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

6. Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

Changes in Accounting Policies

Change of depreciation method of fixed assets

Due to the revision of the Corporation Tax Law, the method of depreciation of property, plant and equipment acquired on or after April 1, 2007 has been changed to the method based on the Corporation Tax Law after the revision. However, the Company has changed the method for property, plant and equipment acquired on or after July 1, 2007, since the application system update was completed in the second half of the fiscal year. And the effect on net income of this change is not material.

Notes to the Balance Sheet

1. Monetary debts due from and to subsidiaries and affiliates

Short-term monetary debts due from subsidiaries and affiliates	¥124,482 million
Long-term monetary debts due from subsidiaries and affiliates	¥20,902 million
Short-term monetary debts due to subsidiaries and affiliates	¥279,005 million
Long-term monetary debts due to subsidiaries and affiliates	¥5,042 million

2. Accumulated depreciation of property, plant and equipment ¥56,419 million

3. Amount reduced from fixed assets due to government subsidy received and others ¥37 million

4. Assets pledged as collateral and secured borrowing

(1) Assets pledged as collateral	
Buildings	¥710 million
Land	¥439 million
(2) Secured borrowing	
Deposits received	¥2,296 million

5. Contingent liabilities

Guarantees for loan from banks and other of subsidiaries and affiliates		¥7,291 million
Guarantees for employee's housing loan from banks		¥6,199 million
	Total	¥13,490 million

(Arrangements similar to guarantees of ¥110 million is included in the above)

Notes to the Statement of Income

Transactions with subsidiaries and affiliates:

Operating revenue	¥14,008 million
Operating expenses	¥58,674 million
Transactions other than business transactions	¥4,109 million

Notes to the Statement of Changes in Net Assets

Type and number of shares of treasury stock

Type of treasury stock	Common stock
Number of shares as of December 31, 2006	29,155,455 shares
Number of shares increased during the accounting period ended December 31, 2007	982,492 shares
Number of shares decreased during the accounting period ended December 31, 2007	359,146 shares
Number of shares as of December 31, 2007	29,778,801 shares

Notes:
1. Increase in the number of shares was due to purchases of less-than-one-unit shares.
2. Decrease in the number of shares was due to sales of less-than-one-unit shares.

Notes to Deferred Income Taxes

1. Significant components of deferred tax assets	
Shares of subsidiaries and affiliates due to business reorganization	¥31,250 million
Other	¥12,878 million
Sub total	¥44,129 million
Less valuation allowance	(¥11,554 million)
Total deferred tax assets	¥32,575 million
2. Significant components of deferred tax liabilities	
Net unrealized holding gains on securities	(¥50,905 million)
Other	(¥2,307 million)
Total deferred tax liabilities	(¥53,212 million)

Notes to Transaction with Related Parties

Status	Company name	Ratio of voting rights held by the Company [Indirect ownership]	Relationship with the Company	
			Directors and corporate auditors	Business relationship
Subsidiary	Kirin Holdings (Australia) Pty Ltd (Note 1)	100%	Transferred 2	Financial support
Subsidiary	Kirin Brewery Co., Ltd.	100%	Concurrent 1	Consignment of management guidance service
Subsidiary	Kirin Logistics Co., Ltd.	[100%]	-	Consignment of management guidance service
Subsidiary	Kirin Beverage Co., Ltd.	100%	Concurrent 1	Consignment of management guidance service
Affiliated company	San Miguel Corporation	20%	Concurrent 1 Transferred 2	-

Status	Company name	Transaction details	Transaction amount (millions of yen)	Item	Balance at end of period (millions of yen)
Subsidiary	Kirin Holdings (Australia) Pty Ltd (Note 1)	Lending of loans (Note 2)	98,925	Short-term loans receivable	98,925
Subsidiary	Kirin Brewery Co., Ltd.	Borrowing of funds (Notes 3 and 4)	166,496	Short-term loans payable	202,260
Subsidiary	Kirin Logistics Co., Ltd.	Borrowing of funds (Notes 3 and 4)	18,072	Short-term loans payable	19,372
Subsidiary	Kirin Beverage Co., Ltd.	Borrowing of funds (Notes 3 and 4)	32,619	Short-term loans payable	27,811
Affiliated company	San Miguel Corporation	Lending of loans (Note 2)	37,000	Short-term loans receivable	-

Conditions of transactions and policy regarding determination of conditions of transactions

Notes:
1. Kirin Holdings (Australia) Pty Ltd (Common stock: 1,283 million Australian dollars) is the holding company of National Foods Limited.
2. Interest rates of loans receivable are determined rationally by taking market interest rates into consideration.
3. Interest rates of loans payable are determined rationally by taking market interest rates into consideration.

4. Borrowing of funds is a transaction based on CMS (Cash Management System) and transaction amounts show average outstanding balance during this fiscal year.

Note to Per Share Information

1. Net assets per share:	¥912.75
2. Net income per share:	¥35.06

Note to Subsequent Events

There is no matter that fall under this item.

Other Notes

1. Retirement benefits for directors and corporate auditors
Previously, provision for retirement benefits for directors and corporate auditors is represented 100% of such retirement benefit obligations calculated in accordance with policies of the Company as of the balance sheet date. However, the Company resolved to abolish the retirement benefit system for directors and corporate auditors as of the end of the 168th Ordinary General Meeting of Shareholders held on March 28, 2007. Accordingly, amount equivalent to accrued retirement benefits due to the abolition of the system is recorded as "other long-term liabilities."

2. Corporate split in connection with implementation of pure holding company system
Assets and liabilities of the succeeding companies and acquisition cost of shares of consolidated subsidiaries

(¥ million)

	Kirin Brewery Company, Limited	Kirin Pharma Company, Limited	Kirin Business Expert Company, Limited
Assets	566,992	76,115	2,712
Liabilities	142,980	13,565	1,564
Net unrealized holding gains on securities	6,493	19	-
Acquisition cost of shares of consolidated subsidiaries	400,647	53,446	205

Overview of the accounting treatment
The Company implemented accounting treatment provided in "Chapter 3, Article 4 Accounting treatment for transaction under common control, Paragraph 1 Transactions under common control of the Accounting Standard for Business Combinations." There is no goodwill arisen from the Corporate Split.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 12, 2008

The Board of Directors
Kirin Holdings Company, Limited

KPMG AZSA & Co.

Shozo Tokuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masakazu Hattori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiyuki Yamasaki (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and footnotes of Kirin Holdings Company, Limited as of December 31, 2007 and for the year from January 1, 2007 to December 31, 2007 in accordance with Article 444(4) of the Corporation Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above present fairly, in all material respects, the financial position and the results of operations of Kirin Holdings Company, Limited and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 12, 2008

The Board of Directors
Kirin Holdings Company, Limited

KPMG AZSA & Co.

Shozo Tokuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masakazu Hattori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiyuki Yamasaki (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and footnotes, and its supporting schedules of Kirin Holdings Company, Limited as of December 31, 2007 and for the 169th business year from January 1, 2007 to December 31, 2007 in accordance with Article 436, paragraph 2 (1)of the Corporation Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Kirin Holdings Company, Limited for the period, for which the statutory report and supporting scheules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Corporate Auditors' Report Originally Issued in the Japanese Language]

Corporate Auditors' Report

February 14, 2008

Mr. Kazuyasu Kato,
President
Kirin Holdings Company, Limited

Board of Corporate Auditors
Kirin Holdings Company, Limited

Hitoshi Oshima (Seal)
Standing Corporate Auditor

Tetsuo Iwasa (Seal)
Standing Corporate Auditor

Toyoshi Nakano (Seal)
Outside Corporate Auditor

Teruo Ozaki (Seal)
Outside Corporate Auditor

Kazuo Tezuka (Seal)
Outside Corporate Auditor

We the Board of Corporate of Auditors of the Company, based on the audit reports prepared by each Corporate Auditor regarding the performance of duties by the Directors during the 169th business year from January 1, 2007, to December 31, 2007, prepared this audit report upon deliberation and hereby report, by a unanimous show of hands, as follows:

1. Audit Methods by Corporate Auditors and the Board of Corporate Auditors and its Details

The Board of Corporate Auditors established audit policy of this term, planning of audits, etc., and received reports from each Corporate Auditor regarding the state of implementation of his or her audits and results thereof, as well as received reports from the Directors, etc., and Independent Auditors regarding performance of their duties, and sought explanations whenever necessity arose.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, in accordance with the audit policy of this term, planning of audits, etc., communicated with the Directors, the internal audit department, other employees, etc., and made efforts to collect information and improve audit environment, and attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, etc., regarding the state of performance of their duties, sought explanations whenever necessity arose, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and other main business offices of the Company. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the laws, regulations and Articles of Incorporation, as well as the resolutions of the Board of Directors regarding the improvement of the system stipulated in Article 100, paragraph 1 and paragraph 3 of the Regulations for Enforcement of the Corporation Law and the status of the system (internal controls system) based on the resolutions, which are necessary for ensuring an appropriateness of operations of a joint stock corporation. With respect to subsidiaries, we communicated and exchanged information with directors, corporate auditors, etc., of the subsidiaries, and visited subsidiaries whenever necessity arose to make investigation into the state of activities and property thereof. Based on the above methods, we examined the business report and supporting schedules for the relevant business year.

Furthermore, we monitored and verified whether the Independent Auditors maintained their independence and implemented appropriate audits, and we received reports from the Independent Auditors regarding the state of performance of their duties and sought explanations whenever necessity arose. In addition, we received notice from the Independent Auditors that "The systems for ensuring the proper performance of duties" (matters set forth in each Item of Article 159 of the Regulations of Corporate Financial Calculation) is organized in accordance with the "Standers for Quality Control of Audit" (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations whenever necessity arose. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and foot notes) and supporting schedules related to the relevant business term, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and foot notes).

2. Results of Audit

(1) Results of Audit of Business Report and Other Relevant Documents

1. In our opinion, the business report and supporting schedules fairly presents the state of the Company in accordance with the laws, regulations and Articles of Incorporation.
2. In connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws, regulations, or the Articles of Incorporation exists.
3. In our opinion, the contents of the resolutions of the Board of Directors regarding the internal controls system are fair and reasonable. In addition, we have found nothing to be pointed out in relation to the performance of duties by the Directors regarding the internal controls system.

(2) Results of Audit of financial statements and supporting schedules

In our opinion, the methods and results of audit conducted by the Independent Auditors, KPMG AZSA & Co. are proper.

(3) Results of Audit of consolidated financial statements

In our opinion, the methods and results of audit conducted by the Independent Auditors, KPMG AZSA & Co. are proper.

Reference Documents for the General Meeting of Shareholders

Propositions and information:

Proposition No. 1: Dividend and disposition of surplus

1. Dividend of surplus
We consider the appropriate return of profits to shareholders as one of the most important management issues.

In due consideration of the Company's current results, the dividend payout ratio, the future management measures, and the Company's practice of providing stable dividends to shareholders, management proposes the payment of an ordinary dividend of ¥12 per share (an increase of ¥3 compared to the ordinary dividend paid in the previous term), as set forth hereunder. As a result, the annual dividend will amount to ¥21 per share (an increase of ¥4 per share compared to the annual dividend paid in the previous term), including an interim dividend of ¥9 per share.

(1) Matters related to the allocation of distributable profit to shareholders and the total amount thereof
¥12 per share of the Company's common shares   Total amount: ¥11,456,755,032

(2) Effective date of dividend of surplus
March 27, 2008

2. Disposition of surplus
(1) Account title of increased surplus and the amount thereof
General reserve   ¥23,000,000,000

(2) Account title of decreased surplus and the amount thereof
Retained earnings brought forward   ¥23,000,000,000

Proposition No. 2: Partial amendments to the Articles of Incorporation

1. Reasons for the amendments
(1) In order to enhance the convenience of those wishing to inspect the Company's public notices and to increase public awareness of the accessibility of such notices, the Company will amend Article 4 of its Articles of Incorporation, which relates to methods of issuing public notices. Through this amendment, the Company will stipulate that public notices will be by electronic means, through publication on its website. Furthermore, the Company will stipulate other methods of issuing public notices, in the event that unavoidable circumstances prevent it from issuing the notices electronically.

(2) To clarify that procedures related to the exercise of shareholders' rights will be stipulated in the Company's Share Handling Regulations (including rights to request the

convocation of general meetings of shareholders and to present proposals at general meetings of shareholders), the Company will make the required amendments to Article 11 of its Articles of Incorporation.

2. Details of the amendments

The details of the amendments in the Articles of Incorporation are as follows:

(Amended text is shown underlined.)

Current Text	Proposed Text
(Methods of issuing public notices) Article 4. Public notices of the Company <u>shall be carried in the *Nihon Keizai Shimbun* published in Tokyo</u>.	(Methods of issuing public notices) Article 4. Public notices of the Company <u>shall be issued electronically. However, if for some unavoidable reason, such as an accident, it is unable to issue them electronically, the Company shall place the public notices in the *Nihon Keizai Shimbun*.</u>
(Share handling regulations) Article 11. The denominations of share certificates, handling relating to shares, and right to subscribe for new shares together with the fees therefor shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.	(Share handling regulations) Article 11. The denominations of share certificates, handling relating to shares, and right to subscribe for new shares together with the fees therefor <u>and procedures for the exercise of shareholders' rights</u> shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.

Proposition No. 3: Election of nine (9) Directors

Upon the close of this Ordinary General Meeting of Shareholders, the terms of office of all ten (10) Directors will expire.
Accordingly, shareholders are requested to elect nine (9) Directors.
The candidates for the positions of Director are as follows:

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)		Number of shares of the Company held by the candidate
1.	Koichiro Aramaki (November 15, 1939)	April 1964	Joined the Company	88,458 shares
		March 1990	Deputy General Manager of Pharmaceutical Div.	
		March 1994	Director and Deputy General Manager of Pharmaceutical Div.	
		May 1995	Director and General Manager of Pharmaceutical Div.	
		March 1997	Managing Director and General Manager of Pharmaceutical Div.	
		March 1999	Senior Managing Director and General Manager of Pharmaceutical Div.	
		January 2001	Senior Managing Director and President of Pharmaceutical Div.	
		March 2001	Representative Director and President	
		March 2006	Representative Director and Chairman (positions which he continues to hold)	

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)		Number of shares of the Company held by the candidate
2.	Kazuyasu Kato (November 24, 1944)	April 1968	Joined the Company	60,425 shares
		March 1997	General Manager of Hokkaido Regional Head Office	
		March 2000	Director and General Manager of Kyushu Regional Head Office	
		October 2001	Director and General Manager of Sales Dept. of Sales & Marketing Div.	
		March 2002	Director, Vice President of Sales & Marketing Div., and General Manager of Sales Dept. of Sales & Marketing Div.	
		March 2003	Managing Executive Officer and President of Sales & Marketing Div.	
		March 2004	Managing Director, Managing Executive Officer, and President of Sales & Marketing Div.	
		March 2006	Representative Director and President (positions which he continues to hold)	

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)		Number of shares of the Company held by the candidate
3.	Kazuhiro Sato (February 14, 1948)	April 1970	Joined the Company	28,000 shares
		March 2000	General Manager of Finance & Accounting Dept.	
		March 2002	Director and General Manager of Finance & Accounting Dept.	
		March 2003	Executive Officer and General Manager of Finance & Accounting Dept.	
		March 2004	Managing Director and Managing Executive Officer	
		March 2006	Managing Director	
		March 2007	Representative Director and Executive Vice President (positions which he continues to hold)	
		[Responsible for Group Financial Strategy, Information Systems, Corporate Communications and Investor Relations]		

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)	Number of shares of the Company held by the candidate
4.	Koichi Matsuzawa (December 13, 1948)	April 1973 Joined the Company March 2002 General Manager of Hokuriku Plant March 2003 General Manager of Production & Quality Control Dept. of Production Div. March 2004 Executive Officer and General Manager of Production & Quality Control Dept. of Production Div. March 2005 Managing Executive Officer and General Manager of Production & Quality Control Dept. of Production Div. March 2006 Managing Director (a position which he continues to hold) [Responsible for Group Production Technology]	17,457 shares

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)		Number of shares of the Company held by the candidate
5.	Etsuji Tawada (June 28, 1950)	April 1973	Joined the Company	18,000 shares
		March 1998	General Manager of Technology Development Dept. of Production Div.	
		March 2005	Executive Officer, General Manager of Strategic Research & Development Dept., and General Manager of Central Laboratories for Frontier Technology	
		March 2006	Managing Executive Officer, General Manager of Strategic Research & Development Dept., and General Manager of Central Laboratories for Frontier Technology	
		March 2007	Managing Director (a position which he continues to hold)	
		[Responsible for Group R&D and Intellectual Property]		

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)		Number of shares of the Company held by the candidate
6.	Yoshiharu Furumoto (January 30, 1950)	April 1973 April 2002 September 2003 March 2004 March 2006 March 2007	Joined the Company General Manager of Spirits & Wine Dept. of Sales & Marketing Div. Assistant to General Manager of Sales & Marketing Div. Executive Officer and General Manager of Corporate Planning Dept. Executive Officer and General Manager of Group Strategy Dept. Managing Executive Officer and General Manager of Strategic Planning Dept. (positions which he continues to hold)	2,000 shares
7.	Yuzuru Matsuda (June 25, 1948)	April 1977 June 2002 June 2003	Joined Kyowa Hakko Kogyo Co., Ltd. Managing Director of Kyowa Hakko Kogyo Co., Ltd. President and Representative Director of Kyowa Hakko Kogyo Co., Ltd. (positions which he continues to hold)	0 shares
		[President and Representative Director of Kyowa Hakko Kogyo Co., Ltd.]		

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)		Number of shares of the Company held by the candidate
8.	Satoru Kishi (March 29, 1930)	April 1953	Joined The Mitsubishi Bank Limited	0 shares
		February 1992	Executive Vice President and Representative Director of The Mitsubishi Bank Limited	
		April 1996	Executive Vice President and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.	
		January 1998	President and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.	
		March 1999	Director of the Company (a position which he continues to hold)	
		June 2000	Chairman and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.	
		June 2002	Senior Advisor of The Bank of Tokyo-Mitsubishi, Ltd.	
		January 2006	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (an office which he holds now)	

No.	Name (Date of birth)	Profile (Representation of other companies, title and position at the Company)		Number of shares of the Company held by the candidate
9.	Akira Gemma (August 1, 1934)	April 1959	Joined Shiseido Company, Limited	0 shares
		June 1997	President and Representative Director of Shiseido Company, Limited	
		June 2001	Chairman and Representative Director of Shiseido Company, Limited	
		June 2003	Adviser of Shiseido Company, Limited (an office which he holds now)	
		March 2006	Director of the Company (a position which he continues to hold)	

(Notes)

1. Mr. Yuzuru Matsuda is President and Representative Director of Kyowa Hakko Kogyo Co., Ltd., which is engaged in the pharmaceuticals business—the field of business of Kirin Pharma Co., Ltd., a wholly owned subsidiary of the Company.
2. No conflicts of interest exist between the Company and other candidates.
3. Mr. Satoru Kishi and Mr. Akira Gemma are candidates for outside Directors, as provided for under Article 2, Paragraph 3, Section 7 of the Regulations for Enforcement of the Corporation Law.
4. The Company has nominated Messrs. Kishi and Gemma as outside Directors because of its expectation that their considerable experiences acquired over many years as corporate executives will provide valuable opinions and suggestions to the management of the Company.
5. Mitsubishi Heavy Industries, Ltd., where Mr. Kishi serves as an outside Corporate Auditor, has violated Antimonopoly Law on a public steel bridge construction work, etc. Mr. Kishi did not have a prior knowledge about such facts. At meetings of the Board of Directors and the Board of Corporate Auditors, and also during his auditing activities, Mr. Kishi subsequently expressed his opinions on measures to promote strict legal compliance and to ensure the sound and appropriate operation of the business.
6. Mr. Kishi receives compensation from The Bank of Tokyo-Mitsubishi UFJ, Ltd., for which he serves as a Senior Advisor. The Bank of Tokyo-Mitsubishi UFJ, Ltd. is a main financing bank of the Company.
7. The candidates for outside Directors will have served as outside Directors of the Company for the following number of years (as of the close of this Ordinary General Meeting of Shareholders).
   (1) Mr. Kishi : 9 years
   (2) Mr. Gemma : 2 years

Proposition No. 4: Election of one (1) Corporate Auditor

Upon the close of this Ordinary General Meeting of Shareholders, the term of office of one (1) Corporate Auditor, Mr. Teruo Ozaki will expire.
Accordingly, the shareholders are requested to elect one (1) Corporate Auditor.
The Board of Corporate Auditors has consented to this proposition.
The candidate for the position of a Corporate Auditor is as follows:

Name (Date of birth)	**Profile (Representation of other companies, title and position at the Company)**		**Number of shares of the Company held by the candidate**
Teruo Ozaki (December 29, 1944)	November 1974	Registered as Certified Public Accountant	0 shares
	July 1984	Representative Partner of Eiwa Audit Corporation	
	September 1991	Representative Partner of Inoue Saito Eiwa Audit Corporation	
	October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA & Co.)	
	July 1999	Managing Director of KPMG AZSA & Co.	
	January 2002	Vice Chairman of KPMG AZSA & Co.	
	September 2003	Retired from KPMG AZSA & Co.	
	October 2003	President of Teruo Ozaki & Co. (an office which he holds now)	
	March 2004	Corporate Auditor of the Company (a position which he continues to hold)	

(Notes)
1. No conflicts of interest exist between the Company and Mr. Teruo Ozaki.
2. Mr. Teruo Ozaki is a candidate for an outside Corporate Auditor, as provided for under Article 2, Paragraph 3, Section 8 of the Regulations for Enforcement of the Corporation Law.
3. The Company has nominated Mr. Ozaki as an outside Corporate Auditor because it believes that he will execute the duties of this office appropriately based on his highly professional expertise and considerable experiences in finance and accounting as a CPA. In his career, Mr. Ozaki's participation in company management has been limited to his duties as an outside director or corporate auditor. Nevertheless, it is believed that he will continue to appropriately execute the duties of this office for the reason stated above.
4. The Bank of Tokyo-Mitsubishi UFJ, Ltd., where Mr. Ozaki serves as an outside Director, was cited by the Financial Services Agency (FSA) for engaging in transactions with problematic compliance management. The FSA issued the bank a business improvement order on this matter. The bank also received business improvement orders from both U.S. supervisory authorities and the FSA for its failure to develop appropriate money-laundering prevention systems in the United States. Mr. Ozaki was unaware of these problems until reports were made available to him. After this situation became known, Mr. Ozaki monitored the plans for operational improvements and the actions taken to make these improvements at Board of Directors' meetings and on other occasions. At these meetings, Mr. Ozaki made necessary statements regarding these issues.
5. Mr. Ozaki receives compensation from The Bank of Tokyo-Mitsubishi UFJ, Ltd., where he serves as a Director. The Bank of Tokyo-Mitsubishi UFJ, Ltd. is a main financing bank of the Company.
6. Mr. Ozaki is related within the third degree of kinship to an employee of one of the Company's subsidiaries, Kirin Business Expert Co., Ltd.
7. Mr. Ozaki will have served as an outside Corporate Auditor of the Company for four (4) years (as of the close of this Ordinary General Meeting of Shareholders).

Proposition No. 5: Presentation of bonuses to corporate officers

In due consideration of the Company's current consolidated results, the Company proposes the payment of bonuses of ¥254.32 million in total to ten (10) Directors who held office as of the end of the current fiscal year (of which, ¥3 million will be paid to three (3) outside Directors). It also proposes the payment of bonuses of ¥15.94 million in total to five (5) Corporate Auditors who held office as of the end of the current fiscal year.

- END -

KIRIN

Kirin Holdings Company, Limited

Increased dividend forecast for fiscal year ended December 31, 2007

Tokyo, February 7, 2008—Kirin Holdings Company, Limited ("Kirin"), at a meeting of its Board of Directors held today, decided to upwardly revise the forecast dividend per share for the fiscal year ended December 31, 2007. The amount of year-end dividend is subject to formal approval at the annual general meeting of shareholders scheduled to be held in March 2008.

1. Reasons for revision of dividend forecast

Kirin believes that ensuring an appropriate level of return to shareholders is one of the most important roles of management, and has paid a dividend in every year since the establishment of Kirin in 1907. From 2007 Kirin adopted a new target consolidated payout ratio of 30% plus, aiming to link dividend increases to increases in actual profitability.

In line with this approach, for the year ended December 2007 Kirin has decided to increase the year-end dividend by ¥3.00 per share to ¥12.00 per share. In combination with the interim dividend already declared, which was increased by ¥1.00 per share to ¥9.00 per share, this represents a proposed full-year dividend of ¥21.00 per share, a year-on-year increase of ¥4.00 per share. Under this proposed dividend declaration the consolidated payout ratio for the year would be 30.1%.

For the fiscal year ending December 2008, the planned full-year dividend is ¥23.00 per share (comprising interim and year-end dividends of ¥11.50 per share, respectively), taking into account the impact of amortization of goodwill arising from business investment aligned with Kirin's pursuit of a quantum leap in growth.

2. Table of dividend forecasts before and after revision

Fiscal year ended December 31, 2007

Unit: yen	Previous dividend forecast (issued February 7, 2007)	Revised dividend forecast
Interim dividend per share	9.00	9.00 (actual)
Year-end dividend per share	9.00	12.00 (proposed)
Annual dividend per share	18.00	21.00 (proposed)

For reference: Recent trends in dividend declarations

Unit: yen	Fiscal year ended December 31, 2006	Fiscal year ended December 31, 2005
Interim dividend per share	8.00	7.00
Year-end dividend per share	9.00	7.50
Annual dividend per share	17.00	14.50

For further information please contact:

Corporate Communications Department
KIRIN HOLDINGS COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan
TEL: +813-5540-3448
URL: http://www.kirinholdings.co.jp/english/

END